Confidential Draft Submitted on April 8, 2015

As filed with the Securities and Exchange Commission on             , 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PRONAI THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-0138994
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2150 – 885 West Georgia Street

Vancouver, British Columbia, Canada V6C 3E8

(734) 233-3966

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nick Glover

Chief Executive Officer

ProNAi Therapeutics, Inc.

2150 – 885 West Georgia Street

Vancouver, British Columbia, Canada V6C 3E8

(734) 233-3966

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Graham, Esq. Robert A. Freedman, Esq. James D. Evans, Esq. Fenwick & West LLP 1191 Second Avenue, 10th Floor Seattle, Washington 98101 (206) 389-4510	Charles S. Kim, Esq. David Peinsipp, Esq. Divakar Gupta, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)(2)	AMOUNT OF REGISTRATION FEE
Common stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2015

PRELIMINARY PROSPECTUS

                 Shares

ProNAi Therapeutics, Inc.

Common Stock

We are offering                  shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate the initial public offering price to be between $             and $             per share.

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “DNAI.”

We are an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to ProNAi Therapeutics, Inc. (before expenses)	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase an additional                      shares of our common stock.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2015.

Jefferies	BofA Merrill Lynch

Prospectus dated                 , 2015

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until             , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

PRONAI THERAPEUTICS, INC.

Overview

We are a clinical-stage oncology company pioneering a novel class of therapeutics based on our proprietary DNA interference (DNAi) technology platform. Our vision is to be the leader in developing and commercializing a portfolio of DNAi-based therapies to deliver extraordinary therapeutic outcomes that dramatically change patients’ lives. The core of our scientific expertise is our understanding of DNAi oligonucleotides, which are rationally designed DNA sequences that modulate the transcription of oncogenes known to be involved in cancer cell survival and proliferation. Our lead DNAi product candidate, PNT2258, targets BCL2, a widely overexpressed oncogene that is an important gatekeeper of the programmed cell death process known as apoptosis and has been linked to many forms of cancer. In a recent single-agent Phase 2 trial of 13 patients with relapsed or refractory non-Hodgkin’s lymphoma (NHL), PNT2258 demonstrated evidence of anti-tumor activity, with 11 patients achieving a complete response (CR), partial response (PR) or stable disease (SD). Furthermore, all four of the diffuse large B-cell lymphoma (DLBCL) patients treated in this trial experienced a clinical response, including three CRs and one PR, with reported durations on study in the range of nine to more than 20 months. Although not statistically powered for a formal efficacy analysis, we believe the preliminary evidence of efficacy observed in this trial, coupled with safety and tolerability data collected to date, suggest that PNT2258 has the potential to change treatment paradigms across a wide range of oncology indications. Accordingly, we plan to pursue a broad registration-oriented clinical development program, initially in hematologic malignancies, that we anticipate will provide the foundation of a global registration strategy for PNT2258.

Our DNAi technology platform is based on our scientific expertise in DNA, the basic genetic building block for human life. DNA is a double strand of nucleic acids that encodes the genetic instructions used in the development and function of all living organisms. The information stored in DNA encodes genes that are transcribed into messenger RNA (mRNA), which are then translated to produce specific proteins that regulate cell generation, proliferation, survival and death. Cancer cells may overexpress particular genes called oncogenes, which encode the proteins that promote the uncontrolled growth and survival of abnormal cells.

We believe that there is substantial opportunity in the treatment of cancer to target DNA itself by directly interfering with the expression of the oncogenes responsible for cancer. The vast majority of cancer therapy today is targeted downstream at the protein level and, in some cases, at RNA. Our proprietary DNAi technology platform targets DNA, the upstream genetic material underlying the expression of proteins, and is therefore distinct from therapeutic approaches that target proteins or RNA. This difference may allow our DNAi technology to more profoundly impact oncogenic targets that may be difficult to effectively drug with these other approaches, and potentially result in enhanced efficacy, durability and safety outcomes. In addition, we believe that our unique mechanism for impacting downstream oncogenic proteins could also potentially amplify and be complementary to other therapeutic modalities.

Our proprietary platform consists of two components:

•	Rationally-Designed DNAi Oligonucleotides. Our DNAi technology platform is a proprietary drug discovery engine that allows us to rationally design unique, single-stranded DNA sequences that hybridize to complementary regions of genomic DNA in order to interfere with the transcription of specific target genes. By affecting gene transcription, our DNAi product candidates are designed to reduce the downstream production of the corresponding proteins responsible for cancer and other diseases, resulting in a therapeutic benefit.

•	Lipid Nanoparticle (LNP) Delivery Technology. Our LNPs, which we license from Marina Biotech, Inc., are protective amphoteric liposomes designed to encapsulate our DNAi oligonucleotides and provide enhanced serum stability and optimized pharmacokinetic properties. This facilitates the broad systemic distribution of our DNAi oligonucleotides after intravenous infusion. Within the acidic environment found in tumors, our LNPs become positively charged and therefore more amenable to cellular uptake and cytoplasmic release of their payloads, allowing the DNAi oligonucleotides to traffic into the cells’ nuclei, where they modulate gene transcription.

Our Lead Product Candidate: PNT2258

Our lead DNAi product candidate, PNT2258, is a proprietary formulation of our single-stranded 24-base DNAi oligonucleotide, known as PNT100, encapsulated in our LNP. PNT100 DNAi targets and interferes with BCL2, an important and validated oncogene known to be dysregulated in many types of cancer. This dysregulation, which is manifested in the excess production of BCL2 protein, is believed to provide certain cancer cells with the ability to resist naturally occurring programmed cell death, a process referred to as apoptosis, which is a primary mechanism for the removal of aged, damaged or unnecessary cells. PNT100 targets a specific regulatory region associated with the BCL2 oncogene, interfering with its transcription. This affects downstream BCL2 protein production, resulting in a restoration of apoptotic processes leading to the death of cancer cells. Since we estimate that BCL2 is expressed in more than 60% of all new cases across the top 10 most commonly diagnosed cancers in the United States, we believe there is a significant opportunity to develop PNT2258 across many oncology indications.

We are pursuing a multi-faceted clinical development strategy that is designed to efficiently achieve regulatory approval and maximize the commercial opportunity of PNT2258. We have conducted two clinical trials with PNT2258 to date: a Phase 1 safety trial in patients with relapsed or refractory solid tumors and a Phase 2 trial in patients with relapsed or refractory NHL. In a Phase 2 trial of 13 patients with relapsed or refractory NHL, PNT2258 demonstrated evidence of anti-tumor activity, with 11 patients achieving a CR, PR or SD. Having observed preliminary evidence of efficacy and tolerability, we plan to pursue a broad registration-oriented clinical development program, initially in hematologic malignancies, that we anticipate will provide the foundation of a global registration strategy for PNT2258.

In December 2014, we initiated “Wolverine,” an open-label 60 patient Phase 2 trial evaluating PNT2258 for the treatment of third-line relapsed or refractory DLBCL. DLBCL is the most prevalent form of NHL, comprising approximately 30% of the annual NHL diagnoses in the United States according to a 2013 report by the Leukemia & Lymphoma Society. By mid-2015, we plan to initiate “Brighton,” an open-label 50 patient Phase 2 trial evaluating PNT2258 for the treatment of Richter’s transformed chronic lymphocytic leukemia (Richter’s CLL). Richter’s CLL is a rare and aggressive form of NHL with no currently approved therapies. By the end of 2015, we also plan to initiate a Phase 2 trial of PNT2258 in combination with a therapeutic agent or treatment regimen, to be followed by a second combination Phase 2 trial by mid-2016. In addition, we plan to initiate a single-agent Phase 2 trial evaluating PNT2258’s potential in other hematological malignancies, such as acute myeloid leukemia, acute lymphoblastic leukemia and multiple myeloma, by mid-2016. If the efficacy data obtained in some or all of these trials are highly compelling, we plan to discuss accelerated registration paths and other regulatory designations with regulatory agencies. As appropriate, we may apply for orphan drug, breakthrough therapy, fast track or other regulatory designations.

The table below summarizes the current development of our programs and anticipated milestones.

Trial	Regimen	Indication	Status/Milestones
Wolverine	PNT2258	R/R* Third-Line DLBCL	Phase 2 Trial Ongoing (First Patient Enrolled Dec 2014)

Brighton	PNT2258	Richter’s CLL	Initiate Phase 2 Trial Mid-2015

Combination Trial #1	PNT2258 + Other Anti-cancer Drug(s)	R/R* Second-Line DLBCL	Initiate Phase 2 Trial End of 2015

Single-Agent Trial	PNT2258	Hematologic Malignancies	Initiate Phase 2 Trial Mid-2016

Combination Trial #2	PNT2258 + Other Anti-cancer Drug(s)	Other DLBCL	Initiate Phase 2 Trial Mid-2016

*R/R denotes relapsed or refractory.

Our vision is to be the leader in developing and commercializing a portfolio of DNAi-based therapies to deliver extraordinary therapeutic outcomes that dramatically change patients’ lives. We are at the forefront of DNAi-based therapies, as we believe that PNT2258 is the only product candidate in clinical testing using this novel approach. In the near term, we plan to broadly develop and commercialize PNT2258 in oncology indications with high unmet medical needs. In the long term, we aspire to commercialize additional DNAi-based therapies with the potential to impact medical paradigms in oncology and other major diseases. Our DNAi platform technology was invented at Wayne State University and Karmanos Cancer Institute. We acquired this technology and subsequently developed the algorithm that we employ for rationally designing our DNAi product candidates using bioinformatics and our understanding of gene regulatory domains.

We have assembled an experienced and talented group of stakeholders to execute on our vision. Our management team is led by Dr. Nick Glover, President and Chief Executive Officer, and Dr. Angie You, Chief Business and Strategy Officer and Head of Commercial. Dr. Glover, the former President and Chief Executive Officer of YM Biosciences Inc., and Dr. You, the former Chief Business Officer of Aragon Pharmaceuticals, Inc. joined our company in the third quarter of 2014. We completed a $59.5 million private financing in April 2014 led by a well-established group of institutional healthcare investors, including Vivo Capital, Frazier Healthcare Ventures, OrbiMed Advisors, RA Capital, Caxton Alternative Management, Sectoral Asset Management, Janus Capital Management, Adams Street Partners and Hopen Life Science Ventures. Existing investors also include Apjohn Ventures Fund and Capital Midwest Fund.

Our Strategy

Key elements of our business strategy are to:

•	Expedite the Clinical Development and Regulatory Approval of PNT2258. We plan to advance our lead product candidate, PNT2258, initially in DLBCL and Richter’s CLL and may pursue accelerated registration paths and other regulatory designations if data are compelling. In December 2014, we initiated Wolverine, a Phase 2 trial for the treatment of third-line relapsed or refractory DLBCL, and by mid-2015, we plan to initiate Brighton, a Phase 2 trial for the treatment of Richter’s CLL.

•	Pursue a Multi-Faceted Development Strategy for PNT2258 Across Many Oncology Indications. In addition to Wolverine and Brighton, we intend to expand the commercial market opportunity for PNT2258 by developing it for the treatment of a wide variety of BCL2-driven tumors, including other hematologic malignancies, such as leukemias and myelomas, as monotherapy and in combination with other therapeutic agents or treatment regimens. BCL2 overexpression has also been implicated as a driver of a wide variety of solid tumors, including breast, prostate and lung, which could provide additional future development opportunities for PNT2258.

•	Maximize the Global Commercial Value of PNT2258. We have retained all commercial rights to PNT2258 and future DNAi product candidates. As we further develop PNT2258, we plan to build a commercial infrastructure to directly market in North America and possibly other major geographies that are core to our commercial strategy. We plan to enter into collaborations for the development, marketing and commercialization of PNT2258 in additional geographies at an appropriate time. We also plan to invest in scaling our manufacturing capacity to support our global commercial strategy.

•	Maintain our Competitive Advantage by Continuing to Invest in our Proprietary DNAi Technology Platform. We plan to continue to conduct research in the field of DNAi to further our understanding of the role this technology plays in modulating gene transcription. We also plan to continue fostering relationships with leading scientific advisers and physicians to support these efforts.

•	Broaden our Pipeline of Novel Product Candidates by Leveraging our Proprietary DNAi Technology Platform. We believe DNAi technology may be applicable to additional high value genetic targets beyond BCL2 that are also challenging to effectively drug by conventional means. We plan to leverage our DNAi technology platform to generate a pipeline of product candidates that modulate the transcription of oncogenes known to be involved in cancer and potentially genes implicated in other diseases.

Risks Related to Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable to implement our business strategy for many reasons, including those that are beyond our control. In particular, these risks include, but are not limited to, the following:

•	we have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses for the foreseeable future;

•	our business is highly dependent on the success of our only clinical product candidate, PNT2258;

•	we are very early in our development efforts and have only one product candidate in clinical development, which has only been tested in a limited number of patients;

•	PNT2258 or future product candidates that we may develop may fail to demonstrate safety and efficacy or may not otherwise produce positive results;

•	if we fail to obtain additional capital, we may be unable to complete the development and commercialization of PNT2258 or any future product candidates;

•	we may encounter difficulties enrolling patients in our clinical trials;

•	the manufacture of our DNAi product candidates is complex and we may encounter difficulties in production, particularly with respect to process development or scaling up of our manufacturing capabilities;

•	our reliance on third-party manufacturing partners may cause our supply of research and development, preclinical and clinical development materials to become limited or interrupted or fail to be of satisfactory quantity or quality;

•	we may be unable to obtain U.S. or foreign regulatory approval of PNT2258;

•	we rely on intellectual property licensed from a third party; and

•	we may be unable to obtain and enforce patent protection for our technologies or product candidates.

Our Corporate Information

We were incorporated in Delaware in May 2003 as Phenome Systems, Inc. and changed our name to ProNAi Therapeutics, Inc. in April 2004. Shortly thereafter, we merged with SenseGene Therapeutics Inc., a Michigan corporation, with ProNAi Therapeutics, Inc. being the surviving corporation. Our principal executive offices are located at 2150 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8, and our telephone number is (734) 233-3966. Our website address is www.pronai.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms “ProNAi,” “we,” “us” and “our” refer to ProNAi Therapeutics, Inc., a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted. ProNAi and DNAi are our registered trademarks. The “ProNAi” logo and all product names are our common law trademarks. This prospectus contains additional trade names, trademarks and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as the term is used in The Jumpstart Our Business Startups Act of 2012 (JOBS Act), and therefore, we may take advantage of certain exemptions from various public company reporting requirements, including:

•	a requirement to only have two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis;

•	exemption from the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory stockholder vote on executive compensation and any golden parachute payments.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700.0 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits of the JOBS Act. We have taken advantage of some of the reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock to be offered	shares

Common stock to be outstanding immediately following this offering	shares

Option to purchase additional shares	We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock.

Use of proceeds	We estimate that the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $ million, or $ million if the underwriters’ option to purchase additional shares is exercised in full. We anticipate that we will use the net proceeds from this offering to make significant investments in the clinical and manufacturing activities related to PNT2258, to support preclinical activities focused on PNT2258’s mechanism of action, to further develop our DNAi technology platform and broaden our pipeline of DNAi-based product candidates, to pay a $ million cash dividend to holders of our redeemable convertible preferred stock (described in greater detail below) and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies or businesses. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Dividend policy	As of December 31, 2014, we had $ million of cumulative but unpaid accruing dividends to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders. Dividends payable to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders have continued to accrue subsequent to December 31, 2014. Assuming this offering is completed on , 2015, we expect to pay $ million of cumulative accrued dividends to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders immediately prior to the completion of this offering. The dividends will be paid from the net proceeds of this offering and will not be paid on any shares purchased in this offering. We do not pay cash dividends on our common stock and do not anticipate paying any dividends on our common stock for the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on various factors. See “Dividend Policy.”

Proposed NASDAQ Global Market symbol	“DNAI”

The number of shares of our common stock to be outstanding after this offering is based on (i) 11,836,146 shares of our common stock outstanding as of December 31, 2014; (ii) the automatic conversion of all outstanding shares of our convertible and redeemable convertible preferred stock as of December 31, 2014 into an aggregate of 130,298,986 shares of common stock immediately prior to the completion of this offering; and (iii)              shares that we expect to issue, based upon an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover of this prospectus, upon the net exercise of warrants outstanding as of December 31, 2014 that would otherwise expire upon completion of this offering, and excludes:

•	15,928,829 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2014, with a weighted-average exercise price of $0.12 per share;

•	2,625,000 shares of common stock issuable upon the exercise of options granted between December 31, 2014 and April 8, 2015, with an exercise price of $0.41 per share; and

•	shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 11,548,249 shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan, which shares will be added to the shares to be reserved for issuance under our 2015 Equity Incentive Plan upon completion of this offering, (ii) additional shares of common stock reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective on the date immediately prior to the date of this prospectus, and (iii) shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, which will become effective on the date of this prospectus.

Our 2015 Equity Incentive Plan and 2015 Employee Stock Purchase Plan will each provide for annual automatic increases in the number of shares reserved under such plans. In addition, our 2015 Equity Incentive Plan will provide for increases in the number of shares that may be granted under the plan based on shares granted under our 2008 Equity Incentive plan that expire, are forfeited or otherwise repurchased by us at cost. On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2008 Equity Incentive plan will be added to the shares reserved under our 2015 Equity Incentive Plan, and we will cease granting awards under our 2008 Equity Incentive plan. See “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible and redeemable convertible preferred stock as of December 31, 2014 into an aggregate of 130,298,986 shares of common stock immediately prior to the completion of this offering;

•	a -for- reverse stock split, which will become effective prior to the completion of this offering;

•	the filing of our restated certificate of incorporation in Delaware and the adoption of our restated bylaws, each of which will occur upon the completion of this offering; and

•	no exercise of the underwriters’ option to purchase additional shares.

Summary Consolidated Financial Data

We have derived the following summary consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the summary consolidated balance sheet data as of December 31, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial data together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2013	2014
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Operating expenses(1):
Research and development	$2,843		$19,078
General and administrative	1,162		3,500

Total operating expenses	4,005		22,578

Loss from operations	(4,005)		(22,578)
Other income (expense), net:
Interest expense	(2,719)		—
Change in fair value of preferred stock warrants	(202)		(1,380)
Other income (expense)	94		87

Total other income (expense), net	(2,827)		(1,293)

Loss before provision for income taxes	(6,832)		(23,871)
Provision for income taxes	—		2

Net loss	(6,832)		(23,873)
Adjustment to redemption value on redeemable convertible preferred stock	(5,713)		(49,849)

Net loss attributable to common stockholders	$(12,545)		$(73,722)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.57)		$(9.27)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	4,871,851		7,951,340

Pro forma net loss per share attributable to common stockholders, basic and diluted(3)		$

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted(3)

(footnotes appear on following page)

(1)	Includes the following stock-based compensation:

	Year Ended December 31,
	2013	2014
	(in thousands)
Stock-based compensation:
Research and development	$5	$65
General and administrative	17	237

Total stock-based compensation	$22	$302

(2)	Basic and diluted net loss per share attributable to common stockholders is computed based on the weighted-average number of shares of common stock outstanding during each period. For additional information, see Note 3 to our consolidated financial statements included elsewhere in this prospectus.
(3)	Pro forma basic and diluted net loss per share attributable to common stockholders and pro forma weighted-average number of shares used in computing pro forma basic and diluted net loss per share attributable to common stockholders reflect (i) automatic conversion of all outstanding shares of our convertible and redeemable convertible preferred stock into an aggregate of 130,298,986 shares of common stock immediately prior to the completion of this offering; (ii) the issuance of shares, based upon an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus, upon the expected net exercise of warrants outstanding at December 31, 2014 that would otherwise expire upon completion of this offering; (iii) the vesting of stock options upon the achievement of a performance condition that will be achieved upon the completion of this offering and service-based criteria; and (iv) the issuance of additional shares of common stock that would have been required to be issued, based on an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus, to pay $7.2 million in unpaid accruing dividends at December 31, 2014 to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders. We do not expect to issue these shares to the Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders. Instead, immediately prior to the completion of this offering, we expect to pay $ million in cumulative but unpaid accruing dividends to the Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders. For additional information, see Note 3 to our consolidated financial statements included elsewhere in this prospectus.

	December 31, 2014
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$29,154	$	$
Short-term investments	10,010
Working capital	37,630
Total assets	40,565
Preferred stock warrant liabilities	1,810
Total liabilities	4,005
Convertible preferred stock	2,543
Redeemable convertible preferred stock	141,832
Accumulated deficit	(107,816)
Total stockholders’ deficit	(107,815)

(1)	Reflects (i) the automatic conversion of all outstanding shares of our convertible and redeemable convertible preferred stock into an aggregate of 130,298,986 shares of common stock immediately prior to the completion of this offering; (ii) the accrual for the payment of $ million in cumulative but unpaid accruing dividends to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders and the related reduction in working capital and additional paid-in capital; (iii) the issuance of shares, based upon an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus, upon the expected net exercise of warrants outstanding at December 31, 2014 that would otherwise expire upon the completion of this offering and the related reclassification of preferred stock warrant liabilities to additional paid-in capital; and (iv) a $ million increase in stock-based compensation associated with stock options that vest upon the achievement of a performance condition that will be achieved upon the completion of this offering and service-based criteria, and the related increase to additional paid-in capital and accumulated deficit.

(2)	Reflects (i) the pro forma adjustments set forth above in footnote 1; (ii) the issuance and sale of shares of common stock in this offering, at an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses; and (iii) the payment of the accrued dividend described above in footnote 1 immediately prior to the completion of the offering. Dividends payable to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders have continued to accrue subsequent to December 31, 2014. Assuming this offering is completed on , 2015, we expect to pay $ million of cumulative accrued dividends to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders immediately prior to the completion of this offering. See “Use of Proceeds” and “Dividend Policy.”
(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus, would increase (decrease) each of our cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $ million, assuming that the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of our cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $ million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions.

The information above is illustrative only, and our consolidated balance sheet following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses for the foreseeable future.

We are a clinical-stage oncology company with a limited operating history. Since inception, we have incurred significant operating losses. Our net losses were $6.8 million and $23.9 million for the years ended December 31, 2013 and 2014, respectively. As of December 31, 2014, we had an accumulated deficit of $107.8 million. Investment in oncology product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue the development of our lead product candidate, PNT2258, further research and develop our DNAi technology platform, seek to identify additional product candidates, seek regulatory approval, prepare for potential commercialization and become a public company.

Even if we succeed in commercializing PNT2258 or any future product candidates we may develop, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

Our business is highly dependent on the success of our only clinical product candidate, PNT2258. If we are unable to successfully develop, obtain regulatory approval for and commercialize PNT2258, or experience significant delays in doing so, our business will be materially harmed.

Our business and future success depends on our ability to successfully develop, obtain regulatory approval for and commercialize our only clinical product candidate, PNT2258, which is at an early stage of development. We have invested significant effort and financial resources in the research and development of PNT2258, and PNT2258 will require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales. Further development of PNT2258 will require additional clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales, if approved.

We cannot commercialize product candidates in the United States without first obtaining regulatory approval for the product candidates from the U.S. Food and Drug Administration (FDA). Similarly, we cannot commercialize product candidates outside of the United States without obtaining regulatory approval from similar regulatory authorities outside of the United States, such as the European Medicines Agency in Europe. Even if PNT2258 or another product candidate were to be approved by the FDA and non-U.S. regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval for PNT2258 in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development, marketing or commercialization of PNT2258 or any other product candidate that we may discover, in-license, develop or acquire in the future. Furthermore, even if we obtain regulatory approval for PNT2258, we will still need to develop a commercial organization, or collaborate with a third party for the commercialization of PNT2258, establish commercially viable pricing and obtain approval for coverage and adequate reimbursement from third parties, including government payors. If we are unable to successfully commercialize PNT2258, we may not be able to generate sufficient revenues to continue our business.

In addition, because we are developing other product candidates based on technology substantially similar to the technology on which PNT2258 is based, if PNT2258 encounters safety or efficacy problems, developmental delays or regulatory issues or other problems, our development plans and business may be significantly harmed.

We are very early in our development efforts and have only one product candidate in clinical development, which has only been tested in a limited number of patients. If we are unable to successfully develop and commercialize product candidates or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts and have only one product candidate, PNT2258, in clinical development. PNT2258 has only been tested in a limited number of patients, and the results of completed preclinical studies and early-stage clinical trials may not be indicative of the results from future clinical trials with a larger number of enrolled patients. The success of PNT2258 and any future product candidates that we may develop will depend on several factors, including the following:

•	completion of preclinical studies with positive results;

•	successful enrollment in, and completion of, clinical trials with positive results;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishment of commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	effective patent and trade secret protection and regulatory exclusivity;

•	establishment of a commercial sales team, if and when approved, whether alone or in collaboration with others;

•	acceptance, if and when approved, by patients, the medical community and third-party payors;

•	coverage and adequate reimbursement by third-party payors, including government payors;

•	our ability to compete with other therapies;

•	continued acceptable safety profile following approval;

•	enforcement of intellectual property rights and claims;

•	achievement of desirable medicinal properties for the intended indications; and

•	effective growth of an organization of scientists and business people who can develop and commercialize the products, if approved, and technology.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize PNT2258 or other product candidates that we may develop, which would materially harm our business.

If clinical trials of PNT2258 or future product candidates that we may develop fail to demonstrate safety and efficacy or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of PNT2258 or future product candidates.

In December 2014, we initiated Wolverine, an open-label 60 patient Phase 2 trial evaluating single-agent PNT2258 for the treatment of third-line relapsed or refractory diffuse large B-cell lymphoma (DLBCL). By mid-2015, we plan to initiate Brighton, an open-label 50 patient Phase 2 trial evaluating single-agent PNT2258 for the treatment of Richter’s transformed chronic lymphocytic leukemia (Richter’s CLL). By the end of 2015, we also plan to initiate a Phase 2 trial of PNT2258 in combination with a therapeutic agent or treatment regimen, to be followed by a second combination Phase 2 trial by mid-2016. In addition, we plan to initiate a single-agent Phase 2 trial evaluating PNT2258’s potential in other hematological malignancies, such as acute myeloid leukemia, acute lymphoblastic leukemia and multiple myeloma, by mid-2016. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization. We cannot, therefore, guarantee that we will be successful in obtaining the required efficacy and safety profile from the performance of any of our clinical programs. A failure of one or more clinical trials can occur at any stage of testing.

Before obtaining marketing approval from regulatory authorities, including the FDA, for the sale of our product candidates, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans and an acceptable risk/benefit profile. The risk/benefit profile for product approval may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease or an improvement in survival. For example, response rates from the use of our product candidates will likely not be sufficient to obtain regulatory approval unless we can also show an adequate duration of response.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. To date, we have only obtained results from Phase 1 and Phase 2 clinical trials that are uncontrolled, involve small sample sizes and are of shorter duration than would be required for regulatory approval. Data from these clinical trials and our preclinical studies should not be relied upon as evidence that later or larger-scale, controlled clinical trials will succeed. For example, although the results from our Phase 2 trial of PNT2258 in patients with relapsed or refractory NHL characterized stable disease (SD) as providing evidence of anti-tumor activity, the FDA generally does not consider SD to provide a direct measure of anti-tumor activity. Accordingly, SD will likely not be a component of the primary efficacy endpoint of overall response rate of any pivotal trials necessary to obtain regulatory approval. There may be other reasons why our early clinical trials are not predictive of later clinical trials. For example, we have not discussed the design, including sample size, trial arms, duration and endpoints, or any results, of our completed, ongoing or planned clinical trials with the FDA, and thus we may not have the benefit of the FDA’s current thinking on trial designs. In addition, the results of clinical trials in one set of patients or line of treatment may not be predictive of those obtained in other clinical trials, and protocols may need to be revised based on unexpected early results.

Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and even if the trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. Many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. To the extent that the results of our trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

•	regulators or institutional review boards (IRBs) may not authorize us or our investigators to initiate a clinical trial or conduct a clinical trial at a prospective trial site;

•	government or regulatory delays and changes in regulatory requirements, policy and guidelines;

•	delays in reaching or failure to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites and contract research organizations (CROs), or failure by such CROs or trials sites to carry out the clinical trial in accordance with the terms of our agreements with them;

•	negative or inconclusive results of clinical trials;

•	decision by us to conduct additional clinical trials or abandon product development programs;

•	a higher number of patients required for clinical trials, slower than expected enrollment, greater than expected competition for patients or higher than expected drop out rates;

•	clinical sites electing to terminate their participation in one of our clinical trials, which would likely have a detrimental effect on subject enrollment;

•	failure of third-party contractors to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	inability or unwillingness of patients or medical investigators to follow our clinical trial protocols;

•	suspension or termination of clinical trials for various reasons, including unacceptable health risks;

•	imposition of a clinical hold for safety reasons or following an inspection of our clinical trial operations or site by the FDA or other regulatory authorities;

•	greater than expected cost of clinical trials;

•	insufficient supply or quality of product candidates or other materials necessary to conduct clinical trials;

•	undesirable side effects or other unexpected characteristics of our product candidates, causing us or our investigators, regulators or IRBs to suspend or terminate the trials; and

•	revision of legal or regulatory requirements for approving our product candidates.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

If the efficacy data obtained in some or all of our PNT2258 clinical trials are highly compelling, we plan to discuss accelerated registration paths and other regulatory designations with regulatory agencies. If we pursue, and ultimately obtain, accelerated approval from FDA for PNT2258 based on a surrogate endpoint, the FDA would require us to conduct a confirmatory trial to verify the predicted clinical benefit and additional safety studies. The results from the confirmatory trial may not support the clinical benefit, which would result in the approval being withdrawn. Moreover, the FDA may withdraw approval of a product approved under the accelerated approval pathway if, for example:

•	the clinical trial or trials required to verify the predicted clinical benefit of the product candidate fail to verify such benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug;

•	other evidence demonstrates that the product candidate is not shown to be safe or effective under the conditions of use;

•	we fail to conduct any required post-approval trials with due-diligence; or

•	we disseminate false or misleading promotional materials relating to the relevant product or product candidate.

Product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any clinical trials will continue as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could allow our competitors to bring products to market before we do and could impair our ability to successfully commercialize our product candidates, any of which may harm our business and results of operations.

If we fail to obtain additional capital, we may be unable to complete the development and commercialization of PNT2258 or any future product candidates.

We have used substantial funds to develop our DNAi technology platform and PNT2258. We expect to continue to spend substantial amounts to further advance PNT2258 in clinical development, scale up manufacturing related to PNT2258, develop our DNAi technology platform, identify and develop additional product candidates, seek regulatory approvals for our product candidates, establish a commercial sales force and manufacture and market products, if any, that are approved for commercial sale. We also expect to incur significant additional compliance and administrative costs as a result of becoming and operating as a public company.

Our recurring operating losses and our current operating plans raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2014 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our current operating plans. We believe that the net proceeds from this offering and our existing cash and cash equivalents and short-term investments will be sufficient to fund our current operating plans through at least the next 12 months. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect and need to raise additional funds sooner than we anticipate. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and drug development programs or commercialization efforts.

Our future capital requirements will depend on many factors, including:

•	the progress and results of our current and planned clinical trials of PNT2258;

•	the scope, progress, results and costs of product candidate discovery, preclinical development, laboratory testing and clinical trials for our other product candidates;

•	the costs, timing and outcome of regulatory review of PNT2258 and any future product candidates;

•	the costs of future commercialization activities, including drug sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	the success of any collaborations that we may enter into with third parties;

•	the extent to which we acquire or in-license other drugs and technologies;

•	the timing and amount of milestone and royalty payments;

•	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our drug candidates receive marketing approval; and

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve drug sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of PNT2258, if approved, which we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives.

We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital and if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of PNT2258 or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. The enrollment of patients depends on many factors, including:

•	the number of clinical trials for other product candidates in the same therapeutic area that are currently in clinical development, and our ability to compete with such trials for patients and clinical trial sites;

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population, particularly in Richter’s CLL, which has a very small patient population;

•	the risk that disease progression will result in death before the patient can enroll in clinical trials or before the completion of any clinical trials in which the patient is enrolled;

•	the proximity and availability of clinical trial sites for prospective patients;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

Our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates. This competition will reduce the number and types of patients and qualified clinical investigators available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors or clinical trial sites may not allow us to conduct our clinical trial at such site if competing trials are already being conducted there. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. We may also encounter difficulties finding a clinical trial site at which to conduct our trials. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, radiation and monoclonal antibodies, rather than enroll patients in any one of our clinical trials.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our planned clinical trials, which could prevent completion of these clinical trials and adversely affect our ability to advance the development of PNT2258 or any future product candidates we may develop.

The manufacture of our DNAi product candidates is complex and we may encounter difficulties in production, particularly with respect to process development or scaling up of our manufacturing capabilities. If our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

Our DNAi product candidates comprise formulations of DNAi oligonucleotides encapsulated in LNPs, and the process of manufacturing our products is complex, highly-regulated and subject to many risks. As a result of these complexities, the cost to manufacture oligonucleotides and LNPs, and our DNAi product candidates in particular, is generally higher than traditional small molecule chemical compounds. As product candidates are developed through preclinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Currently, our PNT2258 product candidate is manufactured using an unoptimized process by third-party manufacturers. Although we are working to develop a commercially viable manufacturing process, doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale up, process reproducibility, stability issues, lot consistency and timely availability of reagents or raw materials.

We may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods and have an adverse effect on our business, financial condition, results of operations and growth prospects.

Our reliance on third-party manufacturing partners may cause our supply of research and development, preclinical and clinical development materials to become limited or interrupted or fail to be of satisfactory quantity or quality.

We do not have any manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on third parties for the manufacture of PNT2258 and any future potential product candidates that we may develop for preclinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval. We have engaged third-party manufacturers to obtain lipids, PNT100 and other raw materials and consumables necessary for the manufacture of PNT2258.

We have a long-term supply arrangement in place with the manufacturer of two of the four lipids needed to manufacture PNT2258. The other two lipids and PNT100 are obtained from different manufacturers on a purchase order basis. Over time, we intend to enter into long-term supply and quality agreements with the manufacturers of these materials.

We may be unable to establish further agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for sufficient quantity and quality;

•	the possible breach of the manufacturing agreement by the third party;

•	failure to manufacture our product according to our specifications;

•	failure to manufacture our product according to our schedule or at all;

•	misappropriation of our proprietary information, including our trade secrets and know-how;

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us; and

•	reliance on the third party for regulatory compliance, quality assurance and safety reporting.

Third-party manufacturers may not be able to comply with current good manufacturing practices (cGMPs) regulations or similar regulatory requirements outside the United States, which are FDA requirements for ensuring product quality control. Our contract manufacturers are subject to continual review and periodic inspections to assess compliance with cGMP. Accordingly, although we are not involved in the day-to-day operations of our contract manufacturers, we are ultimately responsible for ensuring that our products and product candidates are manufactured in accordance with cGMPs. Therefore, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, quality control and quality assurance. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or approved products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our medicines and harm our business and results of operations.

Any performance failure on the part of our existing or future manufacturers, or any interruption or poor yield or quality of manufactured materials, could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply. If any one of our current contract manufacturers cannot perform as agreed, we may be required to replace that manufacturer. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages. Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Thus, our current and anticipated future dependence upon others for the manufacture of our product candidates or medicines may adversely affect our clinical development timeline, our future profit margins or our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

We have conducted two clinical trials with PNT2258 to date: a Phase 1 safety trial in patients with relapsed or refractory solid tumors and a Phase 2 trial in patients with relapsed or refractory non-Hodgkin’s lymphoma (NHL). PNT2258 was considered to be well tolerated by the investigators in these trials, with most adverse events (AEs) of mild to moderate designation. However, we have not discussed with the FDA, and the FDA may not agree with, our current or any future assessment of the side-effect or safety profile of PNT2258 in these or other indications. In addition, because PNT2258 has been tested as monotherapy in relatively small patient populations and for limited durations to date, additional side effects may be observed as its development progresses, including in any combination trials that we may conduct in the future. Furthermore, given that some of the patients in our clinical trials may continue therapy until disease progression, we may observe additional side effects with extended dosing, and it may be difficult to distinguish such AEs from symptoms of disease progression. Given the similar chemistries underlying PNT2258 and our other potential DNAi product candidates, it is possible their observed safety profiles may be similar.

Undesirable side effects caused by any of our product candidates could cause us, IRBs, our CROs, the FDA or other regulatory authorities to interrupt, delay or discontinue clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent us from commercializing our product candidates and generating revenues from their sale. In addition, if any of our products cause serious or unexpected side effects or are associated with other safety risks after receiving marketing approval, a number of potential significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of this product;

•	we may be required to recall the product, change the way it is administered, conduct additional clinical trials or change the labeling of the product;

•	the product may be rendered less competitive and sales may decrease;

•	our reputation may suffer generally both among clinicians and patients;

•	regulatory authorities may require certain labeling statements, such as warnings or contraindications or limitations on the indications for use, or impose restrictions on distribution in the form of a Risk Evaluation and Mitigation Strategy (REMS) in connection with approval, if any; or

•	we may be required to change the way the product is administered or conduct additional clinical trials.

We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants or if preliminary data demonstrate that our product candidates are unlikely to receive regulatory approval or unlikely to be successfully commercialized.

Any one or a combination of these events could prevent us from obtaining approval and achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from the sale of the product.

The market may not be receptive to PNT2258 or any future product candidates that we may develop, which are based on a novel therapeutic modality, and we may not generate any future revenue from the sale or licensing of product candidates.

Even if approval is obtained for a product candidate, we may not generate or sustain revenue from sales of the product due to factors such as whether the product can be sold at a competitive cost and otherwise accepted in the market. PNT2258 is based on new technologies and unproven therapeutic approaches. Market participants with significant influence over acceptance of new treatments, such as physicians and third-party payors, may not adopt a treatment based on DNAi technology, and we may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, PNT2258 or any future product candidates developed by us. Market acceptance of our product candidates, if approved, will depend on, among other factors:

•	the timing of our receipt of any marketing and commercialization approvals;

•	the terms of any approvals and the countries in which approvals are obtained;

•	the safety and efficacy of our product candidates;

•	the prevalence and severity of any adverse side effects associated with our product candidates;

•	limitations or warnings contained in any labeling approved by the FDA or other regulatory authority;

•	relative convenience and ease of administration of our product candidates;

•	the success of our physician education programs;

•	the availability of adequate government and third-party payor coverage and reimbursement;

•	the pricing of our products, particularly as compared to alternative treatments; and

•	availability of alternative effective treatments for the disease indications our product candidates are intended to treat and the relative risks, benefits and costs of those treatments.

With our focus on emerging DNAi technology, these risks may increase to the extent the space becomes more competitive or less favored in the commercial marketplace.

Additional risks apply in relation to any disease indications we pursue that are classified as rare diseases and that may allow for orphan drug designation by regulatory agencies in major commercial markets. For example, we are developing PNT2258 for the treatment of DLBCL, an aggressive form of NHL, for which we may seek orphan drug designation from the FDA. Because of the small patient population for a rare disease, if pricing is not approved or accepted in the market at an appropriate level for an approved product with orphan drug designation, such drug may not generate enough revenue to offset costs of development, manufacturing, marketing and commercialization despite any benefits received from the orphan drug designation, such as market exclusivity, assistance in clinical trial design or a reduction in user fees or tax credits related to development expense.

Because our product candidates are based on new technology, we expect that they will require extensive research and development and have substantial manufacturing and processing costs. In addition, costs to treat patients with DLBCL and Richter’s CLL can be significant. Accordingly, our clinical trial costs are likely to be significantly higher than for more conventional therapeutic technologies or products. In addition, our proposed product candidates involve several complex and costly manufacturing and processing steps, the costs of which will be borne by us.

Market size is also a variable in disease indications not classified as rare. Our estimates regarding potential market size for any indication may be materially different from what we discover to exist at the time we commence commercialization, if any, for a product, which could result in significant changes in our business plan and have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely and will rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We depend and will depend upon independent investigators and collaborators, such as universities, medical institutions, CROs and strategic partners to conduct our preclinical and clinical trials under agreements with us. We expect to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs. We will rely heavily on these third parties over the course of our clinical trials, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with current good clinical practices (cGCPs), which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable cGCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the cGCP regulations. In addition, our clinical trials must be conducted with drug product produced under cGMPs. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical, clinical and nonclinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We may be required to suspend, repeat or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive or the trials are not well designed.

Regulatory agencies, IRBs or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. Clinical trials must be conducted in accordance with cGCPs, or other applicable foreign government guidelines. Clinical trials are subject to oversight by the FDA, other foreign governmental agencies and IRBs at the study sites where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced in accordance with applicable cGMPs. Clinical trials may be suspended by the FDA, other foreign governmental agencies, or us for various reasons, including:

•	deficiencies in the conduct of the clinical trials, including failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols;

•	deficiencies in the clinical trial operations or trial sites;

•	the product candidate may have unforeseen adverse side effects;

•	deficiencies in the trial design necessary to demonstrate efficacy;

•	fatalities or other AEs arising during a clinical trial due to medical problems that may not be related to clinical trial treatments;

•	the product candidate may not appear to be more effective than current therapies; or

•	the quality or stability of the product candidate may fall below acceptable standards.

Although we have never been asked by a regulatory agency, IRB or data safety monitoring board to temporarily or permanently discontinue a clinical trial, if we elect or are forced to suspend or terminate a clinical trial of any other of our product candidates, the commercial prospects for that product will be harmed and our ability to generate product revenue from that product may be delayed or eliminated. Furthermore, any of these events could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product candidates and impair our ability to generate revenue from the commercialization of these products either by us or by our collaboration partners.

We face significant competition from other oncology companies, and our operating results will suffer if we fail to compete effectively.

The oncology industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

If PNT2258 is approved for DLBCL or Richter’s CLL, as the case may be, it will compete with existing therapies and currently marketed drugs, including the following:

•	DLBCL. The initial therapy for DLBCL typically consists of multi-agent cytotoxic drugs in combination with the monoclonal antibody rituximab. In patients with DLBCL who are not elderly and who have good organ function, high dose chemotherapy with stem cell transplantation is often used. Newer targeted agents such as the BTK inhibitor ibrutinib and the immunomodulatory drug lenalidomide have shown activity in in the ABC subtype of DLBCL. There are also a number of other widely used anti-cancer agents that have broad labels that include NHL, and some of these are being evaluated alone or in combination for the treatment of patients with DLBCL that have relapsed after several different types of chemotherapy. Certain monoclonal antibodies similar to rituximab are also being evaluated in relapsed DLBCL. Other oncology companies that have developed or are currently developing treatment for patients with DLBCL include Abbvie Inc., Bellicum Pharmaceuticals, Inc., Celgene Corporation, Epizyme, Inc., Juno Therapeutics, Inc., Karyopharm Therapeutics Inc., Kite Pharma, Inc., Novartis AG and Pharmacyclics, Inc.

•	Richter’s CLL. Although there are no specific therapies approved to treat Richter’s CLL, multi-agent cytotoxic drugs in combination with rituximab is typically used as a first-line treatment. To our knowledge, Karyopharm Therapeutics Inc. is the only other company with an active trial focused specifically on Richter’s CLL.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial and other resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the oncology industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or that may be necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we may develop. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic drugs. If we fail to complete effectively, our business and operating results would be harmed.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and have no experience in marketing products. If one of our product candidates is approved for sale, we intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other oncology companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we will pursue collaborative arrangements regarding the sales and marketing of our products, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

We cannot assure you that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.

We may seek orphan drug designation for the use of PNT2258 to treat DLBCL, Richter’s CLL and other rare indications. We may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause our revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug in the United States will be recovered from sales in the United

States for that drug. Orphan drug designation must be requested before submitting a new drug application (NDA) and entitles the sponsor to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product candidate that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including an NDA, to market the same drug for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of our drug candidates receives orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

We may seek orphan drug designation for the use of PNT2258 to treat DLBCL, Richter’s CLL or other rare indications. We may never obtain orphan drug designation for any indications. Even if we obtain orphan drug designation, we will not obtain exclusive marketing rights in the United States if we are not the first sponsor to obtain approval for the candidate for the orphan designated indication. In addition, exclusive marketing rights in the United States may be limited or lost if we seek approval for an indication broader than the orphan designated indication, if the FDA later determines that the request for designation was materially defective, if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition, or if a second product containing the same active moiety for the same orphan condition is demonstrated to be clinically superior to our product.

A fast track designation by the FDA may not lead to faster development, regulatory review or approval process.

We may seek fast track designation for some applications of PNT2258. If a product candidate is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the product candidate sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receipt of fast track designation does not assure ultimate marketing approval from the FDA. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

A breakthrough therapy designation by the FDA for any application of PNT2258 may not lead to faster development, regulatory review or approval process, and it does not increase the likelihood that PNT2258 will receive marketing approval.

We may seek a breakthrough therapy designation for some applications of PNT2258. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor may help identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective or less effective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for accelerated approval if the relevant criteria are met.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe an application of PNT2258 meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures, and does not assure ultimate approval by the FDA. In addition, even if PNT2258 qualifies as a breakthrough therapy, the FDA may later decide that it no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may be unable to identify the regulatory regions of other cancer and disease-related genes and may not develop additional product candidates.

One of our strategies is to leverage our DNAi technology platform to generate a pipeline of product candidates that modulate the transcription of oncogenes known to be involved in cancer and potentially genes implicated in other diseases. We may be unable to identify the regulatory regions of other cancer and disease genes, and if we do, we may be unsuccessful in developing a product candidate that inhibits transcription or effectively provides therapeutic treatment. Even if our research programs initially show promise in targeting other genes and identifying potential product candidates, they may ultimately fail to yield product candidates for clinical development. Developing, obtaining regulatory approval and commercializing additional product candidates will require substantial additional funding beyond the net proceeds of this offering and is prone to the risks of failure inherent in the development of therapeutic treatments. We cannot provide you any assurance that we will be able to successfully advance any potential future product candidates through the development process.

Our approach to the discovery and development of therapeutic treatments based on our DNAi technology platform is unproven and may not result in marketable products.

Our approach to the development of therapeutic treatments focuses on using our proprietary DNAi technology platform. This approach is unproven and may not result in marketable products. We plan to leverage our DNAi technology platform to generate a pipeline of product candidates that modulate the transcription of oncogenes known to be involved in cancer and potentially genes implicated in other diseases. While we believe that product candidates developed with our DNAi technology platform may offer potential improvements compared to other therapeutic approaches, the scientific research that forms the basis of our efforts to develop product candidates based on our DNAi technology platform is preliminary and limited.

We believe we are the first to develop DNAi as a therapeutic modality to be tested in humans. We may discover that our DNAi oligonucleotides do not possess the ability to hybridize to complementary regions of genomic DNA of an oncogenic target or our LNP delivery technology does not possess certain properties required for effective delivery, such as the ability to remain stable in the human body for the period of time required for the drug to reach the cell nucleus. We may spend substantial funds attempting to develop and refine these properties and may never succeed in doing so. In addition, product candidates based on our DNAi technology may demonstrate different chemical and pharmacological properties in patients than they do in laboratory studies. Even if product candidates that target a disease-related gene have successful results in preclinical studies in animals, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems in unforeseen, ineffective or harmful ways. As a result, we may never succeed in developing a marketable product, we may not become profitable and the value of our common stock may decline.

We are dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive oncology industry depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are dependent on our management, scientific and medical personnel, including Nick Glover, Ph.D., our President and Chief Executive Officer, Angie You, our Chief Business and Strategy Officer and Head of Commercial, and Sukhi Jagpal, our Chief Financial Officer. The loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and our inability to find suitable replacements, could result in delays in product development and harm our business.

We conduct a portion of our operations in Vancouver, British Columbia. Many other oncology companies and many academic and research institutions have located their headquarters in this region. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2014, we had 19 employees. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

•	managing our internal development efforts effectively, including the clinical, FDA and international regulatory review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including substantially all aspects of regulatory approval, clinical management and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

We may form or seek strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

From time to time, we may form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. These relationships also may result in a delay in the development of our product candidates if we become dependent upon the other party and such other party does not prioritize the development of our product candidates relative to its other development activities. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. While we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our CROs and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. Our corporate headquarters are in Vancouver, British Columbia near major earthquake faults. Our operations and financial condition could suffer in the event of a major earthquake or other natural disaster.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by such individuals could include intentional failures to comply with FDA or international regulations, provide accurate information to the FDA or other international regulatory bodies, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data timely, completely and accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by third parties could also involve the improper use of information obtained in the course of clinical trials.

In connection with this offering, we intend to adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

A variety of risks associated with marketing PNT2258 internationally could materially adversely affect our business.

We plan to seek regulatory approval of PNT2258 outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

•	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize any product candidate; and

•	a decline in our stock price.

We currently hold clinical trial liability insurance coverage, but that coverage may not be adequate to cover any and all liabilities that we may incur. We would need to increase our insurance coverage when we begin the commercialization of our product candidates, if ever. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2014, we had U.S. federal operating loss carryforwards of $24.1 million and state operating loss carryforwards of $18.4 million, expiring in years ranging from 2021 to 2034. We also had net tax credit carryforwards of $0.6 million available to reduce future tax liabilities, if any, for U.S. federal purposes. The net tax credit carryforwards begin to expire in 2031. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in our ownership by “5% stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have experienced an ownership change in the past and may experience ownership changes in the future as a result of this offering or future transactions in our stock, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset U.S. federal and state taxable income and taxes may be subject to limitations.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

Global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. We cannot assure you that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy and stock price may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

Our quarterly operating results may fluctuate significantly, which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expense related to PNT2258 or future development programs;

•	results of preclinical and clinical trials, or the addition or termination of clinical trials or funding support;

•	the timing of the release of results from any clinical trials;

•	the timing and amount of milestone and royalty payments to our licensor;

•	our execution of any new collaboration, licensing or similar arrangement, and the timing of payments we may make or receive under such existing or future arrangements or the termination or modification of any such existing or future arrangements;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	if any of our product candidates receives regulatory approval, market acceptance and demand for such product candidates;

•	regulatory developments affecting our product candidates or those of our competitors; and

•	changes in general market and economic conditions.

If our quarterly operating results or expected results from clinical trials fall outside the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Risks Related to Government Regulation

We may be unable to obtain U.S. or foreign regulatory approval of PNT2258, and, as a result, we may be unable to commercialize our product candidates.

Our lead product candidate, PNT2258, is, and any future product candidates that we may develop will be, subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, import, export, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing, distribution, import and export of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be successfully completed before a new drug can be marketed in the United States and in many foreign jurisdictions. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of the product candidates we may develop will obtain the regulatory approvals necessary for us or our collaborators to begin selling them.

We have very limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA and, as a company, we have no experience in obtaining approval of any product candidates. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the initiation of clinical trials, depending upon the type, complexity and novelty of the product candidate. We may encounter delays or rejections during any stage of the regulatory review and approval process based upon the failure of clinical or laboratory data to demonstrate compliance with, or upon the failure of the product candidates to meet, the FDA’s requirements for safety, efficacy and quality.

The standards that the FDA and its foreign counterparts use when regulating us are not always applied predictably or uniformly and can change. Because the drugs we are developing may represent a new class of drug, the FDA and its foreign counterparts have not yet established any definitive policies, practices or guidelines in relation to these drugs. The lack of policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we may submit. Moreover, the FDA may respond to these submissions by defining requirements we may not have anticipated. Such responses could lead to significant delays in the clinical development of our product candidates.

Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be.

In addition, the FDA may delay, limit, or deny approval of a product candidate for many reasons, including:

•	disagreement with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for any indication;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the results of our clinical trials may not demonstrate the safety or efficacy required by the FDA for approval;

•	the FDA may find deficiencies in our manufacturing processes or facilities; and

•	the FDA’s approval policies or regulations may significantly change in a manner rendering our clinical data insufficient for approval.

We plan to pursue a broad registration-oriented clinical development program, initially in hematologic malignancies, that we anticipate will provide the foundation of a global registration strategy for PNT2258. We have not, however, discussed the design of the Wolverine or Brighton clinical trials with the FDA and, thus, cannot assure you that the FDA will consider their design or results adequate for these purposes.

After submission of a NDA, the FDA may refuse to file the application, deny approval of the application, require additional testing or data or, if the NDA is filed and later approved, require post-marketing testing and surveillance to monitor the safety or efficacy of a product. Under the Prescription Drug User Fee Act (PDUFA), the FDA has agreed to certain performance goals in the review of NDAs. The FDA’s timelines are flexible and subject to change based on workload and other potential review issues and may delay the FDA’s review of an NDA. Further, the terms of approval of any NDA, including the product labeling, may be more restrictive than we desire and could affect the marketability of our products.

Even if we comply with all of the FDA regulatory requirements, we may not obtain regulatory approval for any of our product candidates in development. If we fail to obtain regulatory approval for any of our product candidates in development, we will have fewer commercialized products than we anticipate and correspondingly lower revenue.

In addition, because there may be approved treatments for some of the diseases for which we may seek approval, in order to receive regulatory approval, we may need to demonstrate through clinical trials that the product candidates we develop to treat these diseases, if any, are not only safe and effective, but safer or more effective than existing products. Furthermore, in recent years, there has been increased public and political pressure on the FDA with respect to the approval process for new drugs, and the FDA’s standards, especially regarding drug safety, appear to have become more stringent.

Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from the particular product candidate for which we are seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which we may market the product or the labeling or other restrictions. In addition, the FDA has the authority to require a REMS plan as part of or after approval, which may impose further requirements or restrictions on the distribution or use of an approved product, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may limit the size of the market for the product and affect reimbursement by third-party payors.

We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities outside the United States and vice versa.

If we or any collaborators, manufacturers or service providers fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect our ability to develop, market and sell our products successfully and could harm our reputation and lead to reduced acceptance of our products by the market. These enforcement actions include, among others:

•	adverse regulatory inspection findings;

•	warning letters;

•	voluntary or mandatory product recalls or public notification or medical product safety alerts to healthcare professionals;

•	restrictions on, or prohibitions against, marketing our products;

•	restrictions on, or prohibitions against, importation or exportation of our products;

•	suspension of review or refusal to approve pending applications or supplements to approved applications;

•	exclusion from participation in government-funded healthcare programs;

•	exclusion from eligibility for the award of government contracts for our products;

•	suspension or withdrawal of product approvals;

•	product seizures;

•	injunctions; and

•	civil and criminal penalties and fines.

Even if we receive regulatory approval of PNT2258, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we receive for PNT2258 will require surveillance to monitor the safety and efficacy of the product candidate, and may require us to conduct post-approval clinical studies. The FDA may also require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, AE reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-approval.

Moreover, if we obtain regulatory approval for PNT2258 or any other product candidate, we will only be permitted to market our products for the indication approved by FDA, and such approval may involve limitations on the indicated uses or promotional claims we may make for our products, or otherwise not permit labeling that sufficiently differentiates our product candidates from competitive products with comparable therapeutic profiles. For example, we will not be able to claim that our products have fewer side effects, or improve compliance or efficacy unless we can demonstrate those attributes to FDA in comparative clinical trials.

Later discovery of previously unknown problems with our product candidates, including AEs of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters, or untitled letters;

•	holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	injunctions, the imposition of civil penalties or criminal prosecution.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

In addition, if we pursue, and ultimately obtain, accelerated approval of PNT2258 based on a surrogate endpoint, the FDA would require us to conduct a confirmatory trial to verify the predicted clinical benefit and additional safety studies. The results from the confirmatory trial may not support the clinical benefit, which would result in the approval being withdrawn.

If we or any of our independent contractors, consultants, collaborators, manufacturers, vendors or service providers fail to comply with healthcare laws and regulations, we or they could be subject to enforcement actions, which could result in penalties and affect our ability to develop, market and sell our product candidates and may harm our reputation.

We are subject to federal, state, and foreign healthcare laws and regulations pertaining to fraud and abuse and patients’ rights. These laws and regulations include:

•	the U.S. federal healthcare program anti-kickback law, which prohibits, among other things, persons and entities from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for a healthcare item or service, or the purchasing or ordering of an item or service, for which payment may be made under a federal healthcare program such as Medicare or Medicaid;

•	the U.S. federal false claims and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting or causing to be presented, claims for payment by government funded programs such as Medicare or Medicaid that are false or fraudulent, and which may apply to us by virtue of statements and representations made to customers or third parties;

•	the U.S. federal Health Insurance Portability and Accountability Act (HIPAA), which prohibits, among other things, executing a scheme to defraud healthcare programs;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), imposes requirements relating to the privacy, security, and transmission of individually identifiable health information, and requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

•	the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis; and

•	state laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal payors, requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security.

If our operations are found to be in violation of any such health care laws and regulations, we may be subject to penalties, including administrative, civil and criminal penalties, monetary damages, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely our financial results. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

Any products we develop may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, thereby harming our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drugs vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. Although we intend to monitor these regulations, our programs are currently in the early stages of development and we will not be able to assess the impact of price regulations for a number of years. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product and negatively impact the revenues we are able to generate from the sale of the product in that country.

Our ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. Even if we succeed in bringing one or more products to the market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell our products on a competitive basis. Because our programs are in the early stages of development, we are unable at this time to determine their cost effectiveness or the likely level or method of reimbursement. Increasingly, the third-party payors, such as government and private insurance plans, who reimburse patients or healthcare providers, are requiring that drug companies provide them with predetermined discounts from list prices, and are seeking to reduce the prices charged or the amounts reimbursed for pharmaceutical products. If the price we are able to charge for any products we develop, or the reimbursement provided for such products, is inadequate in light of our development and other costs, our return on investment could be adversely affected.

Certain products we develop may need to be administered under the supervision of a physician on an outpatient basis. Under applicable U.S. law, certain drugs that are not usually self-administered (including certain injectable drugs) may be eligible for coverage under the Medicare Part B program if:

•	they are incident to a physician’s services;

•	they are reasonable and necessary for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standards of medical practice; and

•	they have been approved by the FDA and meet other requirements of the statute.

There may be significant delays in obtaining coverage for newly-approved products, and coverage may be more limited than the purposes for which the drug is approved by the FDA. Moreover, eligibility for coverage does not imply that any drug will be reimbursed in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent.

Reimbursement may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for new drugs that we develop and for which we obtain regulatory approval could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our financial condition.

We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare and legislative and regulatory proposals to broaden the availability of healthcare will continue to affect the business and financial condition of oncology companies. A number of legislative and regulatory changes in the healthcare system in the United States and other major healthcare markets have been proposed in recent years, and such efforts have expanded substantially in recent years. These developments have included prescription drug benefit legislation that was enacted and took effect in January 2006, healthcare reform legislation enacted by certain states, and major healthcare reform legislation that was passed by Congress and enacted into law in the United States in 2010. These developments could, directly or indirectly, affect our ability to sell our products, if approved, at a favorable price.

For example, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act (PPACA), contains provisions that affect companies in the pharmaceutical industry and other healthcare related industries by imposing additional costs and changes to business practices. Provisions affecting pharmaceutical companies include the following.

•	mandatory rebates for drugs sold into the Medicaid program were increased, and the rebate requirement was extended to drugs used in risk-based Medicaid managed care plans;

•	the 340B Drug Pricing Program under the Public Health Services Act was extended to require mandatory discounts for drug products sold to certain critical access hospitals, cancer hospitals and other covered entities;

•	pharmaceutical companies are required to offer discounts on brand-name drugs to patients who fall within the Medicare Part D coverage gap, commonly referred to as the “donut hole”; and

•	pharmaceutical companies are required to pay an annual non-tax deductible fee to the federal government based on each company’s market share of prior year total sales of branded products to certain federal healthcare programs, such as Medicare, Medicaid, Department of Veterans Affairs and Department of Defense. Since we expect our branded pharmaceutical sales, if any of our products are approved, to constitute a small portion of the total federal health program pharmaceutical market, we do not expect this annual assessment to have a material impact on our financial condition.

The full effect of the U.S. healthcare reform legislation on our business activities is unknown. The financial impact of the U.S. healthcare reform legislation will depend on a number of factors, including but not limited to, the policies reflected in implementing regulations and guidance and changes in sales volumes for products affected by the new system of rebates, discounts and fees. The legislation may also have a positive impact on our future net sales, if any, by increasing the aggregate number of persons with healthcare coverage in the United States. Further, new litigation is currently pending before the U.S. Supreme Court to invalidate certain provisions of the PPACA.

Moreover, we cannot predict what healthcare reform initiatives may be adopted in the future. Further federal and state legislative and regulatory developments are likely, and we expect ongoing initiatives in the United States to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Our ability to obtain services, reimbursement or funding from the federal government may be impacted by possible reductions in federal spending.

U.S. federal government agencies currently face potentially significant spending reductions. Under the Budget Control Act of 2011, the failure of Congress to enact deficit reduction measures of at least $1.2 trillion for the years 2013 through 2021 triggered automatic cuts to most federal programs. These cuts would include aggregate reductions to Medicare payments to providers of up to two percent per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, which was enacted on January 1, 2013, among other things, reduced Medicare payments to several providers, including hospitals and imaging centers. The full impact on our business of these automatic cuts is uncertain. If federal spending is reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA or the National Institutes of Health to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve drug research and development, manufacturing, and marketing activities, which may delay our ability to develop, market and sell any products we may develop.

Obtaining and maintaining regulatory approval for our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of any of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval for PNT2258 in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval for PNT2258, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

If we or our third-party manufacturers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by ourselves and our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States and abroad governing laboratory procedures and the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental, health and safety laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to Our Intellectual Property

We depend on intellectual property licensed from Marina, and the termination of this license could result in the loss of significant rights, which would harm our business.

Pursuant to a license agreement with Marina, we hold an exclusive license from Marina to use certain patented delivery technology, including a particular form of liposomal delivery system, for unlimited use with our current or future DNAi products candidates directed against any gene target. Either party may terminate this license agreement in the event of a material breach that remains uncured following the date that is up to 120 days, depending on the type of breach, from the date that the breaching party is provided with written notice by the non-breaching party, or immediately upon certain insolvency events relating to the other party. See “Business—License and Payment Agreements” for additional information regarding this license agreement.

Disputes may arise between us and Marina regarding intellectual property subject to this license agreement, including with respect to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the amount and timing of milestone and royalty payments;

•	the rights of Marina under the license agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•	our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Marina and us and our partners.

Any disputes with Marina over intellectual property that we have licensed from it may prevent or impair our ability to maintain our current licensing arrangement. We depend on these licensed technologies and products to develop PNT2258 and other product candidates developed from our DNAi technology platform. Termination of our license agreement could result in the loss of significant rights and could materially harm our ability to further develop and commercialize PNT2258 and any other product candidates. Additionally, our license extends to a particular form of liposomal delivery system for a product candidate that incorporates one of our DNAi oligonucleotides, and it does not prevent Marina from licensing a different form of liposomal delivery system to a different company, which it has done in the past and may continue to do in the future. If Marina licensed a form of liposomal delivery system to an oncology company developing DNAi technology, we would face increased competition.

Additionally, our success will depend in part on the ability of Marina to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Marina may not successfully prosecute the patent applications licensed to us. Even if patents issue or are granted, Marina may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would.

If we are not able to obtain and enforce patent protection for our technologies or product candidates, development and commercialization of our product candidates may be adversely affected.

Our success depends in part on our ability to obtain and maintain patents and other forms of intellectual property rights, including in-licenses of intellectual property rights of others, for our product candidates, methods used to manufacture our product candidates and methods for treating patients using our product candidates, as well as our ability to preserve our trade secrets, to prevent third parties from infringing upon our proprietary rights and to operate without infringing upon the proprietary rights of others. As of December 31, 2014, we were the owner of seven U.S. patents, expiring between 2017 and 2028, absent any adjustments or extensions, comprising claims directed to the compositions of PNT2258, PNT100, oligonucleotides directed against the oncogenes CMYC and RAS, and methods of use of pharmaceutical compositions comprising PNT2258 and rituximab. As of December 31, 2014, we also owned two pending U.S. patent applications, one of which related to PNT2258 for the treatment of cancer indications and the other of which related to DNA oligonucleotides directed against various oncogenes, including RAS. Any patents issuing from these U.S. applications are expected to expire between 2024 and 2026, absent any adjustments or extensions. As of December 31, 2014, we also had 31 issued foreign patents and five pending foreign patent applications (including one allowed application) in 17 foreign jurisdictions, including Australia, Canada, China, Europe and Japan. These foreign patents, and any patents issuing from these pending foreign patent applications, are expected to expire between 2024 and 2026, absent any adjustments or extensions. These foreign patents and patent applications comprise claims that relate to the compositions of PNT2258, PNT100, oligonucleotides directed against the oncogenes CMYC, CHARAS, CKIRAS, HER2 and TGFa and methods of use of PNT2258 for cancer and in combination with rituximab. As of December 31, 2014, we also had three pending international applications filed under the Patent Cooperation Treaty (PCT), with claims directed to oligonucleotide design, use of biomarkers to determine BCL2 modulation for cancer treatment and treatment methods using PNT2258. The PCT is an international patent law treaty that provides a unified procedure for filing a single initial patent application and it allows the applicant to seek protection in any of the member states through national-phase applications. Any patents issuing from these PCT applications are expected to expire between 2033 and 2034, absent any adjustments or extensions.

We and our current or future licensors and licenses may not be able to apply for or prosecute patents on certain aspects of our product candidates or delivery technologies at a reasonable cost in a timely fashion or at all. It is also possible that we or our current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, claim scope or patent term adjustments. If our current licensors, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised and we might not be able to prevent third parties from making, using, and selling competing products. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Moreover, our competitors may independently develop equivalent knowledge, methods, and know-how. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business, financial condition and operating results.

There is no guarantee that any of our pending patent applications will result in issued or granted patents, that any of our issued or granted patents will not later be found to be invalid or unenforceable or that any issued or granted patents will include claims that are sufficiently broad to cover our product candidates or delivery technologies or to provide meaningful protection from our competitors. Moreover, the patent position of oncology companies can be highly uncertain because it involves complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our current and future proprietary technology and product candidates are covered by valid and enforceable patents or are effectively maintained as trade secrets. If third parties disclose or misappropriate our proprietary rights, it may materially and adversely impact our position in the market.

The U.S. Patent and Trademark Office (USPTO) and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case. The standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in oncology patents. Moreover, changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. As such, we do not know the degree of future protection that we will have on our proprietary products and technology. While we will endeavor to try to protect our product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and sometimes unpredictable.

Further, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed (or 20 years after the filing date of the first non-provisional US patent application to which it claims priority). Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Without patent protection for our product candidates, we may be open to competition from generic versions of our product candidates. Further, the extensive period of time between patent filing and regulatory approval for a product candidate limits the time during which we can market a product candidate under patent protection, which may particularly affect the profitability of our early-stage product candidates.

If we are unable to protect the confidentiality of our trade secrets, in particular with respect to our DNAi technology platform, our business and competitive position would be harmed.

In addition to seeking patent protection for certain aspects of our product candidates and delivery technologies, we also consider trade secrets, including confidential and unpatented know-how important to the maintenance of our competitive position. With respect to our DNAi technology platform, we consider trade secrets and know-how to be our primary intellectual property. We protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us.

Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Additionally, we anticipate that with respect to our DNAi technology platform, these trade secrets and know-how may over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel skilled in the art from academic to industry scientific positions. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the United States and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Numerous recent changes to the patent laws and proposed changes to the rules of the USPTO may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act (AIA) enacted in 2011 involves significant changes in patent legislation. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application.

Further, the Supreme Court has ruled on several patent cases in recent years, some of which cases either narrow the scope of patent protection available in certain circumstances or weaken the rights of patent owners in certain situations. These changes have led to increasing uncertainty with regard to the scope and value of our issued patents and to our ability to obtain patents in the future.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that may weaken our and our licensors’ ability to obtain new patents or to enforce existing patents we and our licensors or partners may obtain in the future.

Recent court cases such as Association for Molecular Pathology v. Myriad Genetics, Inc. (Myriad); BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litig.; and Promega Corp. v. Life Technologies Corp. have added to the uncertainty surrounding patent claims directed to nucleic acid products and pharmaceutical compositions comprising such products. For example, the recent decision by the Supreme Court in Myriad precludes a claim to a nucleic acid having a stated nucleotide sequence which is identical to a sequence found in nature and unmodified. We are currently uncertain as to what, if any, immediate impact this decision may have on our patents or patent applications because the extent to which the Myriad decision impacts the validity of claims directed to pharmaceutical formulations that include unmodified nucleic acid molecules having sequences identical to those found in genomic DNA has yet to be clearly interpreted by courts and by the USPTO. We cannot assure you that the interpretations of this decision or subsequent rulings will not adversely impact our patents or patent applications. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification derivation and opposition proceedings in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such initial grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether.

We, our licensors or any future strategic partners may become subject to third-party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights.

We, our licensors or any future strategic partners may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. If we, our licensors or any future strategic partners are found to infringe a third-party patent or other intellectual property rights, we could be required to pay substantial damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed. In addition, we, our licensors or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we may be unable to effectively market product candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. Alternatively, we may need to redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. In addition, we may find it necessary to pursue claims or initiate lawsuits to protect or enforce our patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform technology. Such a loss of patent protection could have a material adverse impact on our business. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

In addition, in an infringement proceeding, a court may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Interference proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Other companies or organizations may challenge our or our licensors’ patent rights or may assert patent rights that prevent us from developing and commercializing our products.

DNAi technology is a new scientific field. We have obtained grants and issuances of DNAi patents. The issued patents and pending patent applications in the United States and in key markets around the world that we own or license claim many different methods, compositions and processes relating to the discovery, development, manufacture and commercialization of DNAi technology.

As the field of DNAi technology matures, patent applications are being processed by national patent offices around the world. There is uncertainty about which patents will issue, and, if they do, as to when, to whom, and with what claims. It is likely that there will be significant litigation in the courts and other proceedings, such as interference, reexamination, post-grant review, inter partes review, derivation and opposition proceedings, in various patent offices relating to patent rights in the DNAi technology field. In many cases, the possibility of appeal or opposition exists for either us or our opponents, and it may be years before final, unappealable rulings are made with respect to these patents in certain jurisdictions. The timing and outcome of these and other proceedings is uncertain and may adversely affect our business if we are not successful in defending the patentability and scope of our pending and issued patent claims or if third parties are successful in obtaining claims that cover our DNAi technology platform or any of our product candidates. In addition, third parties may attempt to invalidate our intellectual property rights. Even if our rights are not directly challenged, disputes could lead to the weakening of our intellectual property rights. Our defense against any attempt by third parties to circumvent or invalidate our intellectual property rights could be costly to us, could require significant time and attention of our management and could have a material adverse effect on our business and our ability to successfully compete in the field of DNAi technology.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to oncology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we fail to comply with our obligations under any license, collaboration or other agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our product candidates and delivery technologies or we could lose certain rights to grant sublicenses.

Our current license imposes, and any future licenses we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement, and other obligations on us. If we breach any of these obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, we may be required to pay significant milestone and royalty payments, depending on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

If our trademarks are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We have trademarked ProNAi and DNAi. Our trademarks may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks, we may not be able to compete effectively and our business may be adversely affected.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other oncology companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Risks Related to This Offering and Ownership of Our Common Stock

The market price of our common stock is likely to be highly volatile, and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has not been a public market for our common stock. It is possible that no active trading market for our common stock will develop following this offering. You may not be able to sell your shares of common stock quickly or at the market price if trading in our common stock is not active. The initial public offering price for our shares of common stock will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. In addition, the market price of our common stock may be subject to wide fluctuations. Factors affecting the market price of our common stock include:

•	the commencement, enrollment or results of the planned clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

•	any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings;

•	disputes with Marina regarding our licensed technology and products;

•	adverse results or delays in clinical trials;

•	changes in laws or regulations applicable to our product candidates, including but not limited to clinical trial requirements for approvals;

•	adverse developments concerning our manufacturers;

•	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

•	our inability to establish collaborations if needed;

•	our failure to commercialize our product candidates;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	the size and growth of our initial cancer target markets;

•	our ability to successfully treat additional types of cancers or at different stages;

•	actual or anticipated variations in quarterly operating results;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or immunotherapy in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of our common stock by us or our stockholders in the future;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and oncology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government that may not generate a high yield to our stockholders.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Our officers, directors and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of December 31, 2014, our officers, directors, five percent or greater stockholders and their respective affiliates directly or indirectly held in the aggregate approximately 59% of our outstanding voting stock and, upon completion of this offering, that same group will hold in the aggregate approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares). Therefore, after this offering these stockholders will continue to have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you or other stockholders may feel are in your or their best interest as one of our stockholders.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is expected to be substantially higher than the net tangible book value (deficit) per share of our common stock. Investors purchasing common stock in this offering are expected to pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share based on the initial public offering price of $         per share, which is the midpoint of the range set forth on the cover of this prospectus.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering and the exercise of stock options granted to our employees and warrants granted to investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (JOBS Act) enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 (Section 404) of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the stock exchange upon which our common stock is listed and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the Securities and Exchange Commission (SEC) that implement Section 404, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose until our annual report for the year ended December 31, 2016. Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

In connection with the preparation of our 2013 and 2014 financial statements, our independent registered public accounting firm identified a material weakness in internal control over financial reporting with respect to having sufficiently qualified accounting personnel to account for unusual and complex transactions in a timely manner, provide for the appropriate segregation of duties, review financial reporting data and account reconciliation and perform a formal risk assessment for our company. We have and will continue to hire key accounting personnel in order to remediate this material weakness and be able to implement the necessary internal control over financial reporting. Under standards established by the Public Company Accounting Oversight Board, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. While we believe that we have remediated the material weakness identified by our independent registered public accounting firm, we cannot assure you that there will not be additional material weaknesses or significant deficiencies that our independent registered public accounting firm or we will identify. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with the Nasdaq Stock Market listing requirements.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Substantially all of our existing stockholders will be subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for 180 days from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. Subject to certain limitations, based on the outstanding capital stock as of December 31, 2014, approximately              shares will become eligible for sale beginning 181 days after the date of this prospectus. In addition, shares issued or issuable upon exercise of options or warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended (Securities Act), subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Provisions in our restated certificate of incorporation and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our restated certificate of incorporation and restated bylaws, as we expect they will be in effect upon completion of the offering, will contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit only the board of directors to establish the number of directors and fill vacancies on the board;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan (also known as a “poison pill”);

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit cumulative voting; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable evaluations of our company or our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, our stock may lose visibility in the market, which in turn could cause our stock price to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue.” “anticipate,” “intend,” “could,” “would,” “project,” “plan” “expect,” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

STATISTICAL DATA AND MARKET INFORMATION

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size, the incidence of certain medical conditions and other industry data. These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. Industry publications and other reports we have obtained from independent parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the range reflected on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $         million, or $         million if the underwriters’ option to purchase additional shares is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. Similarly, an increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by $         million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions.

We currently anticipate that we will use the net proceeds from this offering as follows:

•	to make significant investments in the clinical and manufacturing activities related to PNT2258, including those necessary to advance the ongoing Wolverine Phase 2 trial and planned Brighton Phase 2 trial that we expect to initiate in mid-2015, as well as future Phase 2 trials related to this product candidate;

•	to support preclinical activities focused on PNT2258’s mechanism of action;

•	to further develop our DNAi technology platform and broaden our pipeline of DNAi-based product candidates;

•	to pay a $ million cumulative accrued dividend to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders immediately prior to the completion of this offering (assuming this offering is completed on , 2015); and

•	any remaining amounts for working capital and other general corporate purposes.

In addition, we may also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to do so.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, feedback from regulatory authorities, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our current and future product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock for the foreseeable future. Any future determination to declare dividends on common stock will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Holders of our Series B, Series B-1, Series C and Series D redeemable convertible preferred stock are entitled to cash dividends upon the conversion of such shares of redeemable convertible preferred stock to common stock, which will automatically occur immediately prior to the completion of this offering. Each holder of Series B, Series B-1, Series C and Series D redeemable convertible preferred stock is entitled to receive a cash dividend equal to 50% of the cumulative accrued dividend calculated at a rate of 8% per annum of the original issue price of such series of redeemable convertible preferred stock, which is $1.00, $0.35, $0.70 and $0.70 for Series B, Series B-1, Series C and Series D redeemable convertible preferred stock, respectively. As of December 31, 2014, we had $             million of cumulative but unpaid accruing dividends to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders. Dividends payable to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders have continued to accrue subsequent to December 31, 2014. Assuming this offering is completed on                 , 2015, we expect to pay $             million of cumulative accrued dividends to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders immediately prior to the completion of this offering. The dividend will be paid from the net proceeds of this offering and will not be paid on any shares purchased in this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term investments and capitalization as of December 31, 2014 on:

•	an actual basis;

•	a pro forma basis, reflecting (i) the automatic conversion of all outstanding shares of our convertible and redeemable convertible preferred stock into an aggregate of 130,298,986 shares of common stock immediately prior to the completion of this offering; (ii) the accrual for the payment of $ million in cumulative but unpaid accruing dividends to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders and the related reduction in additional paid-in capital; (iii) the issuance of shares, based upon an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus, upon the expected net exercise of warrants outstanding at December 31, 2014 that would otherwise expire upon the completion of this offering and the related reclassification of preferred stock warrant liabilities to additional paid-in capital; (iv) a $ million increase in stock-based compensation associated with stock options that vest upon the achievement of a performance condition that will be achieved upon the completion of this offering and service-based criteria, and the related increase to additional paid-in capital and accumulated deficit; and (v) the effectiveness of our restated certificate of incorporation; and

•	a pro forma as adjusted basis, reflecting (i) the pro forma adjustments set forth above; (ii) the issuance and sale of shares of common stock in this offering, at an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses; and (iii) the payment of the accrued dividend described above immediately prior to the completion of the offering. Dividends payable to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders have continued to accrue subsequent to December 31, 2014. Assuming this offering is completed on , 2015, we expect to pay $ million of cumulative accrued dividends to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders immediately prior to the completion of this offering. See “Use of Proceeds” and “Dividend Policy.”

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2014
	Actual	Pro Forma		Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$29,154	$		$

Short-term investments	$10,010	$		$

Preferred stock warrant liabilities	1,810		—		—
Convertible preferred stock, $0.001 par value; 1,843,894 shares authorized, 1,673,171 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	2,543		—		—
Redeemable convertible preferred stock, $0.001 par value; 134,069,847 shares authorized, 126,964,351 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	141,832		—		—
Stockholders’ deficit:
Preferred stock, par value $0.001; no shares authorized, issued and outstanding, actual and pro forma; shares authorized and no shares issued and outstanding, pro forma as adjusted	—		—		—
Common stock, $0.001 par value; 180,000,000 shares authorized, 11,836,146 shares issued and outstanding, actual; 180,000,000 shares authorized, 142,135,132 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	11
Additional paid-in capital	—
Accumulated other comprehensive loss	(10)
Accumulated deficit	(107,816)

Total stockholders’ deficit	(107,815)

Total capitalization	$36,560	$		$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $ million, assuming that the number of shares offered by us, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $ million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions.

The table above excludes the following shares:

•	15,928,829 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2014, with a weighted-average exercise price of $0.12 per share;

•	2,625,000 shares of common stock issuable upon the exercise of options granted between December 31, 2014 and April 8, 2015, with an exercise price of $0.41 per share; and

•	shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 11,548,249 shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan, which shares will be added to the shares to be reserved for issuance under our 2015 Equity Incentive Plan upon completion of this offering, (ii) additional shares of common stock reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective on the date immediately prior to the date of this prospectus, and (iii) shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, which will become effective on the date of this prospectus.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering. Net tangible book value (deficit) dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value (deficit) per share of common stock.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities and convertible and redeemable convertible preferred stock by the number of shares of common stock outstanding. Our pro forma net tangible book value (deficit) as of December 31, 2014 was $            million, or $            per share, based on the total number of shares of common stock outstanding as of December 31, 2014, after giving effect to (i) the automatic conversion of all outstanding shares of our convertible and redeemable convertible preferred stock into an aggregate of 130,298,986 shares of common stock immediately prior to the completion of this offering; (ii) the accrual for the payment of $             million in cumulative but unpaid accruing dividends to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders; and (iii) the issuance of              shares, based upon an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover of this prospectus, upon the expected net exercise of warrants outstanding at December 31, 2014 that would otherwise expire upon the completion of this offering.

After giving effect to (i) the pro forma adjustments set forth above; (ii) the issuance and sale of             shares of common stock in this offering, at an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses; and (iii) the payment of the accrued dividend described above immediately prior to the completion of the offering, our pro forma net tangible book value (deficit) as of December 31, 2014 would have been approximately $             million, or $             per share of our common stock. This represents an immediate increase in pro forma net tangible book value (deficit) of $             per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of December 31, 2014, before giving effect to this offering	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering

Pro forma net tangible book value (deficit) as adjusted to give effect to this offering

Dilution in pro forma as adjusted net tangible book value (deficit) per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover of this prospectus, would increase (decrease) our pro forma net tangible book value (deficit), as adjusted to give effect to this offering, by $             per share, the increase (decrease) attributable to this offering by $             per share, and the dilution in pro forma as adjusted net tangible book value (deficit) per share to new investors in this offering by $             per share, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. Similarly, an increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) our pro forma net tangible book value (deficit), as adjusted to give effect to this offering, by $             per share, the increase (decrease) attributable to this offering by $             per share, and the dilution in pro forma as adjusted net

tangible book value (deficit) per share to new investors in this offering by $             per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value (deficit) per share of our common stock after giving effect to this offering would be $         per share, and the dilution in net tangible book value (deficit) per share to investors in this offering would be $             per share.

Dividends payable to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders have continued to accrue subsequent to December 31, 2014. Assuming this offering is completed on             , 2015, we expect to pay $            million of cumulative accrued dividends to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders immediately prior to the completion of this offering. See “Use of Proceeds” and “Dividend Policy.”

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2014 after giving effect to (i) the automatic conversion of all outstanding shares of our convertible and redeemable convertible preferred stock into an aggregate of 130,298,986 shares of common stock immediately prior to the completion of this offering; (ii) the issuance of             shares, based upon an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover of this prospectus, upon the expected net exercise of warrants outstanding at December 31, 2014 that would otherwise expire upon the completion of this offering; and (iii) the issuance and sale of             shares of common stock in this offering, at an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New public investors							$

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover of this prospectus, would increase (decrease) each of total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions.

To the extent that any outstanding options are exercised, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of common stock outstanding as of December 31, 2014 excludes:

•	15,928,829 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2014, with a weighted-average exercise price of $0.12 per share;

•	2,625,000 shares of common stock issuable upon the exercise of options granted between December 31, 2014 and April 8, 2015, with an exercise price of $0.41 per share; and

•	shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 11,548,249 shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan, which shares will be added to the shares to be reserved for issuance under our 2015 Equity Incentive Plan upon completion of this offering, (ii) additional shares of common stock reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective on the date immediately prior to the date of this prospectus, and (iii) shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, which will become effective on the date of this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following selected consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended, December 31,
	2013	2014
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Operating expenses(1):
Research and development	$2,843		$19,078
General and administrative	1,162		3,500

Total operating expenses	4,005		22,578

Loss from operations	(4,005)		(22,578)
Other income (expense), net:
Interest expense	(2,719)		—
Change in fair value of preferred stock warrants	(202)		(1,380)
Other income (expense)	94		87

Total other income (expense), net	(2,827)		(1,293)

Loss before provision for income taxes	(6,832)		(23,871)
Provision for income taxes	—		2

Net loss	(6,832)		(23,873)
Adjustment to redemption value on redeemable convertible preferred stock	(5,713)		(49,849)

Net loss attributable to common stockholders	$(12,545)		$(73,722)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.57)		$(9.27)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	4,871,851		7,951,340

Pro forma net loss per share attributable to common stockholders, basic and diluted(3)		$

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted(3)

(1)	Includes the following stock-based compensation:

	Year Ended, December 31,
	2013	2014
	(in thousands)
Stock-based compensation:
Research and development	$5	$65
General and administrative	17	237

Total stock-based compensation	$22	$302

(2)	Basic and diluted net loss per share attributable to common stockholders is computed based on the weighted-average number of shares of common stock outstanding during each period. For additional information, see Note 3 to our consolidated financial statements included elsewhere in this prospectus.
(3)	Pro forma basic and diluted net loss per share attributable to common stockholders and pro forma weighted-average number of shares used in computing pro forma basic and diluted net loss per share attributable to common stockholders reflect (i) automatic conversion of all outstanding shares of our convertible and redeemable convertible preferred stock into an aggregate of 130,298,986 shares of common stock immediately prior to the completion of this offering; (ii) the issuance of shares, based upon an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus, upon the expected net exercise of warrants outstanding at December 31, 2014 that would otherwise expire upon completion of this offering; (iii) the vesting of stock options upon the achievement of a performance condition that will be achieved upon the completion of this offering and service-based criteria; and (iv) the issuance of additional shares of common stock that would have been required to be issued, based on an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus, to pay $7.2 million in unpaid accruing dividends at December 31, 2014 to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders. We do not expect to issue these shares to the Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders. Instead, immediately prior to the completion of this offering, we expect to pay $ million in cumulative but unpaid accruing dividends to the Series B, Series B-1, Series C and Series D redeemable convertible preferred stockholders. For additional information, see Note 3 to our consolidated financial statements included elsewhere in this prospectus.

	December 31,
	2013	2014
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$2,429	$29,154
Short-term investments	—	10,010
Working capital	1,561	37,630
Total assets	2,460	40,565
Long-term note payable and accrued interest	433	—
Preferred stock warrant liabilities	430	1,810
Total liabilities	1,761	4,005
Convertible preferred stock	2,543	2,543
Redeemable convertible preferred stock	34,005	141,832
Accumulated deficit	(34,696)	(107,816)
Total stockholders’ deficit	(34,690)	(107,815)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations, intentions and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a clinical-stage oncology company pioneering a novel class of therapeutics based on our proprietary DNA interference (DNAi) technology platform. Our vision is to be the leader in developing and commercializing a portfolio of DNAi-based therapies to deliver extraordinary therapeutic outcomes that dramatically change patients’ lives. The core of our scientific expertise is our understanding of DNAi oligonucleotides, which are rationally designed DNA sequences that modulate the transcription of oncogenes known to be involved in cancer cell survival and proliferation. Our lead DNAi product candidate, PNT2258, targets BCL2, a widely overexpressed oncogene that is an important gatekeeper of the programmed cell death process known as apoptosis and has been linked to many forms of cancer. We are pursuing a multi-faceted clinical development strategy that is designed to efficiently achieve regulatory approval and maximize the commercial opportunity of PNT2258.

We have conducted two clinical trials with PNT2258 to date: a Phase 1 safety trial in patients with relapsed or refractory solid tumors and a Phase 2 trial in patients with relapsed or refractory non-Hodgkin’s lymphoma (NHL). Having observed preliminary evidence of efficacy and tolerability, we plan to pursue a broad registration-oriented clinical development program, initially in hematologic malignancies, that we anticipate will provide the foundation of a global registration strategy for PNT2258. In December 2014, we initiated “Wolverine,” an open-label 60 patient Phase 2 trial evaluating PNT2258 for the treatment of third-line relapsed or refractory diffuse large B-cell lymphoma (DLBCL). By mid-2015, we plan to initiate “Brighton,” an open-label 50 patient Phase 2 trial evaluating PNT2258 for the treatment of Richter’s transformed chronic lymphocytic leukemia (Richter’s CLL). Richter’s CLL is a rare and aggressive form of NHL with no currently approved therapies. By the end of 2015, we also plan to initiate a Phase 2 trial of PNT2258 in combination with a therapeutic agent or treatment regimen, to be followed by a second combination Phase 2 trial by mid-2016. In addition, we plan to initiate a single-agent Phase 2 trial evaluating PNT2258’s potential in other hematological malignancies, such as acute myeloid leukemia, acute lymphoblastic leukemia and multiple myeloma, by mid-2016. If the efficacy data obtained in some or all of these trials are highly compelling, we plan to discuss accelerated registration paths and other regulatory designations with regulatory agencies.

Our DNAi platform technology is based on the breakthrough discovery at Wayne State University and Karmanos Cancer Institute that single-stranded DNA oligonucleotides can interact with genomic DNA in order to interfere with gene transcription. We acquired this technology and subsequently developed an algorithm that we employ for rationally designing our DNAi product candidates using bioinformatics and our understanding of gene regulatory domains. In March 2007, we entered into an exclusive license agreement with Novosom AG (Novosom) to use certain patented lipid nanoparticle (LNP) delivery technology used in PNT2258. In July 2010, the original Novosom license agreement was acquired by Marina Biotech, Inc. (Marina), but Novosom retained the right to receive all future payments related to PNT2258. In March 2012, we and Marina entered into another exclusive license agreement for the use of certain of Marina’s patented delivery technology, including LNP technology, for any of our current or future DNAi product candidates other than PNT2258. In exchange for this exclusive right, we paid Marina an upfront payment of $0.3 million and will also be required to pay Marina milestone payments of up to an aggregate of $14.5 million for each DNAi product candidate other than PNT2258 as well as low single-digit royalties on net sales for DNAi product candidates other than PNT2258. In April 2014, we entered into a license payment agreement with Novosom, pursuant to which we made a one-time payment to Novosom of $11.0 million in April 2014 and terminated the other payment obligations owed to Novosom for PNT2258 except for one remaining $3.0 million payment due upon regulatory approval of PNT2258 and a low single-digit royalty on net sales of PNT2258.

Since inception, we have devoted substantially all of our resources to identify and develop our lead product candidate, PNT2258, and develop our DNAi technology platform, including conducting clinical trials, and providing general and administrative support for these operations. We have never generated revenue and have incurred significant net losses since inception. Our net losses were $6.8 million and $23.9 million for the years ended December 31, 2013 and 2014, respectively. As of December 31, 2014, we had an accumulated deficit of $107.8 million. We expect to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially as we:

•	invest significantly to further develop, and seek regulatory approval for, our lead product candidate, PNT2258;

•	invest in scaling our manufacturing capacity to support development and our global commercialization strategy;

•	continue to develop our DNAi technology platform;

•	identify and develop additional product candidates;

•	hire additional clinical, scientific and management personnel;

•	seek regulatory and marketing approvals for any product candidates that we may develop;

•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any drugs for which we may obtain marketing approval;

•	maintain, expand and protect our intellectual property portfolio;

•	acquire or in-license other drugs and technologies; and

•	add operational, financial and management information systems and personnel, including personnel to support our drug development, any future commercialization efforts and our transition to a public company.

We have funded our operations to date primarily from the issuance and sale of our convertible and redeemable convertible preferred stock and to a lesser extent, through debt financings. As of December 31, 2014, we had cash and cash equivalents of $29.2 million and short-term investments of $10.0 million. To fund our current operating plans, we will need to raise additional capital. The expected net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments, will not be sufficient for us to complete development of our lead product candidate and, if applicable, to prepare for commercializing any product candidate that may receive approval. Accordingly, we will continue to require substantial additional capital beyond the expected proceeds from this offering to continue our clinical development and potential commercialization activities; however, we believe that the net proceeds from this offering and our existing cash and cash equivalents and short-term investments will be sufficient to fund our current operating plans through at least the next 12 months. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our clinical development efforts. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Components of Statements of Operations

Operating Expenses

Research and Development

Research and development expenses consist primarily of the following:

•	fees or milestone payments incurred in connection with license agreements;

•	personnel-related costs, which include salaries, benefits, stock-based compensation, recruitment fees and travel costs;

•	costs associated with preclinical studies and clinical trials, regulatory activities and manufacturing activities to support clinical activities;

•	fees paid to external service providers that conduct certain research and development, clinical and manufacturing activities on our behalf; and

•	facility-related costs, which include direct and allocated expenses for rent and maintenance of facilities, depreciation and amortization expense and other supplies.

The largest recurring component of our total operating expenses has historically been our investment in research and development activities, including the clinical development of our product candidate. We expect our research and development expenses will increase over the next few years as we advance our development programs, pursue regulatory approval of our product candidate in the United States and other jurisdictions and prepare for potential commercialization, which will require a significant investment in costs related to contract manufacturing and inventory buildup.

The process of conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. We may never succeed in achieving marketing approval for PNT2258 or any future product candidates. The probability of success of our product candidate may be affected by numerous factors, including clinical data, regulatory developments, competition, manufacturing capability and commercial viability. As a result, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization of PNT2258 or any future product candidates.

General and Administrative

General and administrative expenses consist of personnel-related costs, facility-related costs, allocated expenses and professional fees for services, including legal, human resources, audit and accounting services. Personnel-related costs consist of salaries, benefits, stock-based compensation, recruitment fees and travel costs.

We expect to incur additional expenses associated with supporting our growing research and development activities, operating as a public company and other administration and professional services.

Other Income (Expense), net

Interest Expense

Interest expense consists of interest expense on our historical debt obligations as well as amortization of financing costs. We may incur additional interest expense in the future if we enter into debt arrangements.

Change in Fair Value of Preferred Stock Warrants

Our outstanding preferred stock warrants are classified as a liability on our consolidated balance sheets and, as such, are re-measured to fair value at each balance sheet date, with the corresponding gain or loss from the adjustment recorded in the consolidated statement of operations. Upon the completion of this offering, the liability on the preferred stock warrants will be reclassified to additional paid-in capital in stockholders’ deficit. For additional information, see “—Critical Accounting Policies and Estimates—Preferred Stock Warrant Liabilities.”

Other Income (Expense)

Other income (expense) primarily consists of interest earned on our cash and cash equivalents and short-term investments, as well as foreign currency exchange gains and losses. Foreign currency exchange gains and losses relate to transactions and monetary asset and liability balances denominated in currencies other than the U.S. dollar. Foreign currency gains and losses may continue to fluctuate in the future due to changes in foreign currency exchange rates.

Provision for Income Taxes

Provision for income taxes consists of federal and state income taxes in the United States and federal and provincial income taxes in Canada, as well as deferred income taxes and changes in related valuation allowance reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

As of December 31, 2014, we had not generated any taxable income for U.S. federal income tax purposes. Our tax expense to date relates to federal and provincial income taxes in Canada. As of December 31, 2014, we had U.S. federal operating loss carryforwards of $24.1 million and state operating loss carryforwards of $18.4 million, expiring in years ranging from 2021 to 2034. We also had net tax credit carryforwards of $0.6 million available to reduce future tax liabilities, if any, for U.S. federal purposes. The net tax carryforwards begin to expire in 2031. Based upon our historical operating performance and the recorded cumulative net losses in prior fiscal periods, we have recorded a full valuation allowance against the net U.S. deferred tax assets as of December 31, 2014.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

	Year Ended December 31,		Change
	2013	2014
	(in thousands)
Operating expenses:
Research and development	$2,843	$19,078	$16,235
General and administrative	1,162	3,500	2,338

Total operating expenses	4,005	22,578	18,573

Loss from operations	(4,005)	(22,578)	(18,573)
Other income (expense), net:
Interest expense	(2,719)	—	2,719
Change in fair value of preferred stock warrants	(202)	(1,380)	(1,178)
Other income (expense)	94	87	(7)

Total other income (expense), net	(2,827)	(1,293)	1,534

Loss before provision for income taxes	(6,832)	(23,871)	(17,039)
Provision for income taxes	—	2	2

Net loss	$(6,832)	$(23,873)	$(17,041)

Research and Development

Research and development expenses increased $16.2 million, from $2.8 million in 2013 to $19.1 million in 2014. The increase was primarily due to an $11.0 million milestone payment made to Novosom in 2014. The remaining change was primarily attributable to a $3.1 million increase in third-party manufacturing costs, a $1.3 million increase in personnel-related costs due mainly to increased headcount and a $0.7 million increase in clinical trial costs relating to the continuation of our PNT2258 clinical trials.

General and Administrative

General and administrative expenses increased $2.3 million, from $1.2 million in 2013 to $3.5 million in 2014. The change was primarily due to a $1.5 million increase in personnel-related costs associated mainly with increased headcount. The remaining change was primarily the result of a $0.7 million increase in professional service costs, consisting of accounting, consulting, legal and other professional fees incurred in connection with our preparation to become a public company.

Interest Expense

We had $2.7 million of interest expense in 2013 related to outstanding convertible promissory notes, all of which converted to redeemable convertible preferred stock in December 2013 and January 2014. We had immaterial interest expense in 2014.

Change in Fair Value of Preferred Stock Warrants

The change in the fair value of our preferred stock warrants increased $1.2 million, from $0.2 million in 2013 to $1.4 million in 2014. The increase in the fair value of our preferred stock warrants was primarily due to the change in fair value of the underlying stock.

Liquidity and Capital Resources

Capital Resources

We have never generated revenue and have incurred significant net losses since inception. Our net losses were $6.8 million and $23.9 million for the years ended December 31, 2013 and 2014, respectively. As of December 31, 2014, we had an accumulated deficit of $107.8 million. We expect to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially as we:

•	invest significantly to further develop, and seek regulatory approval for, our lead product candidate, PNT2258;

•	invest in scaling our manufacturing capacity to support development and our global commercialization strategy;

•	continue to develop our DNAi technology platform;

•	identify and develop additional product candidates;

•	hire additional clinical, scientific and management personnel;

•	seek regulatory and marketing approvals for any product candidates that we may develop;

•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any drugs for which we may obtain marketing approval;

•	maintain, expand and protect our intellectual property portfolio;

•	acquire or in-license other drugs and technologies; and

•	add operational, financial and management information systems and personnel, including personnel to support our drug development, any future commercialization efforts and our transition to a public company.

Historical Capital Sources

We have funded our operations to date primarily from the issuance and sale of our convertible and redeemable convertible preferred stock and to a lesser extent, through debt financings. In 2014, we received net proceeds of $57.5 million from the issuance of our redeemable convertible preferred stock. As of December 31, 2014, we had cash and cash equivalents of $29.2 million and short-term investments of $10.0 million.

As of December 31, 2014, we did not have any outstanding borrowings or any debt arrangements.

Future Capital Requirements

Our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2014, noting the existence of substantial doubt about our ability to continue as a going concern. This uncertainty arose from management’s review of our results of operations and financial condition and its conclusion that, based on our operating plans, we did not have sufficient existing working capital to sustain operations through December 31, 2015. We believe that we will be able to obtain additional working capital through equity financings or other arrangements, including this offering, to fund our operating plans. To the extent that we raise additional capital through future equity financings, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. If we raise additional funds through the issuance of debt securities, these securities could contain covenants that would restrict our operations. There can be no assurance that such additional financing, if available, can be obtained on terms acceptable to us. If we are unable to obtain such additional financing, we would need to reevaluate our future operating plans.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014
	(in thousands)
Cash used in operating activities	$(3,572)	$(21,786)
Cash used in investing activities	(2)	(10,282)
Cash provided by financing activities	4,689	58,793

Net increase in cash	$1,115	$26,725

Cash Flows from Operating Activities

In 2014, cash used in operating activities of $21.8 million was attributable to a net loss of $23.9 million (of which $11.0 million pertained to a milestone payment to Novosom) partially offset by $1.7 million in non-cash charges and a net change of $0.4 million in our net operating assets and liabilities. The non-cash charges consisted primarily of $1.4 million for the change in fair value of our preferred stock warrants and $0.3 million in stock-based compensation. The change in operating assets and liabilities was primarily attributable to a $0.5 million increase in prepaid expenses and other current assets related to our prepayment of manufacturing costs for clinical supply, offset by a $0.9 million increase in accounts payable and accrued liabilities due to an increase in headcount and accrued research and development costs driven by growth in our research and development activities.

In 2013, cash used in operating activities of $3.6 million was attributable to a net loss of $6.8 million partially offset by $3.0 million in non-cash charges and a net change of $0.2 million in our net operating assets and liabilities. Non-cash charges consisted primarily of $2.8 million in non-cash interest expense on our outstanding debt obligations attributable primarily to a beneficial conversion charge on our convertible promissory notes related to the premium conversion feature and a $0.2 million change in the fair value of our preferred stock warrants. The change in operating assets and liabilities was primarily attributable to a $0.3 million increase in our accounts payable and accrued liabilities due primarily to an increase in accrued employee related costs.

Cash Flows from Investing Activities

In 2014, cash used in investing activities was $10.3 million consisting of $10.0 million in cash paid to purchase short-term investments, $0.2 million in capital expenditures related to purchases of property and equipment and $0.1 million of cash transferred to a restricted cash account.

In 2013, we had no significant investing activities.

Cash Flows from Financing Activities

In 2014, cash provided by financing activities was $58.8 million consisting of $57.5 million in net proceeds received from the issuance of our Series C and Series D redeemable convertible preferred stock, $1.2 million on the repayment of the stock subscription receivable relating to our December 2013 closing of our Series C redeemable convertible preferred stock and $0.4 million in proceeds received from the exercise of stock options, partially offset by $0.3 million in deferred offering costs.

In 2013, cash provided by financing activities was $4.7 million consisting of $2.5 million in net proceeds received from the issuance of convertible promissory notes and $2.2 million in net proceeds received from the issuance of our Series C redeemable convertible preferred stock. The outstanding convertible promissory notes issued in 2013 were subsequently converted into shares of our Series C redeemable convertible preferred stock in December 2013.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2014, which represent material expected or contractually committed future obligations.

	Payments Due By Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than Five Years	Total
	(in thousands)
Manufacturing obligations(1)	$1,174	$—	$—	$—	$1,174

Total contractual obligations(2)	$1,174	$—	$—	$—	$1,174

(1)	Reflects payments we are required to make pursuant to a manufacturing agreement relating to the manufacturing process of PNT2258.
(2)	We are required to pay cumulative unpaid accruing dividends to our Series B, Series B-1, Series C and Series D redeemable convertible preferred stock upon the earliest to occur of (i) the date determined by our board of directors; (ii) the liquidation of our company in a deemed liquidation event; or (iii) on the conversion or redemption of at least a majority of the outstanding shares of our Series B, Series B-1, Series C and Series D redeemable convertible preferred stock. As of December 31, 2014, cumulative but unpaid accruing dividends in arrears were $14.4 million. If an initial public offering had occurred as of December 31, 2014, we would have been required to pay $7.2 million in cumulative but unpaid accruing dividends in arrears to the holders of our Series B, Series B-1, Series C and Series D redeemable convertible preferred stock. As we were unable to reliably estimate the timing of the payment of these dividends to the holders of our Series B, Series B-1, Series C and Series D redeemable convertible preferred stock as of December 31, 2014, we excluded the cumulative but unpaid dividends from the preceding table. See “Dividend Policy.”

In the event we receive regulatory authority approval of PNT2258, we are required to pay Novosom a $3.0 million milestone payment. This milestone payment has been excluded from the table above as we are unable to reliably estimate the timing of the future payment.

In February 2015, we entered into an operating lease agreement to sublease office space in Vancouver, Canada. The operating lease agreement expires on February 27, 2018. Payments associated with this operating lease agreement, including executory costs, will result in operating lease obligations of $0.2 million in 2015, $0.3 million in 2016, $0.3 million in 2017 and $0.1 million in 2018 (utilizing an exchange rate for the conversion of Canadian dollars into U.S. dollars of $0.86, based on the daily average exchange rate on December 31, 2014 quoted by the Bank of Canada).

In December 2014, as amended in March 2015, we entered into an agreement with a contract research organization (CRO) that is estimated to be effective through 2017. Payments associated with this agreement will result in clinical obligations of $2.0 million in 2015, $2.0 million in 2016 and $1.6 million in 2017. In March 2015, we also entered into another agreement with the same CRO that is estimated to be effective through 2017. Payments associated with this agreement will result in clinical obligations of $1.3 million in 2015, $3.1 million in 2016 and $3.1 million in 2017.

Critical Accounting Polices and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Stock-Based Compensation

Our stock-based compensation for stock-based awards is accounted for in accordance with authoritative guidance and is estimated at the grant date based on the fair value of the award and recognized as expense ratably over the requisite vesting period of the award, net of estimated forfeitures. Determining the appropriate fair value of stock-based awards requires judgment. We calculate the fair value of each award to employees on the date of grant based on the fair value of our common stock. See “—Valuation of Common Stock.”

We calculate the fair value of each stock option award to employees on the date of grant under the Black-Scholes option-pricing model using certain assumptions related to the fair value of our common stock, the option’s expected term, our expected stock price volatility, risk free interest rates and our expected dividend rate.

For options to purchase common stock issued to non-employees, including consultants, we record stock-based compensation based on the fair value of the options. We calculate the fair value of each stock-based award to non-employees on each measurement date based on the fair value of our common stock. The fair value of options granted to non-employees is remeasured as the options vest and is recognized in the consolidated statements of operations during the period the related services are rendered.

The fair value of each stock option grant was determined using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment and estimation by management.

•	Fair Value of Common Stock. As discussed below in “—Valuation of Common Stock,” because there is no public market for our common stock as we are a private company, our board of directors has determined the fair value of the common stock by considering a number of objective and subjective factors, including based on contemporaneous and retrospective valuations of our common stock performed by an unrelated valuation specialist. The fair value of our common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange.

•	Expected Term. The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards. The expected term for options issued to nonemployees is the contractual term.

•	Expected Volatility. Since we do not have a trading history of our common stock, the expected volatility was derived from the historical stock volatilities of comparable peer public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock-based awards.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.

•	Expected Dividend Rate. The expected dividend is zero as we have not paid and do not anticipate paying any dividends on our common stock for the foreseeable future.

•	Forfeiture Rate. The forfeiture rate is estimated based on an analysis of actual forfeitures. Management will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment and if the actual number of future forfeitures differs from management’s estimates, we might be required to record adjustments to stock-based compensation in future periods.

The estimated grant-date fair value of our stock-based awards was calculated using Black-Scholes option-pricing model, based on the following assumptions for the following periods presented:

Year Ended December 31,
	2013	2014
Expected term (in years)	5.0 - 6.0	5.0 - 6.0
Expected volatility	79% - 82%	81% - 83%
Risk-free interest rate	0.7% - 1.6%	1.5% - 1.8%
Expected dividend rate	— %	— %

If any of the assumptions used in the Black-Scholes option-pricing model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

For 2013 and 2014, stock-based compensation was $22,000 and $0.3 million, respectively. As of December 31, 2014, we have unrecognized stock-based compensation of $17,000 related to stock options that vest upon the satisfaction of a performance condition that will be achieved upon the completion of this offering.

Valuation of Common Stock

In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock in order to determine an exercise price for each stock-based award. We have determined the fair value of our common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including having contemporaneous and retrospective valuations of our common stock performed by an unrelated valuation specialist, valuations of comparable securities transactions, sales of our redeemable convertible preferred stock to unrelated third parties, the rights preferences and privileges of our common stock versus our preferred stock, our operating and financial performance, our stage of development, current business conditions, our projections, business developments, the lack of liquidity of our capital stock and general and the industry specific economic outlook.

For our valuations performed from January 1, 2014 through June 30, 2014, the fair value of our common stock was estimated entirely using the market approach, specifically the Recent Securities Transaction – Backsolve method. This approach considers our implied equity value based on recent financings of our redeemable convertible preferred stock. For our valuations performed starting September 30, 2014, the fair value of our common stock was estimated using a hybrid of two market approaches, specifically the Recent Securities Transaction – Backsolve method and the Recent Securities Transaction – Recent IPO method. This later approach considers our implied equity value based on recent initial public offering results of comparable peer companies in similar industries and stage of development as us.

We considered the various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date. The methods we used consisted of the following:

•	Option pricing method (OPM). Under the option pricing method, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•	Probability-weighted expected return method (PWERM). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Our per share common stock value was estimated by allocating the enterprise value using the OPM at each valuation date up until September 30, 2014. Starting with our September 30, 2014 contemporaneous valuation, we used a combination of the OPM and the PWERM to allocate the enterprise value to each element of our capital structure, including our common stock. For both approaches, we applied a discount to the valuations due to the lack of marketability of the ordinary shares. We calculated the discount for lack of marketability using a strike put option model and applied it as appropriate to each allocation.

The dates of our valuations did not always coincide with the dates of our stock based compensation grants. In such instances, management’s estimates were based on the most recent valuation of shares of our common stock. For grants occurring between valuation dates, for financial reporting purposes, we considered the preceding and subsequent valuations and our assessment of additional objective and subjective factors we believed were relevant as of the grant date to determine the fair value of our common stock.

Preferred Stock Warrant Liabilities

We classify warrants for the purchase of shares of our preferred stock issued in connection with our various financing transactions based upon the characteristics and provisions of the instruments. Our preferred stock warrants are classified as derivative liabilities on our consolidated balance sheets at their fair value on the date of issuance and remeasured to fair value on each subsequent reporting period, with the changes in fair value recognized as a component of other income (expense), net in our statements of operations.

We estimate the fair value of these liabilities using assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date. Through June 30, 2014, we used the OPM model to determine the fair value of these liabilities. Starting September 30, 2014, we used a combination of the OPM and PWERM models to determine the fair value of these liabilities. We estimate the volatility of our stock based on the historical volatility of comparable peer public companies. The risk-free interest rate is based on the U.S. Treasury zero-coupon bond rate. The expected term applied in the OPM considers both the probabilities of our failure and success. Cumulative dividends associated with the redeemable convertible preferred stock are calculated as of the accrual start date of each security to the OPM maturity date. The assumptions used in calculating the estimated fair market value at each reporting period represent our best estimate; however, inherent uncertainties are involved. As a result, if factors or assumptions change the warrant liability, the estimated fair value could be materially different.

At December 31, 2014, we had outstanding warrants to purchase shares of our Series B, Series B-1 and Series C redeemable convertible preferred stock with an aggregate fair value of $1.8 million. The change in the fair value of these warrants resulted in a loss of $0.2 million and $1.4 million for the years ended December 31, 2013 and 2014, respectively.

We will continue to adjust the liability for changes in the fair value of these warrants until the earlier of the exercise of the warrants, the expiration of the warrants or until such time as the warrants are no longer to be considered derivative instruments. On the completion of this offering, the liability on the preferred stock warrants will be reclassified to additional paid-in capital in stockholders’ deficit.

Income Taxes

We are subject to income taxes in the United States and Canada. Significant judgment is required in determining our provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We make an assessment of the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Due to our historical operating performance and our recorded cumulative net losses in prior fiscal periods, our net deferred tax assets have been fully offset by a valuation allowance.

We recognize uncertain income tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results. The provision for income taxes includes the effects of any reserves that we believe are appropriate, as well as the related net interest and penalties.

Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities and foreign currency risk.

Interest Rate Sensitivity

We had cash and cash equivalents of $29.2 million as of December 31, 2014, which consisted primarily of bank deposits and money market funds. In addition, we also had short-term investments of $10.0 million as of December 31, 2014. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our consolidated financial condition or results of operations. We do not believe that our cash or cash equivalents or short-term investments have significant risk of default or illiquidity. While we believe our cash and cash equivalents and short-term investments do not contain excessive risk, we cannot provide absolute assurance that in the future our short-term investments will not be subject to adverse changes in market value.

Foreign Currency Risk

Our consolidated results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. A substantial majority of our expenses are denominated in U.S. Dollars, with the remainder in Canadian Dollars. Our consolidated results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative instruments. The effect of a hypothetical 10% change in foreign currency exchanges rates applicable to our business would not have a material impact on our operating loss.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012 (JOBS Act) permits emerging growth companies such as us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

BUSINESS

Overview

We are a clinical-stage oncology company pioneering a novel class of therapeutics based on our proprietary DNA interference (DNAi) technology platform. Our vision is to be the leader in developing and commercializing a portfolio of DNAi-based therapies to deliver extraordinary therapeutic outcomes that dramatically change patients’ lives. The core of our scientific expertise is our understanding of DNAi oligonucleotides, which are rationally designed DNA sequences that modulate the transcription of oncogenes known to be involved in cancer cell survival and proliferation. Our lead DNAi product candidate, PNT2258, targets BCL2, a widely overexpressed oncogene that is an important gatekeeper of the programmed cell death process known as apoptosis and has been linked to many forms of cancer. In a recent single-agent Phase 2 trial of 13 patients with relapsed or refractory non-Hodgkin’s lymphoma (NHL), PNT2258 demonstrated evidence of anti-tumor activity, with 11 patients achieving a complete response (CR), partial response (PR) or stable disease (SD). Furthermore, all four of the diffuse large B-cell lymphoma (DLBCL) patients treated in this trial experienced a clinical response, including three CRs and one PR, with reported durations on study in the range of nine to more than 20 months. Although not statistically powered for a formal efficacy analysis, we believe the preliminary evidence of efficacy observed in this trial, coupled with safety and tolerability data collected to date, suggest that PNT2258 has the potential to change treatment paradigms across a wide range of oncology indications. Accordingly, we plan to pursue a broad registration-oriented clinical development program, initially in hematologic malignancies, that we anticipate will provide the foundation of a global registration strategy for PNT2258.

Our DNAi technology platform is based on our scientific expertise in DNA, the basic genetic building block for human life. DNA is a double strand of nucleic acids that encodes the genetic instructions used in the development and function of all living organisms. The information stored in DNA encodes genes that are transcribed into messenger RNA (mRNA), which are then translated to produce specific proteins that regulate cell generation, proliferation, survival and death, and also play a critical role in many diseases, including cancer.

Cancer is the leading cause of death in the developed world and the second leading cause of death in the United States, and is characterized by the uncontrolled growth and survival of abnormal cells. Cancer cells may overexpress particular genes called oncogenes, which encode the proteins that promote growth and survival. While cancer research has made demonstrable progress in recent decades, significant unmet medical needs remain, reinforcing the necessity for continued innovation.

We believe that there is substantial opportunity for the next generation of cancer treatments to target DNA itself by directly interfering with the expression of the oncogenes responsible for cancer. The vast majority of cancer therapy today is targeted downstream at the protein level and, in some cases, at RNA. Our proprietary DNAi technology platform targets DNA, the upstream genetic material underlying the expression of proteins, and is therefore distinct from therapeutic approaches that target proteins or RNA. This difference may allow our DNAi technology to more profoundly impact oncogenic targets that may be difficult to effectively drug with these other approaches, and potentially result in enhanced efficacy, durability and safety outcomes. In addition, we believe that our unique mechanism for impacting downstream oncogenic proteins could also potentially amplify and be complementary to other therapeutic modalities.

Our proprietary platform consists of two components:

•	Rationally-Designed DNAi Oligonucleotides. Our DNAi technology platform is a proprietary drug discovery engine that allows us to rationally design unique, single-stranded DNA sequences that hybridize to complementary regions of genomic DNA in order to interfere with the transcription of specific target genes. By affecting gene transcription, our DNAi product candidates are designed to reduce the downstream production of the corresponding proteins responsible for cancer and other diseases, resulting in a therapeutic benefit.

•	Lipid Nanoparticle (LNP) Delivery Technology. Our LNPs, which are licensed from Marina Biotech, Inc. (Marina) and also referred to as SMARTICLES, are protective amphoteric liposomes designed to encapsulate our DNAi oligonucleotides and provide enhanced serum stability and optimized pharmacokinetic properties. This facilitates the broad systemic distribution of our DNAi oligonucleotides after intravenous infusion. Within the acidic environment found in tumors, our LNPs become positively charged and therefore more amenable to cellular uptake and cytoplasmic release of their payloads, allowing the DNAi oligonucleotides to traffic into the cells’ nuclei, where they modulate gene transcription.

Our lead DNAi product candidate, PNT2258, is a proprietary formulation of our single-stranded 24-base DNAi oligonucleotide, known as PNT100, encapsulated in the SMARTICLES LNP. PNT100 DNAi targets and interferes with BCL2, an important and validated oncogene known to be dysregulated in many types of cancer. This dysregulation, which is manifested in the excess production of BCL2 protein, is believed to provide certain cancer cells with the ability to resist naturally occurring apoptosis, which is a primary mechanism for the removal of aged, damaged or unnecessary cells. PNT100 targets a specific regulatory region associated with the BCL2 oncogene, interfering with its transcription. This affects downstream BCL2 protein production, resulting in a restoration of apoptotic processes leading to the death of cancer cells. Since we estimate that BCL2 is expressed in more than 60% of all new cases across the top 10 most commonly diagnosed cancers in the United States, we believe there is a significant opportunity to develop PNT2258 across many oncology indications.

We are pursuing a multi-faceted clinical development strategy that is designed to efficiently achieve regulatory approval and maximize the commercial opportunity of PNT2258. We have conducted two clinical trials with PNT2258 to date: a Phase 1 safety trial in patients with relapsed or refractory solid tumors and a Phase 2 trial in patients with relapsed or refractory NHL. Having observed preliminary evidence of efficacy and tolerability, we plan to pursue a broad registration-oriented clinical development program, initially in hematologic malignancies, that we anticipate will provide the foundation of a global registration strategy for PNT2258.

In December 2014, we initiated “Wolverine,” an open-label 60 patient Phase 2 trial evaluating PNT2258 for the treatment of third-line relapsed or refractory DLBCL. DLBCL is the most prevalent form of NHL, comprising approximately 30% of the annual NHL diagnoses in the United States according to a 2013 report by the Leukemia & Lymphoma Society. By mid-2015, we plan to initiate “Brighton,” an open-label 50 patient Phase 2 trial evaluating PNT2258 for the treatment of Richter’s transformed chronic lymphocytic leukemia (Richter’s CLL). Richter’s CLL is a rare and aggressive form of NHL with no currently approved therapies. By the end of 2015, we also plan to initiate a Phase 2 trial of PNT2258 in combination with a therapeutic agent or treatment regimen, to be followed by a second combination Phase 2 trial by mid-2016. In addition, we plan to initiate a single-agent Phase 2 trial evaluating PNT2258’s potential in other hematological malignancies, such as acute myeloid leukemia (AML), acute lymphoblastic leukemia (ALL) and multiple myeloma (MM), by mid-2016. If the efficacy data obtained in some or all of these trials are highly compelling, we plan to discuss accelerated registration paths and other regulatory designations with regulatory agencies. As appropriate, we may apply for orphan drug, breakthrough therapy, fast track or other regulatory designations.

The table below summarizes the current development of our programs and anticipated milestones.

Trial	Regimen	Indication	Status/Milestones
Wolverine	PNT2258	R/R* Third-Line DLBCL	Phase 2 Trial Ongoing (First Patient Enrolled Dec 2014)
Brighton	PNT2258	Richter’s CLL	Initiate Phase 2 Trial Mid-2015
Combination Trial #1	PNT2258 + Other Anti-cancer Drug(s)	R/R* Second-Line DLBCL	Initiate Phase 2 Trial End of 2015
Single-Agent Trial	PNT2258	Hematologic Malignancies	Initiate Phase 2 Trial Mid-2016
Combination Trial #2	PNT2258 + Other Anti-cancer Drug(s)	Other DLBCL	Initiate Phase 2 Trial Mid-2016

*R/R denotes relapsed or refractory.

Our vision is to be the leader in developing and commercializing a portfolio of DNAi-based therapies to deliver extraordinary therapeutic outcomes that dramatically change patients’ lives. We are at the forefront of DNAi-based therapies, as we believe that PNT2258 is the only product candidate in clinical testing using this novel approach. In the near term, we plan to broadly develop and commercialize PNT2258 in oncology indications with high unmet medical needs. In the long term, we aspire to commercialize additional DNAi-based therapies with the potential to impact medical paradigms in oncology and other major diseases. Our DNAi platform technology was invented at Wayne State University and Karmanos Cancer Institute. We acquired this technology and subsequently developed the algorithm that we employ for rationally designing our DNAi product candidates using bioinformatics and our understanding of gene regulatory domains.

We have assembled an experienced and talented group of stakeholders to execute on our vision. Our management team is led by Dr. Nick Glover, President and Chief Executive Officer, and Dr. Angie You, Chief Business and Strategy Officer and Head of Commercial. Dr. Glover, the former President and Chief Executive Officer of YM Biosciences Inc., and Dr. You, the former Chief Business Officer of Aragon Pharmaceuticals, Inc. joined our company in the third quarter of 2014. We completed a $59.5 million private financing in April 2014 led by a well-established group of institutional healthcare investors, including Vivo Capital, Frazier Healthcare Ventures, OrbiMed Advisors, RA Capital, Caxton Alternative Management, Sectoral Asset Management, Janus Capital Management, Adams Street Partners and Hopen Life Science Ventures. Existing investors also include Apjohn Ventures Fund and Capital Midwest Fund.

Our Strategy

Key elements of our business strategy are to:

•	Expedite the Clinical Development and Regulatory Approval of PNT2258. We plan to advance our lead product candidate, PNT2258, for the treatment of several hematologic malignancies, initially focusing on indications where we believe PNT2258 has demonstrated anti-tumor activity and where there are significant unmet medical needs. The first two indications we plan to pursue are in DLBCL and Richter’s CLL. In December 2014, we initiated Wolverine, a Phase 2 trial for the treatment of third-line relapsed or refractory DLBCL, and by mid-2015, we plan to initiate Brighton, a Phase 2 trial for the treatment of Richter’s CLL. If the data obtained in either of these trials are highly compelling, we plan to discuss accelerated registration paths and other regulatory designations with regulatory agencies.

•	Pursue a Multi-Faceted Development Strategy for PNT2258 Across Many Oncology Indications. In addition to Wolverine and Brighton, we intend to expand the commercial market opportunity for PNT2258 by developing it for the treatment of a wide variety of BCL2-driven tumors, including other hematologic malignancies, such as leukemias and myelomas, as monotherapy and in combination with other therapeutic agents or treatment regimens. BCL2 overexpression has also been implicated as a driver of a wide variety of solid tumors, including breast, prostate and lung, which could provide additional future development opportunities for PNT2258.

•	Maximize the Global Commercial Value of PNT2258. We have retained all commercial rights to PNT2258 and future DNAi product candidates. As we further develop PNT2258, we plan to build a commercial infrastructure with the capability to directly market our products to oncologists in North America, and possibly other major geographies that are core to our commercial strategy. We plan to enter into collaborations for the development, marketing and commercialization of PNT2258 in additional geographies at an appropriate time. We also plan to invest in scaling our manufacturing capacity to support our global commercial strategy.

•

Maintain our Competitive Advantage by Continuing to Invest in our Proprietary DNAi Technology Platform. We plan to continue to conduct research in the field of DNAi to further our understanding of the role this technology plays in modulating gene transcription. We also plan to continue fostering relationships with leading scientific advisers and physicians to support these efforts. We believe that investing in the recruitment of exceptional advisers, employees and management is critical to our continued leadership in the field of DNAi.

•	Broaden our Pipeline of Novel Product Candidates by Leveraging our Proprietary DNAi Technology Platform. We believe DNAi technology may be applicable to additional high value genetic targets beyond BCL2 that are also challenging to effectively drug by conventional means. We plan to leverage our DNAi technology platform to generate a pipeline of product candidates that modulate the transcription of oncogenes known to be involved in cancer and potentially genes implicated in other diseases.

Background on DNA and its Role in Cancer

Cancer is a leading cause of death in the developed world and the second leading cause of death in the United States, with 589,000 deaths and 1.7 million new cases estimated to occur in the United States in 2015, according to the American Cancer Society (ACS). The International Agency for Research on Cancer projects that in 2030, 21.7 million people will be diagnosed with cancer and 13 million will die of cancer in that year worldwide.

Cancer typically develops when DNA in normal cells begins to fail and genes that regulate the cell become disrupted, leading to uncontrolled growth and survival. These cancer-causing oncogenes may be triggered by external factors, such as chemicals, radiation and viruses, or internal factors, such as hormones, immune conditions and inherited mutations.

The most common methods of treating patients with cancer are surgery, radiation and drug therapy. A cancer patient often receives treatment with a combination of these methods. Surgery and radiation therapy are particularly effective for patients in whom the disease is localized. Physicians generally use systemic drug therapies in situations where the cancer has spread beyond the primary site or cannot otherwise be treated through surgery or radiation. The goal of drug therapy is to kill cancer cells or to damage cellular components required for the rapid growth and survival of cancer cells. In many cases, drug therapy entails the administration of several different drugs in combination. Over the past several decades, drug therapy has evolved from non-specific drugs that kill both healthy and cancerous cells, to drugs that target specific molecular pathways to selectively kill only cancer cells. While heightened vigilance, new diagnostic tests, combination regimens and targeted therapies have resulted in improvements in overall survival for some cancer patients, we believe that there is still a necessity for continued innovation in the treatment of cancer.

Much of cancer drug discovery has focused on therapeutic intervention at the protein level through conventional approaches, including small molecules and antibodies. However, many proteins are not “druggable” by small molecules or antibodies. Small molecule drugs can target proteins inside the cell, but are often limited to proteins with accessible functional domains. Antibodies are limited to targeting circulating proteins or those expressed on the cell surface. More recently, there has been broad interest in potentially drugging mRNA as a way of impacting proteins that were otherwise intractable to small molecules or antibodies, but development has been challenged by issues of delivery, toxicity and potency. We believe that there is substantial opportunity for the next-generation of cancer treatments to target DNA itself, directly interfering with the expression of the oncogenes responsible for cancer. This difference may allow our DNAi to have a more profound impact on oncogenic targets that may be difficult to drug effectively with these other approaches, and, therefore, potentially result in enhanced efficacy, durability and safety outcomes. In addition, we believe that our unique mechanism for impacting downstream oncogenic proteins could also potentially amplify and be complementary to other therapeutic modalities.

With the vast trove of data about human DNA generated by the Human Genome Project and other genomic research, scientists and clinicians have more powerful tools to study the role that genetic factors play in complex diseases such as cancer. By leveraging this robust dataset, we can deploy our DNAi technology platform to identify oncogenes suitable for transcriptional interference. We identified the BCL2 oncogene as a compelling oncogenic target for developing our first DNAi-based therapeutic.

Our Initial Target Oncogene – BCL2, a Key Regulator of Apoptosis

Apoptosis, or naturally occurring programmed cell death, is a primary mechanism for the removal of aged, damaged and unnecessary cells. BCL2 was the first apoptotic regulator identified. The discovery that the BCL2 protein was found to inhibit cell death supported the notion that cancer is not only enabled by unlimited proliferation, but also by impaired apoptosis.

In cancer patients, higher levels of BCL2 expression are generally correlated with poor prognoses and resistance to chemotherapies. By promoting cancer cell survival, BCL2 overexpression contributes to tumor formation and growth, as well as the subsequent development of chemo-resistance as observed in a broad variety of tumors. Given its central role in cancer cell survival, BCL2 is an important and validated oncogenic target for therapeutic development.

BCL2 plays a critical role in regulating apoptosis through multiple mechanisms. In the mitochondria, apoptosis is regulated by the balance of pro-death proteins and pro-survival proteins. The binding interactions between pro-death and pro-survival proteins control a cell’s commitment to apoptosis or cell survival. Altering the balance between these opposing factors provides a way for tumors to escape the natural apoptotic process, and thus promotes tumor cell survival. BCL2 is a pro-survival protein that binds to and sequesters pro-death proteins via its BH3 domain, thus inhibiting cell death. Small molecule drug discovery efforts have focused on disrupting this interaction.

In addition to its role in the mitochondria mainly via its BH3 domain, BCL2 is also located in the endoplasmic reticulum, where it modulates calcium signaling via its BH4 domain. The dysregulation of calcium signaling also contributes to the proliferation and survival of cancer cells through an alternative apoptotic mechanism. Therefore, by interfering with BCL2 oncogene transcription, and consequently lowering global levels of BCL2 protein, PNT2258 has the potential to impact two distinct apoptotic processes regulated via BCL2’s BH3 and BH4 domains, as depicted in the image below. This is a key differentiator over small molecules in development that are only designed to disrupt the mitochondrial BH3 interactions of BCL2.

BCL2 Regulates Two Distinct Apoptotic Processes

Aberrant BCL2 control mechanisms are a defining characteristic of a variety of cancers. BCL2 overexpression is found not only in NHL, but also in other hematologic malignancies and solid tumors.

We estimate that BCL2 is expressed in more than 60% of all new cases across the top 10 most commonly diagnosed cancers in the United States.

Our Approach – DNAi

Our DNAi technology platform is based on the breakthrough discovery at Wayne State University and Karmanos Cancer Institute that single-stranded DNA oligonucleotides can interact with genomic DNA in order to interfere with gene transcription. We acquired this technology and subsequently developed an algorithm for identifying DNAi product candidates using bioinformatics and our understanding of gene regulatory regions. In particular, understanding which specific sequences of DNA are critical for regulating gene transcription, as well as identifying which regions reside in an accessible open DNA conformation, are important components of our know-how in designing DNAi oligonucleotides.

Our DNAi oligonucleotides are designed to target specific DNA regions referred to as CpG islands, which contribute to gene regulation. As depicted below, these regions can transiently unwind and form single-stranded DNA conformations, which enable our DNAi oligonucleotides to hybridize with their target complementary sequences. These hybridization events can interfere with the transcriptional machinery and decrease mRNA production. A high degree of specificity can be built into our DNAi by selecting particular sequences and lengths of oligonucleotides.

DNAi Interferes with Oncogene Transcription

The ability to leverage DNAi as a broadly applicable therapeutic modality requires an effective delivery vehicle. Our approach uses pH-responsive LNPs designed to protect our DNAi oligonucleotides and deliver them to cancer cells, enabling broad systemic distribution after intravenous infusion. Specifically, our LNPs are composed of a proprietary liposomal formulation of four lipids selected to impart stability, enhance pharmacokinetics and facilitate systemic exposure of the drug payload. In particular, our LNPs have been engineered to avoid sequestration in the liver, and, unlike other technologies, our LNPs can dynamically change their surface electrical charge. They are negatively charged at physiological pH levels, and do not employ PEG stabilizers and therefore do not interact with the patient’s immune system and other biological factors that can result in toxicities. Within the acidic environment found in tumors, our LNPs become positively charged and therefore more amenable to cellular uptake and cytoplasmic release of their payloads, allowing the DNAi oligonucleotides to traffic into the cells’ nuclei, where they modulate gene transcription.

In general, the effective systemic delivery of oligonucleotides has been a profound challenge to their deployment as therapeutics. We believe the favorable properties of our LNPs may offer advantages over certain other nanoparticle delivery systems, underscoring our decision to exclusively license the SMARTICLES LNP technology for the field of DNAi.

In order to maintain our competitive position in the field of DNAi, we plan to continue conducting research to further our understanding of the role this technology plays in modulating gene transcription. We also plan to continue fostering relationships with leading scientific advisers and physicians, and investing in the recruitment of exceptional advisers, employees and management who can apply their expertise to strengthen our DNAi technology platform.

We believe that DNAi technology may be applicable to additional high value genetic targets beyond BCL2 that are also challenging to drug by conventional means. We plan to leverage our DNAi technology platform to generate a pipeline of product candidates that modulate the transcription of oncogenes known to be involved in cancer, and potentially genes implicated in other diseases.

Our Lead DNAi Product Candidate – PNT2258

Overview

Our lead DNAi product candidate, PNT2258, is a proprietary formulation of our single-stranded 24-base DNAi oligonucleotide, known as PNT100, encapsulated in our LNP. After intravenous infusion, PNT2258 achieves broad systemic distribution and is taken up by cancer cells, where PNT100 DNAi oligonucleotides traffic to the nuclei of cells. We believe that our preclinical and clinical data support our BCL2-targeted mechanism of action.

Design and Mechanism of Action

The design of PNT2258 comprises two components, which are depicted below:

•	PNT100 DNAi Oligonucleotide. The active ingredient of PNT2258 is our PNT100 DNAi, a single-stranded 24-base oligonucleotide. PNT100 DNAi oligonucleotides are designed to target a specific regulatory region of the BCL2 oncogene, modulating its transcription.

•	LNP Delivery Technology. In PNT2258, protective amphoteric liposomes encapsulate PNT100 DNAi, providing enhanced serum stability and optimized pharmacokinetic properties to facilitate their broad systemic distribution after intravenous infusion. Within the acidic environment found in tumors, our LNPs become positively charged and therefore more amenable to cellular uptake and cytoplasmic release of their payloads, allowing the DNAi oligonucleotides to traffic into the cells’ nuclei, where they modulate gene transcription.

The Design of PNT2258 Comprises Two Components

PNT2258 is designed to interfere with the transcription of the BCL2 oncogene through the hybridization of PNT100 to its complementary sequence within the BCL2 regulatory region, leading to the reduction of BCL2 mRNA and protein. This results in reduced inhibition of apoptosis leading to cancer cell death.

Preclinical Studies

We have conducted in vitro and in vivo preclinical studies on PNT2258 and its PNT100 payload that reinforce our DNA-mediated mechanism of action. Preclinical studies demonstrated that exposure to PNT2258 interferes with BCL2 transcription, as evidenced by reductions in the transcription of BCL2 mRNA and BCL2 protein expression. The figure below depicts transcribed mRNA levels of BCL2 in prostate cancer cells that are reduced following incubation with a DNAi sequence that specifically targets the regulatory region of the BCL2 oncogene as compared to an oligonucleotide control that has a non-specific DNAi sequence.

BCL2 mRNA Levels in Cell Lines Treated with PNT100 vs. Scrambled Oligonucleotides

To further validate PNT2258’s mechanism of action, we evaluated the efficacy of PNT2258 in an established DLBCL mouse model of cancer. In this experiment, the LNP containing PNT100 was compared to controls, which included both empty LNPs and LNPs containing non-specific DNAi. Only the administration of the LNP containing PNT100 resulted in a reduction in tumor volume and an associated reduction in BCL2 protein expression, as shown in the figure below.

BCL2 Protein Expression and Tumor Volume in Mouse Models Treated with LNP-Encapsulated PNT100

Since overexpression of BCL2 has been correlated with chemo-resistance in a number of tumor types, we studied PNT2258 in combination with docetaxel in prostate and melanoma mouse models of cancer and observed additive effects on the reduction in tumor burden as well as improvement in survival, as shown in the figure below for melanoma.

Combination Therapy in a Melanoma Mouse Model

Our Initial Focus in Lymphoma and Leukemia

Lymphoma is the most common blood cancer, with an estimated 81,000 new cases of lymphoma expected to be diagnosed in 2015, according to the ACS. Lymphoma occurs when cells of the immune system, or lymphocytes, grow and multiply uncontrollably. The two main types of lymphocytes that can develop into lymphomas are B-lymphocytes (B-cells) and T-lymphocytes (T-cells). Lymphoma is further classified as either Hodgkin’s or non-Hodgkin’s. NHL, a type of B-cell lymphoma, describes a diverse group of blood cancers that arise from the damaged DNA of a lymphocyte parent cell. NHL, which comprises more than 60 subtypes, is the most common form of lymphoma and is expected to account for approximately 70,000 new cases in the United States in 2015, according to the ACS. NHL carries a much poorer prognosis than Hodgkin’s lymphoma, and is expected to account for approximately 19,800 of 21,000 total annual deaths caused by lymphoma in the United States in 2015, according to the ACS. Additionally, while incidence rates for Hodgkin’s lymphoma have recently remained stable, the incidence of NHL has increased over time.

One NHL subtype where BCL2 overexpression is thought to be a key driver of disease is DLBCL. This aggressive form of cancer is the most prevalent form of NHL, comprising approximately 30% of the annual NHL diagnoses in the United States according to a 2013 report by the Leukemia & Lymphoma Society. DLBCL affects mostly middle aged and older adults and is aggressive but potentially curable. First-line treatment of intensive combination chemotherapy involving rituximab may cure approximately 67% of patients. If this fails, second-line treatment is typically platinum-based chemotherapy along with continued rituximab. In the event that a response is achieved with second-line treatment, patients may be given a hematopoietic stem cell transplant. If second-line treatment or the transplant fails, patients are left with few options and little hope of a curative therapy. The median survival for third-line DLBCL patients is approximately six months.

Leukemia is cancer of the body’s blood-forming tissues, including the bone marrow and the lymphatic system. According to the ACS, an estimated 54,000 new cases of leukemia are expected to be diagnosed in 2015. One of the main types of leukemia is chronic lymphocytic leukemia (CLL), a type of blood cancer that begins in the bone marrow. According to the ACS, approximately 15,000 individuals in the United States are expected to be diagnosed with CLL in 2015. High level BCL2 expression is seen in most patients with CLL. Though typically classified as a low-grade lymphoproliferative disorder, 3% to 11% of CLL patients will experience transformation to Richter’s CLL, a fast-growing variant of DLBCL, during the course of their disease. Richter’s

CLL is a highly proliferative, rapidly progressing disease affecting mostly older adults with a median survival of approximately one year, and represents a significant unmet medical need with no currently approved therapies.

Status of Our Clinical Development Program

In February 2008, we submitted an investigational new drug (IND) application for PNT2258 as an anticancer agent. We have conducted two clinical trials with single-agent PNT2258 to date: a Phase 1 safety trial in 22 patients with relapsed or refractory solid tumors and a Phase 2 trial in 13 patients with relapsed or refractory NHL. Having observed preliminary evidence of efficacy and tolerability, we plan to pursue a broad registration-oriented clinical development program, initially in hematologic malignancies, that we anticipate will provide the foundation of a global registration strategy for PNT2258. In December 2014, we initiated Wolverine, an open-label 60 patient Phase 2 trial evaluating single-agent PNT2258 for the treatment of third-line relapsed or refractory DLBCL. By mid-2015, we plan to initiate Brighton, an open-label 50 patient Phase 2 trial evaluating single-agent PNT2258 for the treatment of Richter’s CLL.

By the end of 2015, we also plan to initiate a Phase 2 trial of PNT2258 in combination with a therapeutic agent or treatment regimen, to be followed by a second combination Phase 2 trial by mid-2016. In addition, we plan to initiate a single-agent Phase 2 trial evaluating PNT2258’s potential in other hematological malignancies, such as AML, ALL and MM, by mid-2016. If the efficacy data obtained in some or all of these trials are highly compelling, we plan to discuss accelerated registration paths and other regulatory designations with regulatory agencies.

PNT2258-01: Phase 1 Trial in Advanced or Metastatic Solid Tumor Malignancies

Trial Overview

We initiated our Phase 1 dose escalation clinical trial with PNT2258 in 2010 to determine the safety and tolerability of PNT2258 administered by intravenous infusion. This Phase 1 trial involved 22 patients with relapsed or refractory solid tumor malignancies, including patients diagnosed with non-small cell lung cancer, squamous cell cancer of the head and neck, colorectal cancer, breast cancer, endometrial cancer, liver cancer, pancreatic cancer and prostate cancer. As this trial was safety oriented, patients were not chosen for participation on the basis of their BCL2 status and, thus, overt evidence of anti-tumor effect was not expected. Data from the trial were also used to determine an appropriate dose and schedule for subsequent trials and to evaluate any preliminary anti-cancer activity of PNT2258.

Safety Results

PNT2258 was administered on days one through five of a 21-day schedule at doses ranging from 1 to 150 mg/m2 over a two to four hour intravenous infusion. At all dose levels, patients received a range of zero to eight cycles with a median of two cycles. PNT2258 was considered to be well tolerated at all doses by the investigators in this trial.

Across all dose levels, and regardless of attribution, a total of 79 adverse events (AEs) and six serious AEs were reported. There were 16 drug-related AEs, of which 15 were assessed as grade 1 or 2 in severity. None of the serious AEs were attributed by the investigators to the drug. The most common drug-related AEs were infusion reaction manifested as back or flank pain (six events; grade range 1/2) and nausea (four events; grade range 1/2). An increase in aspartate aminotransferase at the 150 mg/m2 dose level was observed in a patient with metastatic disease to the liver and resolved spontaneously within 48 hours, and one patient developed a grade 4 thrombocytopenia within 30 days of study participation at the 150 mg/m2 dose level. One patient died as a result of disease progression within 30 days of trial participation.

Of the 335 planned doses of PNT2258, 314 were administered as scheduled and no patients were dose-reduced for toxicity. The most common reasons for trial discontinuation were progressive disease or symptomatic deterioration (19 patients). Two patients discontinued therapy due to an AE and one patient withdrew informed consent.

In addition, there was no evidence of a systemic immune response to the LNP or PNT100; no significant changes in immune-stimulatory cytokines or clinical signs of anaphylaxis following dosing of PNT2258 were observed, which supports the lack of a non-specific immune response.

Efficacy Results

Patients were not enrolled in this trial on the basis of their BCL2 expression status; thus, overt evidence of anti-tumor effect was not expected. Of the 22 patients participating in the Phase 1 trial, six had SD at the time of the end-of-cycle two CT scan and none achieved a CR or PR. Four patients remained in the trial for greater than four cycles (range 5-8 cycles).

Pharmacokinetic Profile

An increase in serum half-life was noted on day five of dosing compared to day one, and ranged from 8.7 to 58.5 hours. We believe the long half-life achieved on day five reinforces the appropriateness of the chosen dose schedule. Similarly, as shown in the figure below, a dose-dependent increase in the area under the drug concentration-time curve (AUC) was noted with exposure levels in patients. The exposure levels in patients dosed at or above 32 mg/m2 exceeded levels at which preclinical anti-tumor effects on tumor burden were observed in our mouse model studies.

Pharmacokinetic Profile of PNT2258 in the Phase 1 Trial

PNT2258-02: Phase 2 Trial in Relapsed or Refractory NHL

Trial Overview

In December 2012, we initiated a single arm, open-label Phase 2 trial in patients with relapsed or refractory NHL, defined as patients who are no longer or were never responsive to treatment with approved or experimental therapies. The primary objective was to determine PNT2258’s anti-tumor activity across several hematological malignancies and to collect safety data.

The trial enrolled 13 patients with a median age of 63 who had been previously treated with one to four prior regimens; six of these patients were refractory to prior treatment. Of these 13 patients, four patients were diagnosed with DLBCL, five with follicular non-Hodgkin’s lymphoma (FL), two with mantle cell lymphoma (MCL) and two with CLL/small lymphocytic lymphoma (SLL).

Phase 2 Trial Dosing Regimen in Relapsed or Refractory NHL

As shown in the figure above, in the induction phase, patients received 120 mg/m2 of PNT2258 over a three to five hour intravenous infusion on days one through five of a 21-day cycle for six to eight cycles. In the continuation phase, patients who achieved stable disease or better received 100 mg/m2 over a two hour intravenous infusion on days one and two of a 28-day cycle, until disease progression.

Efficacy Results

In November 2014, we reported that 11 of the 13 (85%) patients achieved CR, PR or SD. In accordance with the International Working Group response criteria for each indication, potential responses include: CR, which for CLL means complete remission and for the other indications listed means complete response; PR, which for CLL means partial remission and for the other indications listed means partial response; SD which means stable disease for all indications listed; and PD, which means progressive disease for all indications listed.

Of the four DLBCL patients, three achieved CRs and one achieved a PR, with reported durations on study ranging from nine to over 20 months. Of the five FL patients, one achieved a CR, one achieved a PR and three responded with SDs, with reported durations on study ranging from four months to over 23 months. Of the two patients with CLL, one responded with SD and the other responded with PD. Of the two MCL patients, one responded with SD and other responded with PD. The table below summarizes the duration on study in the 13 patients as of each patient’s last reported scan:

Duration on Study with PNT2258 in Phase 2 Trial

A notable durable CR was achieved in a 79-year-old male with Richter’s CLL. The patient presented with aggressive disease at baseline and was refractory to two prior chemotherapy-containing regimens for Richter’s CLL. After six cycles of treatment with single-agent PNT2258, the patient experienced a complete metabolic response and resolution of his tumor that was defined as a CR and maintained for 10 months.

Safety Results

As shown in the table below, the majority of drug-related AEs were assessed as grade 1 or 2 in severity. Drug-related AEs included chills, low-grade fever, transient nausea and tumor or back pain, which resolved completely before the next infusion. The most frequent grade 3 drug-related AEs were diarrhea (in three patients), nausea and back and flank pain (each in two patients). There were no occurrences of grade 4 AEs and no drug-related discontinuations or deaths.

Common Systemic Drug-Related Adverse Events

Adverse Event (n=13 patients)	All Grades (n)	Grade 1 (n)	Grade 2 (n)	Grade 3 (n)	Grade 4 (n)
Nausea	11	5	4	2	—
Pain (flank)	9	4	3	2	—
Chills	7	5	1	1	—
Diarrhea	7	2	2	3	—
Vomiting	7	3	3	1	—
Fatigue	6	2	3	1	—
Fever	6	2	3	1	—
Headache	6	2	3	1	—
Dyspnea	5	4	1	—	—
Generalized aching	4	1	3	—	—
Anorexia	4	3	1	—	—
Back pain	4	—	2	2	—
Sensory neuropathy	4	4	—	—	—

As shown in the table below, hematologic and metabolic drug-related AEs were minimal and most often occurred in patients with pre-disposing conditions such as transfusion dependent anemia and thrombocytopenia. PNT2258 did not precipitate tumor lysis syndrome and there were very few metabolic drug-related AEs even in patients with high-volume disease that achieved durable clinical responses to treatment.

Most Common Hematologic and Metabolic Drug-Related Adverse Events

Adverse Event (n=13 patients)	All Grades (n)	Grade 1 (n)	Grade 2 (n)	Grade 3 (n)	Grade 4 (n)
Hypophosphatemia	4	—	2	2	—
Anemia	3	1	2	—	—
Hypokalemia	3	—	3	—	—
Hyperuricemia	2	2	—	—	—
Neutropenia	2	—	1	1	—
Thrombocytopenia	2	—	—	2	—
Elevated liver enzymes (AST/ALT)	1	—	—	1	—

Clinical Development Strategy

Having observed preliminary evidence of efficacy and tolerability in clinical trials to date, and given our belief that PNT2258 has the potential to be efficacious across a wide range of oncology indications, we plan to pursue a broad registration-oriented clinical development program, initially in hematologic malignancies, that we anticipate will provide the foundation of a global registration strategy for PNT2258. In particular, in December 2014, we initiated Wolverine, a Phase 2 trial for the treatment of third-line relapsed or refractory DLBCL, and by mid-2015, we plan to initiate Brighton, a Phase 2 trial evaluating PNT2258 for the treatment of Richter’s CLL.

By the end of 2015, we also plan to initiate a Phase 2 trial of PNT2258 in combination with a therapeutic agent or treatment regimen, to be followed by a second combination Phase 2 trial by mid-2016. In addition, we plan to initiate a single-agent Phase 2 trial evaluating PNT2258’s potential in other hematological malignancies, such as AML, ALL and MM, by mid-2016. If the efficacy data obtained in some or all of these trials are highly compelling, we plan to discuss accelerated registration paths and other regulatory designations with regulatory agencies. As appropriate, we may apply for orphan drug, breakthrough therapy, fast track or other regulatory designations.

PNT2258-03 Wolverine Trial in Relapsed or Refractory DLBCL

In December 2014, the first patient was enrolled in our Phase 2 Wolverine trial in third-line relapsed or refractory DLBCL. Wolverine is a multi-center, open-label Phase 2 trial of single-agent PNT2258 that will characterize anti-tumor activity and collect safety data on approximately 60 patients with relapsed or refractory DLBCL.

The primary endpoint is overall response rate (defined as the proportion of patients achieving CR or PR) and secondary endpoints include duration of response, disease control rate, progression-free survival, overall survival and exploratory predictors of outcome based on biomarker assessments as described below. As this trial is open label, we anticipate multiple clinical data read-outs over the next 12 to 24 months. We expect that the results of this trial will ultimately be used to design a subsequent registration trial. However, if the data obtained are highly compelling, we plan to discuss accelerated registration paths and other regulatory designations with regulatory agencies.

The Wolverine trial employs a two-phase dosing regimen. In the induction phase, patients will receive 120 mg/m2 of PNT2258 intravenously on days one through five of a 21-day cycle. Treatment in the induction phase may continue for a total of eight cycles, unless there is disease progression or the occurrence of unacceptable toxicity. In the continuation phase, patients who achieve stable disease or better will receive 100 mg/m2 intravenously on days one through four of a 28-day cycle, until disease progression.

Biomarker Assessments

The Wolverine trial has been designed to identify and characterize patients who respond to PNT2258 on the basis of their genetics and disease characteristics. In particular, BCL2 protein levels can be measured from tumor biopsies, and we plan to correlate clinical responses with BCL2 overexpression in these patients.

Other exploratory predictors of outcome will be assessed by biomarker sample analysis. In particular, the “double hit” lymphoma population, representing approximately 30% of the total DLBCL population, has higher risk disease with a poorer prognosis than other DLBCL patients, and do not respond as well to standard treatment. These patients can be identified because they overexpress proteins from both the BCL2 and CMYC oncogenes. If PNT2258 shows efficacy in this population, it may represent an opportunity for future development in an area of high unmet medical need.

Wolverine has also been designed to identify patient responders according to their DLBCL genetics, specifically their cell-of-origin sub-type (germinal center B-cell (GCB) vs. activated B-cell (ABC)), as these patients tend to differ in their prognoses and response to medical treatment. Since BCL2 is overexpressed in both sub-types, PNT2258 may be active in both types of disease, which could potentially differentiate our drug versus certain other therapeutics in common use or in development that only demonstrate activity in one sub-type.

PNT2258-04 Brighton Trial in Richter’s CLL

In mid-2015, we expect to initiate a Phase 2 trial for PNT2258 for the treatment of Richter’s CLL. Brighton is a multi-center, open-label, Phase 2 investigation of single-agent PNT2258 to characterize anti-tumor activity and collect safety data on approximately 50 patients with Richter’s CLL.

The primary endpoint is overall response rate (defined as the proportion of patients achieving CR or PR) and secondary endpoints include duration of response, disease control rate, progression-free survival, overall survival and exploratory predictors of outcome. As this trial is open label, we anticipate multiple clinical data read-outs over the next 18 to 24 months. If the data obtained in this trial are highly compelling, we plan to discuss accelerated registration paths and other regulatory designations with regulatory agencies.

The Brighton trial employs a two-phase dosing regimen. In the induction phase, patients will receive 120 mg/m2 of PNT2258 intravenously on days one through five of a 21-day cycle. Treatment in the induction phase may continue for a total of eight cycles, unless disease progression or the occurrence of unacceptable toxicity. In the continuation phase, patients who achieve stable disease or better will receive 100 mg/m2 intravenously on days one through four of a 28-day cycle, until disease progression.

Combination and Monotherapy Trials

Given that BCL2 overexpression has been implicated as a fundamental driver in a wide variety of cancers, a primary goal of our clinical development strategy is to exploit the full commercial potential of PNT2258 by developing the product candidate in earlier lines of therapy in DLBCL and additional indications, either as monotherapy or in combination with other therapeutic agents or treatment regimens. Specifically, we believe that PNT2258’s unique mechanism for impacting downstream BCL2 protein levels could also potentially amplify and be complementary to other therapeutic modalities.

A standard treatment practice in oncology is the use of multiple agents in combination regimens to improve patient outcomes. Recent literature provides the scientific rationale for PNT2258 combination strategies as follows:

•	A number of targeted cancer therapeutics modulate critical signaling pathways, such as CD20, BTK and PI3K, that signal the apoptotic process and cause death of cancer cells. Since BCL2 resides at a key node of the apoptotic pathway, there is a scientific rationale to enhance the apoptotic signal with the addition of PNT2258 to these targeted therapies.

•	The BCL2 oncogene is upregulated as a cancer cell survival mechanism following chemotherapy, and is therefore an important contributor to the development of chemo-resistance. We believe that reducing BCL2 protein levels may re-sensitize cancer cells to chemotherapy.

For example, DLBCL patients are typically treated with multi-drug regimens combining rituximab and various chemotherapeutic agents. We believe there is a strong scientific rationale to suggest that modulating BCL2 overexpression could be clinically beneficial in combination with rituximab or chemotherapy. We have demonstrated in preclinical mouse models of NHL that LNP-encapsulated PNT100 and rituximab in combination show highly synergistic effects on tumor volume compared to either agent alone, as shown in the figure below.

Mouse Models Treated with LNP-Encapsulated PNT100 Combination Therapy

We plan to initiate our first combination trial by the end of 2015 and a second combination trial by mid-2016. These two combination studies may provide opportunities to develop PNT2258 in earlier lines of therapy in DLBCL and could provide a pathway to designing a Phase 3 trial that could serve as a confirmatory trial to support full approval of PNT2258, if PNT2258 is approved initially based on a surrogate endpoint under accelerated approval.

Since we estimate that BCL2 is expressed in more than 60% of all new cases across the top 10 most commonly diagnosed cancers in the United States, we are also interested in developing PNT2258 for indications beyond DLBCL. Specifically, BCL2 is highly overexpressed in various other hemotologic malignancies. We plan to initiate a trial in the first half of 2016 to test the potential efficacy of PNT2258 as a single agent in the treatment of late stage AML, ALL and MM. If initial results are promising, this trial may provide a basis for subsequent clinical development, facilitating PNT2258’s entry into additional cancer indications to further broaden its commercial potential. BCL2 overexpression has also been implicated as a driver of a wide variety of solid tumors, including breast, prostate and lung, which could provide additional future development opportunities for PNT2258.

License and Payment Agreements

Marina License Agreement

In March 2007, we entered into an exclusive license agreement with Novosom AG (Novosom) to use certain patented LNP delivery technology (SMARTICLES) for any of our DNAi drug candidates that target a region of the BCL2 gene. In July 2010, the original Novosom license agreement was acquired by Marina, but Novosom retained the right to receive all payments due from us under the original Novosom license agreement.

In March 2012, we and Marina entered into another exclusive license agreement, which we refer to as the Marina license agreement, for the use of certain of Marina’s patented delivery technology, including LNP technology, for any of our current or future DNAi product candidates that target any gene. In exchange for this exclusive right, we paid Marina an upfront payment of $0.3 million in 2012. We will also be required to pay Marina milestone payments of up to an aggregate of $14.5 million for each DNAi product candidate other than PNT2258 upon successful completion of certain clinical and regulatory milestone events relating to each DNAi product candidate. In addition, for DNAi product candidates other than PNT2258, we are required to pay Marina a low single-digit royalty on net sales of all licensed products by us, our affiliates or sublicensees.

The Marina license agreement expires, on a licensed product-by-licensed product and country-by-country basis, on the earlier of (i) the end of the calendar quarter in which sales in such country of generic products for the licensed product exceed 25% of the sales of such licensed product in such country; or (ii) the later of (A) the date of expiration of the last to expire patent having a valid claim relating to such licensed product in a particular county or (B) 10 years after the first commercial sale of a licensed product in such country. Either party may terminate the Marina license agreement in the event of a material breach that remains uncured following the date that is up to 120 days, depending on the type of breach, from the date that the breaching party is provided with written notice by the non-breaching party, or upon certain insolvency events relating to the other party. We may terminate the Marina license agreement at our sole discretion at any time upon 90 days written notice to Marina.

Novosom Payment Agreement

In connection with an amendment to the Marina license agreement in April 2014, the rights from Marina under the Marina license agreement were amended to expressly include PNT2258, and we terminated the prior license agreements with Novosom and entered into a license payment agreement with Novosom to restructure the payments owing for PNT2258. Pursuant to the license payment agreement, by making a one-time payment to Novosom of $11.0 million in April 2014, we terminated the other payment obligations owing to Novosom for PNT2258 except for one remaining $3.0 million milestone equivalent payment due upon regulatory authority approval of PNT2258, and a low single-digit royalty payment to Novosom on net sales of PNT2258.

The license payment agreement expires on a country-by-country basis on the later of (i) the expiry, invalidation or abandonment of the last valid claim of a licensed patent right relating to the licensed product in such country; (ii) the licensed product becomes uncompetitive or unprofitable in such country or (iii) the expiration or termination of our remaining payment obligations to Novosom. In the license payment agreement, we and Marina further agreed not to terminate the Marina license agreement with respect to the use of the LNP delivery technology for PNT2258 or otherwise amend the that agreement in a manner that would reduce or be likely to reduce the payments due to Novosom under the license payment agreement, without the prior consent of Novosom.

Research and Development

Since commencing operations, we have dedicated a significant portion of our resources to the research and development of our lead product candidate, PNT2258, and our DNAi technology platform. We incurred research and development expenses of $2.8 million and $19.0 million during the years ended December 31, 2013 and 2014, respectively. We anticipate that a significant portion of our operating expenses will continue to be related to research and development as we continue to advance PNT2258 and our DNAi technology.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for PNT2258 and future product candidates, our DNAi technology and other know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary or intellectual property rights. Our strategy is to seek to protect our proprietary position and intellectual property position by, among other methods, filing patent applications related to our proprietary technology and product candidates in the United States and in foreign jurisdictions. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

We have filed and will continue to file patent applications directed to the compositions of matter and methods of use related to various aspects of PNT2258 and our DNAi technology. As of December 31, 2014, we were the owner of seven U.S. patents, expiring between 2017 and 2028, absent any adjustments or extensions, comprising claims directed to the compositions of PNT2258, PNT100, oligonucleotides directed against the oncogenes CMYC and RAS, and methods of use of pharmaceutical compositions comprising PNT2258 and rituximab. As of December 31, 2014, we also owned two pending U.S. patent applications, one of which related to PNT2258 for the treatment of cancer indications and the other of which related to DNA oligonucleotides directed against various oncogenes, including RAS. Any patents issuing from these U.S. applications are expected to expire between 2024 and 2026, absent any adjustments or extensions. As of December 31, 2014, we also had 31 issued foreign patents and five pending foreign patent applications (including one allowed application) in 17 foreign jurisdictions, including Australia, Canada, China, Europe and Japan. These foreign patents, and any patents issuing from these pending foreign patent applications, are expected to expire between 2024 and 2026, absent any adjustments or extensions. These foreign patents and patent applications comprise claims that relate to the compositions of PNT2258, PNT100, oligonucleotides directed against the oncogenes CMYC, CHARAS, CKIRAS, HER2 and TGFa and methods of use of PNT2258 for cancer and in combination with rituximab. As of December 31, 2014, we also had three pending international applications filed under the Patent Cooperation Treaty (PCT), with claims directed to oligonucleotide design, use of biomarkers to determine BCL2 modulation for cancer treatment and treatment methods using PNT2258. The PCT is an international patent law treaty that provides a unified procedure for filing a single initial patent application and it allows the applicant to seek protection in any of the member states through national-phase applications. Any patents issuing from these PCT applications are expected to expire between 2033 and 2034, absent any adjustments or extensions.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. In the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those drugs, depending upon the length of the clinical trials for each product candidate and other factors. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.

As with other oncology companies, our ability to maintain and solidify our proprietary and intellectual property position for our product candidates and technologies will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, patent applications that we may file or license from third parties may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our patents. Our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to participate in interference proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that, before PNT2258 or any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our scientific advisors and consultants, and invention assignment agreements with our employees. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses requiring invention assignment, to grant us ownership of technologies that are developed through our relationship with a third party.

With respect to our DNAi technology platform, we consider trade secrets and know-how to be our primary intellectual property. Trade secrets and know-how can be difficult to protect. We anticipate that with respect to this DNAi technology platform, these trade secrets and know-how may over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel skilled in the art from academic to industry scientific positions.

Competition

The oncology industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors. While we believe that our technology, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. To our knowledge, no other company has a DNAi-based product candidate in clinical development at the present time.

If PNT2258 is approved for DLBCL or Richter’s CLL, as the case may be, it will compete with existing therapies and currently marketed drugs, including the following:

•	DLBCL. The initial therapy for DLBCL typically consists of multi-agent cytotoxic drugs in combination with the monoclonal antibody rituximab. In patients with DLBCL who are not elderly and who have good organ function, high dose chemotherapy with stem cell transplantation is often used. Newer targeted agents such as the BTK inhibitor ibrutinib and the immunomodulatory drug lenalidomide have shown activity in the ABC subtype of DLBCL. There are also a number of other widely used anti-cancer agents that have broad labels that include NHL, and some of these are being evaluated alone or in combination for the treatment of patients with DLBCL that have relapsed after several different types of chemotherapy. Certain monoclonal antibodies similar to rituximab are also being evaluated in relapsed DLBCL. Other oncology companies that have developed or are currently developing treatment for patients with DLBCL include Abbvie Inc., Bellicum Pharmaceuticals, Inc., Celgene Corporation, Epizyme, Inc., Juno Therapeutics, Inc., Karyopharm Therapeutics Inc., Kite Pharma, Inc., Novartis AG and Pharmacyclics, Inc.

•	Richter’s CLL. Although there are no specific therapies approved to treat Richter’s CLL, multi-agent cytotoxic drugs in combination with rituximab is typically used as a first-line treatment. To our knowledge, Karyopharm Therapeutics Inc. is the only other company with an active trial focused specifically on Richter’s CLL.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial and other resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the oncology industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or that may be necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we may develop. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic drugs.

Manufacturing

We do not have any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of PNT2258 and other potential product candidates for preclinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval. We have engaged third-party manufacturers to manufacture PNT100 and to obtain lipids and other raw materials and consumables necessary for the manufacture of PNT2258. In addition, we continue to invest in process development and scale up activities relating to PNT100 and PNT2258 with a view to establishing robust, commercial scale manufacturing processes for both.

We have a long-term supply arrangement in place with the manufacturer of two of the four lipids needed to manufacture PNT2258. The other two lipids are obtained from and PNT100 is manufactured by different manufacturers on a purchase order basis. Over time, we intend to enter into long-term supply and quality agreements with the manufacturers of these materials. We do not currently have arrangements in place for redundant supply. We believe that our manufacturers have sufficient capacity to meet our current demand and, in the event they fail to meet our demand, that adequate alternative sources for such materials exist. However, there is a risk that if supplies are interrupted or result in poor yield or quality, it would materially harm our business. For PNT2258, we intend to identify and qualify additional manufacturers to provide the active pharmaceutical ingredient and fill-and-finish services prior to seeking regulatory approval.

Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. Our contract manufacturing organizations are required to comply with current good manufacturing practice (cGMP) regulations, which are regulatory requirements for the production of pharmaceuticals that will be used in humans.

Government Regulation

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act (FDC Act) and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications (NDAs), warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted (i) in compliance with federal regulations; (ii) in compliance with good clinical practice (GCP), an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board (IRB) for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA is also subject to annual product and establishment user fees. These fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review drug products are reviewed within ten to twelve months; most applications for priority review drugs are reviewed in six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists. For biologics, priority review is further limited only for drugs intended to treat a serious or life-threatening disease relative to the currently approved products. The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with cGMPs is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require Risk Evaluation and Mitigation Strategies (REMS) to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Pediatric Information

Under the Pediatric Research Equity Act (PREA), NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. The Best Pharmaceuticals for Children Act (BPCA) provides NDA holders a six-month extension of any exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition – generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

Fast Track Designation and Accelerated Approval

FDA is required to facilitate the development, and expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the drug candidate. FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

Under the fast track program and FDA’s accelerated approval regulations, FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by FDA.

In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with FDA, FDA may initiate review of sections of a fast track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the fast track designation may be withdrawn by FDA if FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Breakthrough Therapy Designation

FDA is also required to expedite the development and review of the application for approval of drugs that are intended to treat a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a breakthrough therapy concurrent with, or after, the filing of the IND for the drug candidate. FDA must determine if the drug candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly-available information to gain knowledge regarding the progress of development programs.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

AE reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality-control, drug manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

The Hatch-Waxman Act

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application (ANDA). An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Exclusivity

Upon NDA approval of a new chemical entity or NCE, which is a drug that contains no active moiety that has been approved by FDA in any other NDA, that drug receives five years of marketing exclusivity during which FDA cannot receive any ANDA seeking approval of a generic version of that drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which FDA cannot approval an ANDA for a generic drug that includes the change. An ANDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period.

Patent Term Extension

After NDA approval, owners of relevant drug patents may apply for up to a five year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between IND application and NDA submission) and all of the review phase (the time between NDA submission and approval up to a maximum of five years). The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years. For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the United States Patent and Trademark Office must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Anti-Kickback, False Claims Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes, false claims statutes and other statutes pertaining to healthcare fraud and abuse. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The Patient Protection and Affordable Care Act (PPACA) amended the intent element of the federal statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Additionally, PPACA amended the federal healthcare anti-kickback statute such that a violation of that statute can serve as a basis for liability under the federal false claims law. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Other federal statutes pertaining to healthcare fraud and abuse include the civil monetary penalties statute, which prohibits the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offerer or payor knows or should know is likely to influence the beneficiary to order a receive a reimbursable item or service from a particular supplier, and the healthcare fraud statute, which prohibits knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services.

Other Federal and State Regulatory Requirements

Pursuant to PPACA, the Centers for Medicare & Medicaid Services (CMS) has issued a final rule that requires manufacturers of prescription drugs to collect and report information on payments or transfers of value to physicians and teaching hospitals, as well as investment interests held by physicians and their immediate family members. The first reports were due in 2014 and must be submitted on an annual basis. The reported data were posted in searchable form on a public website on September 30, 2014, and will be posted on an annual basis. Failure to submit required information may result in civil monetary penalties.

In addition, several states now require prescription drug companies to report expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual physicians in these states. Other states prohibit various other marketing-related activities. Still other states require the posting of information relating to clinical studies and their outcomes. In addition, California, Connecticut, Nevada, and Massachusetts require pharmaceutical companies to implement compliance programs or marketing codes. Several additional states are considering similar proposals. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology and Clinical Health Act (HITECH), and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect.

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Also, the US Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

Coverage and Reimbursement

Sales of pharmaceutical products depend significantly on the availability of third-party coverage and reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. Although we currently believe that third-party payors will provide coverage and reimbursement for our product candidates, if approved, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive clinical studies to demonstrate the comparative cost-effectiveness of our products. The product candidates that we develop may not be considered cost-effective. It is time consuming and expensive for us to seek coverage and reimbursement from third-party payors. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

By way of example, in March 2010, the PPACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the PPACA of importance to our potential drug candidates are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013, which will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our product candidates, if approved, and, accordingly, our financial operations.

We expect that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to develop or sell any products outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

In the European Union (EU), member states require both regulatory clearances by the national competent authority and a favorable ethics committee opinion prior to the commencement of a clinical trial. Under the EU regulatory systems, marketing authorization applications may be submitted under either a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all EU member states. It is compulsory for medicines produced by certain biotechnological processes. Because our products are produced in that way, we would be subject to the centralized process. Under the centralized procedure, pharmaceutical companies submit a single marketing authorization application to the European Medicines Agency. Once granted by the European Commission, a centralized marketing authorization is valid in all EU member states, as well as the EEA countries Iceland, Liechtenstein and Norway. By law, a company can only start to market a medicine once it has received a marketing authorization.

Employees

As of December 31, 2014, we had 19 full-time employees, of which 8 had M.D. or Ph.D. degrees. Of our full-time employees, 13 employees are engaged in research and development activities. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters is located in Vancouver, British Columbia, where we occupy approximately 8,300 square feet of office space under a lease that expires in February 2018. We also occupy approximately 2,900 square feet of office and laboratory space in Plymouth, Michigan, a portion of which is under a lease that expires in May 2015. We believe that our facilities are sufficient to meet our current needs.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of March 31, 2015:

Name	Age	Position(s)
Nick Glover, Ph.D.	46	President, Chief Executive Officer and Director
Angie You, Ph.D.	42	Chief Business & Strategy Officer and Head of Commercial
Sukhi Jagpal	41	Chief Financial Officer
Richard Messmann, M.D.	58	Chief Medical Officer
Wendi Rodrigueza, Ph.D.	49	Chief Scientific Officer
Wendy Chapman	49	Senior Vice President, Clinical Operations
Chandra Lovejoy	44	Senior Vice President, Global Regulatory Affairs and Head of Quality
Donald Parfet	62	Chairman of the Board
Albert Cha, M.D., Ph.D.	42	Director
Peter Thompson, M.D.	56	Director
James Topper, M.D., Ph.D.	53	Director
Alvin Vitangcol	40	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and corporate governance committee

Executive Officers

Nick Glover, Ph.D., has served as our President and Chief Executive Officer and as a member of our board of directors since September 2014, and provided consulting services to us from July 2014 through August 2014. Previously, Dr. Glover served as the President and Chief Executive Officer at YM BioSciences Inc., an oncology drug development company, from November 2010 until it was acquired by Gilead Sciences Inc. in February 2013. Prior to that, Dr. Glover served as the President and Chief Executive Officer of Viventia Bio Inc., a biopharmaceutical company. Dr. Glover also previously served as an investment manager for MDS Capital, a life sciences venture capital firm. Dr. Glover has also served as a consultant in the biotechnology and life sciences industries at various times since 2008. Since June 2013, Dr. Glover has served on the board of directors of MEI Pharma Inc. Dr. Glover holds a B.Sc. (Hons) in chemistry from the University of East Anglia, a M.Sc. in chemistry from the University of British Columbia and a Ph.D. in chemistry from Simon Fraser University. Our board of directors believes that Dr. Glover should serve as a director based upon his depth and expertise in the biopharmaceutical and venture capital industries and his extensive experience developing and managing biopharmaceutical companies.

Angie You, Ph.D., has served as our Chief Business and Strategy Officer and Head of Commercial since October 2014. Previously, Dr. You served as the Chief Business Officer at Aragon Pharmaceuticals Inc, an oncology drug discovery and development company, from August 2010 to August 2013, and as the Senior Director of Lifecycle Management at Orexigen Therapeutics Inc., a biotechnology company, from November 2009 to July 2010. Prior to that, Dr. You served as the Chief Business Officer at a number of life science companies, including Synosia Therapeutics AG and Ren-Pharm International, Ltd. She also previously served as Vice President at Venrock, a venture capital firm, and as a consultant at McKinsey Consulting. Dr. You holds an A.B. and Ph.D. from Harvard University.

Sukhi Jagpal has served as our Chief Financial Officer since February 2015. Previously, Mr. Jagpal served as the Chief Financial Officer of QLT Inc., a biotechnology company, from February 2013 to February 2015, where he also served as the Corporate Controller from January 2006 to December 2008, the Director, Finance and Corporate Controller from January 2009 to December 2010, the Senior Director, Finance and Corporate Controller from January 2011 to June 2012 and interim Chief Financial Officer in July 2012 to February 2013. Prior to that,

Mr. Jagpal held finance and accounting positions with Pivotal Corporation, 360networks inc. and KPMG LLP. Mr. Jagpal is a Chartered Accountant, a Chartered Business Valuator and holds an M.B.A. from Cornell University – S.C. Johnson Graduate School of Management and an M.B.A. from Queens University.

Richard Messmann, M.D., has served as our Chief Medical Officer since May 2012. Previously, Dr. Messmann served as the Vice President of Medical Affairs at Endocyte, Inc., a biopharmaceutical company, from July 2005 to June 2011. Prior to that, Dr. Messmann served as the Director of Cancer Research at the Great Lakes Cancer Institute, the Deputy Associate Director at the National Cancer Institute and as a clinical research physician at Eli Lilly & Co. Dr. Messmann holds a B.S. from Oakland University, an M. Sc. from Wayne State University, an M.D. from Wayne State University School of Medicine and an M.H.S. from Duke University.

Wendi V. Rodrigueza, Ph.D., has served as our Chief Scientific Officer since February 2012, and previously served as our Vice President of Product Development from September 2006 to January 2012. Previously, Dr. Rodrigueza served the Director, Project Management of Novartis Institutes of Biomedical Research, Inc., as the Senior Program Manager at CuraGen Corporation and as the Director, Product Development at Esperion Therapeutics, Inc. Dr. Rodrigueza also serves as a member of the board of directors of Pacific Therapeutics, Inc. Dr. Rodrigueza holds a B. Sc. and Ph.D. from the University of British Columbia.

Wendy Chapman has served as our Senior Vice President, Clinical Operations since September 2014. Previously, Ms. Chapman served as the Senior Portfolio Director at PAREXEL International Corporation, a biopharmaceutical services company, from June 2013 to September 2014, and as the Vice President, Clinical Operations at YM BioSciences Inc., an oncology drug development company, from September 2010 to June 2013. Ms. Chapman also previously served as the Chief Operating Officer and Vice President, Clinical Operations at Viventia Bio Inc., a biopharmaceutical company, from March 2006 to September 2010, and in various other senior positions at several pharmaceutical and CROs, including AAIPharma Services Corp., Bayer Inc., AstraZeneca and MDS Pharma Services.

Chandra Lovejoy has served as our Senior Vice President, Global Regulatory Affairs and Head of Quality since September 2014. Previously, Ms. Lovejoy served as the Vice President of Global Regulatory Affairs at Endocyte, Inc., a biopharmaceutical company, from December 2007 to September 2014. Prior to that, Ms. Lovejoy served as the Manager, Regulatory Affairs at Genentech, Inc, a biotechnology company, from April 2005 to November 2007. Ms. Lovejoy holds a B.S. from the University of San Francisco and an M.S. from San Diego State University.

Non-Employee Directors

Donald Parfet has served as the chairman of our board of directors since our inception in 2003. Since 2001, Mr. Parfet has served as the managing director of the Apjohn Group, LLC, a business development group. Additionally, since 2003, he has served as a general partner of Apjohn Ventures Fund, a venture capital firm. Prior to founding the Apjohn Group, Mr. Parfet served as the Senior Vice President at Pharmacia & Upjohn. Mr. Parfet serves on the boards of directors of Kelly Services, Inc., Rockwell Automation, Inc. and Masco Corporation, and serves as a director or trustee of a number of business, civic and charitable organizations. Mr. Parfet holds a B.A. from the University of Arizona and an M.B.A. from the University of Michigan. Our board of directors believes that Mr. Parfet should serve as a director based upon his extensive financial and strategic business planning experience.

Albert Cha, M.D., Ph.D., has served as a member of our board of directors since April 2014. Dr. Cha serves as the Managing Partner of Vivo Capital, a healthcare investment firm, where he has been since 2000. Prior to joining Vivo Capital, Dr. Cha served as a pharmaceutical consultant at Oracle Corporation and a biomedical engineer at the Palo Alto Veterans Administration Hospital. Dr. Cha has also served as co-founder of several portfolio companies. Dr. Cha currently serves on the board of directors of Ascendis Pharma A/S and several privately held biopharmaceutical and medical device companies. Dr. Cha holds a B.S. and M.S. from Stanford

University and an M.D. and Ph.D. from the UCLA School of Medicine. Our board of directors believes that Dr. Cha should serve as a director based upon his extensive scientific, medical and operating experience.

Peter Thompson, M.D., has served as a member of our board of directors since April 2014. Since 2013, Dr. Thompson has served as a private equity partner of OrbiMed Advisors, a venture capital firm, where he was previously a venture partner since 2010. Dr. Thompson also co-founded Cleave Biosciences, Inc., a biotechnology company, where he has served as a director since 2010. Previously, Dr. Thompson co-founded and served as the Chief Executive Officer of Trubion Pharmaceuticals, Inc., a biotechnology company, from 2002 to 2009. Dr. Thompson also serves as a member of the board of directors of Response Biomedical Corp. and several privately held biotechnology companies. Dr. Thompson holds a B.S. and Sc. B. from Brown University and an M.D. from Brown University Medical School. Our board of directors believes that Dr. Thompson should serve as a director based upon his extensive managerial and operational experience in the biotechnology and biopharmaceutical industry and as an investor in biotechnology companies.

James Topper, M.D., Ph.D., has served as a member of our board of directors since April 2014. Since 2003, Dr. Topper has served as a partner at Frazier Healthcare Ventures, a venture capital firm, where he has been a general partner since 2005. Prior to joining Frazier Healthcare Ventures, Dr. Topper served as head of the Cardiovascular Research and Development Division of Millennium Pharmaceuticals, Inc. and as the Vice President of Biology at COR Therapeutics, Inc. prior to its acquisition by Millennium Pharmaceuticals, Inc. Dr. Topper currently serves on the board of directors of Amicus Therapeutics, Inc. and several privately held biotechnology companies, and he previously served on the board of directors of La Jolla Pharmaceuticals Company and Portola Pharmaceuticals, Inc. Dr. Topper holds a B.S. from the University of Michigan and an M.D. and a Ph.D. from Stanford University School of Medicine. Our board of directors believes that Dr. Topper should serve as a director based upon his extensive medical background and experience as an investor in biotechnology companies.

Alvin Vitangcol has served as a member of our board of directors since December 2013. Mr. Vitangcol serves as a general partner of Capital Midwest Fund, a venture capital firm, where he has been since its launch in 2008. Additionally, Mr. Vitangcol has served in various positions, most recently as Vice President, at Einhorn Associates, a life sciences and technology advisory firm, since 1999. Mr. Vitangcol currently serves on the board of directors of several privately held technology companies. Mr. Vitangcol holds a B.S. from Andrews University and an M.S. in Management from the University of Wisconsin – Milwaukee. Our board of directors believes that Mr. Vitangcol should serve as a director based upon his extensive experience advising biotechnology companies.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of conduct will be posted on the investor relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings.

Board Composition

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of six members. Five of our directors are independent within the meaning of the independent director guidelines of the NASDAQ Stock Market. Our current voting agreement among certain investors provide for (i) one director to be a representative of our Series D redeemable convertible preferred stock designated by Vivo Capital, which is currently Dr. Cha; (ii) one director to be a representative of our Series D redeemable convertible preferred stock designated by the holders of a majority of our Series D redeemable convertible preferred stock, which is currently Dr. Thompson, (iii) one director to be a representative of our Series C redeemable convertible preferred stock designated by Capital Midwest Fund II, L.P., which is currently Mr. Vitangcol, (iv) one director to be a representative of our Series B redeemable convertible preferred stock designated by the holders of a majority of our Series B redeemable convertible preferred stock, which is currently Mr. Parfet, (v) two directors designated by a majority of our board of directors (including at least one of directors designated by our Series D redeemable convertible preferred stock), which is currently Dr. Topper and one vacant seat, and (vi) the individual which is serving as our Chief Executive Officer, which is currently Dr. Glover.

The voting agreement by which our directors were elected will terminate in connection with this offering and there will be no contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his successor, or his earlier death, resignation or removal.

Classified Board of Directors

Upon completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2018.

Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal. Our restated certificate of incorporation and restated bylaws, as we expect they will be in effect upon the completion of this offering, will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Director Independence

In connection with this offering, we intend to list our common stock on the NASDAQ Global Market. Under the rules of the NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of the NASDAQ Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (Exchange Act). In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Mr. Parfet, Dr. Cha, Dr. Thompson, Dr. Topper and Mr. Vitangcol, representing five of our six directors, are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NASDAQ Stock Market.

Committees of the Board of Directors

Our board of directors intends to establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon the completion of this offering. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Our board of directors intends to establish corporate governance guidelines in connection with this offering, which will provide that when the Chairman and Chief Executive Officer positions are held by the same person, a lead independent director shall be designated. Because Dr. Glover is our Chief Executive Officer and Mr. Parfet is our Chairman, we do not have a lead independent director.

Audit Committee

Our audit committee is comprised of             ,              and             .              is the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that              is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on him any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	our accounting and financial reporting processes, including our financial statement audits and the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications, independence and performance of our independent auditors; and

•	the preparation of the audit committee report to be included in our annual proxy statement.

Compensation Committee

Our compensation committee is comprised of             ,              and             .              is the chairman of our compensation committee. The composition of our compensation committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Each member of this committee is also an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1984, as amended (Code) and a non-employee director as defined in Rule 16b-3 promulgated under the Exchange Act. Our compensation committee is responsible for, among other things:

•	evaluating, recommending, approving and reviewing executive officer and director compensation arrangements, plans, policies and programs;

•	administering our cash-based and equity-based compensation plans; and

•	making recommendations to our board of directors regarding any other board of director responsibilities relating to executive compensation.

Nominating and Governance Committee

Our nominating and governance committee is comprised of             ,              and             .              is the chairman of our nominating and governance committee. Our nominating and governance committee is responsible for, among other things:

•	identifying, considering and recommending candidates for membership on our board of directors;

•	developing and recommending our corporate governance guidelines and policies;

•	overseeing the process of evaluating the performance of our board of directors; and

•	advising our board of directors on other corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the fiscal year ended December 31, 2014.

Non-Employee Director Compensation

In the year ended December 31, 2014, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors for their services as directors. Additionally, none of our non-employee directors held any outstanding equity awards as of December 31, 2014. Dr. Glover, our President and Chief Executive Officer, received no compensation for his service as a director.

Following the completion of this offering, we intend to adopt a policy for compensating our non-employee directors with a combination of cash and equity.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation provided to certain of our executive officers during the fiscal year ended December 31, 2014. These executive officers, who include our current principal executive officer, our former principal executive officer and the two most highly-compensated executive officers (other than our principal executive officer) who were serving as executive officers at the end of the fiscal year ended December 31, 2014, were:

•	Nick Glover, President, Chief Executive Officer and Director;

•	Mina Sooch, former President and Chief Executive Officer;

•	Richard Messmann, Chief Medical Officer; and

•	Wendi Rodrigueza, Chief Scientific Officer.

We refer to these individuals as our “named executive officers.”

2014 Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was earned by our named executive officer during the fiscal year ended December 31, 2014.

Name and Principal Position	Salary		Bonus(1)		Option Awards(2)	All Other Compensation		Total
Nick Glover(3)	$131,570	(4)	$72,361	(4)	$723,657	$56,789	(5)	$984,377
President and Chief Executive Officer
Mina Sooch(6)	225,641		160,000	(7)	106,822	240,000	(8)	732,463
Former President and Chief Executive Officer
Richard Messmann	290,000		58,000		45,397	—		393,397
Chief Medical Officer
Wendi Rodrigueza	231,667		23,170		36,497	—		291,334
Chief Scientific Officer

(1)	Annual bonuses for our executive officers were awarded at the discretion of our compensation committee. In future periods, we intend to pay annual bonuses based on the level of achievement of strategic or other goals established by our compensation committee.
(2)	The amounts reported in this column represent the aggregate grant date fair value of the stock options granted to our named executive officers during the year ended December 31, 2014 as computed in accordance with Accounting Standards Codification Topic 718. The assumptions used in calculating the aggregate grant date fair value of the stock options reported in this column are set forth in Note 11 to our consolidated financial statements included in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by our named executive officers from the stock options.
(3)	Dr. Glover provided consulting services for us from July through August 2014. He began serving as our President and Chief Executive Officer in September 2014.
(4)	The dollar amount reflects the U.S. dollar equivalent of the amount paid to Dr. Glover. The amount was converted to U.S. dollars from Canadian dollars using the average of the daily closing exchange rates for the 12 months ended December 31, 2014 as quoted by the Bank of Canada. Applying this formula to fiscal year ended December 31, 2014, Canadian $1.00 was equal to US$0.9053.
(5)	Amount represents $53,666 paid to Dr. Glover for consulting services and $3,123 of reimbursed legal fees in connection with the commencement of his employment.
(6)	Ms. Sooch served as our President and Chief Executive Officer until May 2014. From May 2014 until September 2014 she served as our Chief Business Officer and Vice President of Business Development. In September 2014, her employment with us terminated.
(7)	Represents a one-time bonus paid to Ms. Sooch in connection with her transition as our President and Chief Executive Officer to our Chief Business Officer and Vice President of Business Development.
(8)	Represents a severance payment equal to nine months of Ms. Sooch’s annual salary paid to her in connection with the termination of her employment in September 2014.

Equity Awards

In July 2014, in connection with the commencement of Dr. Glover’s consulting services, our board of directors, in its discretion, granted Dr. Glover (i) an option to purchase 6,475,681 shares of our common stock with an exercise price of $0.13, of which 25% vests on July 14, 2015 and the remaining 75% vests in 36 equal monthly installments thereafter, and which option is immediately exercisable, and (ii) an option to purchase 1,618,920 shares of our common stock with an exercise price of $0.13 per share, which initially vested in 48 equal monthly installments beginning on the completion of an initial public offering, provided that the initial public offering price was at least $1.12, the gross proceeds from the offering were at least $50.0 million and the offering was completed by April 17, 2015, and which option is immediately exercisable. In January 2015, the board of directors amended the vesting terms of this award to extend the date by which the initial public offering must be completed to July 31, 2015.

In January, April and September of 2014, for services performed in 2014, our compensation committee, in its discretion, awarded Dr. Messmann options to purchase 518,381, 64,285 and 150,000 shares of common stock with an exercise price of $0.08, $0.08 and $0.13 per share, respectively, and awarded Dr. Rodrigueza options to purchase 518,381, 64,285 and 50,000 shares of common stock with an exercise price of $0.08, $0.08 and $0.13 per share, respectively. Approximately 3% of each of the January and April 2014 options vested commencing one month from the vesting commencement date, and 25% of each of the September 2014 options vest on the one-year anniversary of the vesting commencement date, with the remaining 75% vesting in 36 equal monthly installments thereafter, and which options are immediate exercisable.

In January and April of 2014, for services performed in 2014, our compensation committee, in its discretion, awarded Ms. Sooch options to purchase 1,727,935 and 214,285 shares of common stock, each with an exercise price of $0.08 per share. Approximately 3% of these options vested commencing one month from the vesting commencement date. Upon Ms. Sooch’s termination of employment in September 2014, each of these options became fully vested and was subsequently exercised.

2014 Outstanding Equity Awards at Fiscal Year-End Table

The following table presents, for each of our named executive officers, information regarding outstanding stock options held as of December 31, 2014. Ms. Sooch did not hold any outstanding stock options as of December 31, 2014.

			Option Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Nick Glover	7/14/2014	(2)	6,475,681	—	$0.13	7/14/2024
	7/14/2014	(3)	1,618,920	—	0.13	7/14/2024
Richard Messmann	7/17/2013	(4)	305,556	—	0.05	7/17/2023
	1/28/2014	(5)	477,415	—	0.08	1/28/2024
	4/14/2014	(6)	64,285	—	0.08	4/14/2024
	9/23/2014	(7)	150,000	—	0.13	9/23/2024
Wendi Rodrigueza	8/26/2006	(8)	20,000	—	0.45	8/26/2016
	7/17/2013	(4)	244,890	—	0.05	7/17/2023
	1/28/2014	(5)	359,988	—	0.08	1/28/2024
	4/14/2014	(6)(9)	50,000	—	0.08	4/14/2024
	9/23/2014	(7)	50,000	—	0.13	9/23/2024

(1)	All of the outstanding equity awards were granted under our 2008 Stock Plan, except for the August 26, 2006 equity award to Dr. Rodrigueza, which was granted under our 2005 Stock Plan.

(2)	Twenty-five percent vests on July 14, 2015 and the remaining 75% vests in 36 equal monthly installments thereafter, which options are immediately exercisable.
(3)	Vests in 48 equal monthly installments beginning on the completion of this offering, provided that the initial public offering price is at least $1.12, the gross proceeds from the offering are at least $50.0 million and the offering is completed by July 31, 2015, which options are immediately exercisable.
(4)	Vests in 36 equal monthly installments beginning July 31, 2013, which options are immediately exercisable. Certain of the shares underlying the option were previously exercised.
(5)	Vests in 36 equal monthly installments beginning January 31, 2014, which options are immediately exercisable. Certain of the shares underlying the option were previously exercised.
(6)	Vests in 36 equal monthly installments beginning April 30, 2014, which options are immediately exercisable.
(7)	Twenty-five percent vests on September 1, 2015 and the remaining 75% vests in 36 equal monthly installments thereafter, which options are immediately exercisable.
(8)	This option was fully vested as of August 26, 2010.
(9)	Certain of the shares underlying the option were previously exercised.

Employment Agreements

We intend to enter into new employment agreements with certain senior management personnel in connection with this offering. We expect that each of these agreements will provide for at-will employment and include each named executive officer’s base salary, a discretionary annual incentive bonus opportunity and standard employee benefit plan participation. We also expect these agreements to provide for severance benefits upon termination of employment or a change in control of our company. Each of our named executive officers has also executed our standard form of confidential information and invention assignment agreement.

Employee Benefit and Stock Plans

2008 Stock Plan

We previously adopted the 2008 Stock Plan. The 2008 Stock Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and non-statutory stock options, as well as for the issuance of stock purchase rights. We may grant incentive stock options only to our employees. We may grant non-statutory stock options and stock purchase rights to our employees, directors and consultants. The exercise price of each incentive stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The exercise price of non-statutory stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of the grant. The exercise price of non-statutory stock options granted to anyone that is not a 10% stockholder must be at least equal to 85% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2008 Stock Plan is 10 years, except that the maximum permitted term of incentive stock options granted to 10% stockholders is five years. In the event of our merger or consolidation, the 2008 Stock Plan provides that, unless the applicable option agreement or stock purchase right agreement provides otherwise, options and stock purchase rights held by current employees, directors and consultants will vest in full if they are not assumed or substituted and all unexercised options and stock purchase rights shall expire within fifteen (15) days after notice has been provided to such holders that the applicable options and stock purchase rights will vest in full.

As of December 31, 2014, we had reserved 35,775,000 shares of our common stock for issuance under our 2008 Stock Plan, of which 11,548,249 were unissued and remained available for future grant. We will cease issuing awards under our 2008 Stock Plan upon the implementation of our 2015 Equity Incentive Plan. Our 2015 Equity Incentive Plan will be effective on the date immediately prior to the date of this prospectus. As a result, we will not grant any additional options or other awards under the 2008 Stock Plan following that date, and the 2008 Stock Plan will terminate at that time. However, any outstanding options and other awards granted under the 2008 Stock Plan will remain outstanding, subject to the terms of our 2008 Stock Plan, stock option agreements and other award agreements, until such outstanding options and other awards are exercised or until they terminate or expire by their terms. Options granted under the 2008 Stock Plan have terms similar to those described below with respect to options to be granted under our 2015 Equity Incentive Plan.

All shares of our common stock reserved but not issued or subject to outstanding grants under our 2008 Stock Plan on the date of this prospectus will become available for grant and issuance under our 2015 Equity Incentive Plan. In addition, shares issued under the 2008 Stock Plan will become available for grant and issuance under our 2015 Equity Incentive Plan if they are (i) subject to stock options or other awards that cease to be subject to those options or other awards by forfeiture or otherwise, (ii) issued pursuant to the exercise of options or other awards that are forfeited after the date of this prospectus, (iii) repurchased by us at the original issue price or (iv) used to pay the exercise price of an option or other award or withheld to satisfy the tax withholding obligations related to any award.

2015 Equity Incentive Plan

We intend to adopt a 2015 Equity Incentive Plan that will become effective upon the date immediately prior to the date of this prospectus and will serve as the successor to our 2008 Stock Plan. We reserved             shares of our common stock to be issued under our 2015 Equity Incentive Plan. The number of shares reserved for issuance under our 2015 Equity Incentive Plan will increase automatically on January 1 of each of year through             by the number of shares equal to         % of the total outstanding shares of our common stock as of the immediately preceding December 31. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant and issuance under our 2015 Equity Incentive Plan:

•	shares subject to options or stock appreciation rights granted under our 2015 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to awards granted under our 2015 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2015 Equity Incentive Plan that otherwise terminate without shares being issued;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);

•	shares reserved but not issued or subject to outstanding grants under our 2008 Stock Plan on the effective date of our 2015 Equity Incentive Plan;

•	shares issuable upon the exercise of options or subject to other awards under our 2008 Stock Plan prior to the effective date of our 2015 Equity Incentive Plan that cease to be subject to such options or other awards by forfeiture or otherwise after the effective date of our 2015 Equity Incentive Plan;

•	shares issued under our 2008 Stock Plan that are forfeited or repurchased by us after the effective date of our 2015 Equity Incentive Plan; and

•	shares subject to awards under our 2008 Stock Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Our 2015 Equity Incentive Plan will authorize the award of stock options, restricted stock awards (RSAs), stock appreciation rights (SARs), restricted stock units (RSUs), performance awards and stock bonuses. No person will be eligible to receive more than             shares in any calendar year under our 2015 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than             shares under the plan in the calendar year in which the employee commences employment.

Our 2015 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2015 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2015 Equity Incentive Plan will provide for the grant of awards to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors, directors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant.

We anticipate that in general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2015 Equity Incentive Plan is ten years.

An RSA is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price (if any) of an RSA will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

SARs provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. SARs may vest based on time or achievement of performance conditions.

RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance, and therefore, not be issued in exchange for cash.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under our 2015 Equity Incentive Plan, the maximum number of shares that can be granted in a calendar year and the number of shares and exercise price, if applicable, of all outstanding awards under our 2015 Equity Incentive Plan.

Awards granted under our 2015 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2015 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, for a period of 12 months in the case of death or for a period of six months in the case of disability, or such longer period as our compensation committee may provide. Options generally terminate immediately upon termination of employment for cause.

If we are party to a merger or consolidation, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. In the alternative, outstanding awards may be cancelled in connection with a cash payment. Outstanding awards that are not assumed, substituted or cashed out will accelerate in full and expire upon the merger or consolidation.

Our 2015 Equity Incentive Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2015 Equity Incentive Plan at any time. If our board of directors amends our 2015 Equity Incentive Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

2015 Employee Stock Purchase Plan

We intend to adopt a 2015 Employee Stock Purchase Plan in order to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2015 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved             shares of our common stock for issuance under our 2015 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2015 Employee Stock Purchase Plan will increase automatically on January 1 of each of the first          fiscal years following the first offering date by the number of shares equal to the greater of     % of the total outstanding shares of our common stock as of the immediately preceding December 31 (rounded to the nearest whole share) or the actual number of shares purchased under the 2015 Employee Stock Purchase Plan in the immediately preceding fiscal year. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our 2015 Employee Stock Purchase Plan will not exceed             shares of our common stock.

Our compensation committee will administer our 2015 Employee Stock Purchase Plan. Our U.S.-based employees generally are eligible to participate in our 2015 Employee Stock Purchase Plan if they are employed by us for at least 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2015 Employee Stock Purchase Plan, are ineligible to participate in our 2015 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility. Under our 2015 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between     % and     % of their base cash compensation. We will also have the right to amend or terminate our 2015 Employee Stock Purchase Plan at any time. Our 2015 Employee Stock Purchase Plan will terminate on the tenth anniversary of the last day of the first purchase period, unless it is terminated earlier by our board of directors.

When an initial purchase period commences, our employees who meet the eligibility requirements for participation in that purchase period will automatically be granted a nontransferable option to purchase shares in that purchase period. For subsequent purchase periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent purchase periods. Each purchase period will run for no more than six months. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first purchase period, each purchase period will be for six months (commencing each             and             ). The first purchase period will begin upon the effective date of this offering and will end on     , 2015.

No participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $             , determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than             shares during any one purchase period or such lesser amount determined by our compensation committee. The purchase price for shares of our common stock purchased under our 2015 Employee Stock Purchase Plan will be     % of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, each outstanding right to purchase shares under our 2015 Employee Stock Purchase Plan may be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute the outstanding purchase rights, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction and our 2015 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation, as we expect it will be in effect upon the completion of his offering, will contain provisions that will limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of his offering, will require us to indemnify our directors and officers to the maximum extent not prohibited by the Delaware General Corporation Law and allow us to indemnify other employees and agents as set forth in the Delaware General Corporation Law. Subject to certain limitations, our restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.

We also intend to enter into separate indemnification agreements with our directors and officers. These agreements, among other things, will require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by such director or officer in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons such as directors and officers. We also intend to maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2012, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

Equity Financings

In December 2013 and January 2014, we issued an aggregate of 18,534,142 shares of our Series C redeemable convertible preferred stock at $0.70 per share for an aggregate financing total of approximately $13.0 million, which includes approximately $8.2 million related to the conversions of subordinated promissory notes (Series C Bridge Notes) described further in “—Debt Financings” and an outstanding promissory note. Each share of our Series C redeemable convertible preferred stock will convert automatically into one share of our common stock immediately prior to the completion of this offering. In connection with the Series C redeemable convertible preferred stock financing and the Series C Bridge Notes offering, we also issued (i) warrants to purchase 942,857 shares of Series C redeemable convertible preferred stock to Capital Midwest Fund II LP, of which Alvin Vitangcol, a member of our board of directors, is a managing member of its general partner, (ii) warrants to purchase 10,714 shares of Series C redeemable convertible preferred stock to affiliates of Apjohn Ventures and trusts, of which Donald Parfet, a member of our board of directors, is a managing director and trustee, respectively, and (iii) warrants to purchase 60,000 shares of Series C redeemable convertible preferred stock to the William D. Johnson Trust, a holder a more than 5% of our outstanding common stock. All warrants to purchase preferred stock will terminate upon completion of this offering.

In April 2014, we sold an aggregate of 84,999,981 shares of our Series D redeemable convertible preferred stock at a purchase price of $0.70 per share for an aggregate purchase price of approximately $59.5 million. Each share of our Series D redeemable convertible preferred stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

The following table summarizes the Series C and Series D redeemable convertible preferred stock purchased by members of our board of directors, executive officers and entities who hold more than 5% of our outstanding capital stock.

Name of Stockholder	Shares of Series C	Series C Total Purchase Price	Shares of Series D	Series D Total Purchase Price
Affiliates of Adams Street	—	$—	8,214,285	$5,750,000
Affiliates of Apjohn Ventures(1)	613,030	429,121	85,714	60,000
Capital Midwest Fund II, LP(2)	2,857,142	1,999,999	2,142,857	1,500,000
Frazier Healthcare VI, L.P.(3)	—	—	13,928,571	9,750,000
William D. Johnston Trust UA 6/3/88 FBO W. Johnston	2,478,143	1,734,700	2,857,142	1,999,999
OrbiMed Private Investments V, LP(4)	—	—	12,857,142	8,999,999
Affiliates of Donald R. Parfet(5)	563,353	394,347	—	—
Arvinder S. Sooch Trust, Dated 9/20/2006(6)	215,381	150,767	142,857	100,000
Affiliates of Vivo Ventures(7)	—	—	15,714,286	11,000,000

(1)	Donald R. Parfet, the chairman of our board of directors, is a general partner of Apjohn Ventures Fund.
(2)	Alvin Vitangcol, a member of our board of directors, is a managing member of Capital Midwest Advisors II, LLC, which is the general partner of Capital Midwest Fund II, LP.

(3)	James Topper, a member of our board of directors, is a managing member of the general partner that is the general partner of Frazier Healthcare VI, L.P.
(4)	Peter Thompson, a member of our board of directors, is a private equity partner of OrbiMed Private Investments V, LP.
(5)	Excludes shares held by Apjohn Group, Apjohn Ventures Annex Fund, LP and Apjohn Ventures Fund LP.
(6)	The spouse of Mina Sooch, our former President and Chief Executive Officer and a named executive officer for 2014, is the trustee of the Arvinder S. Sooch Trust, Dated 9/20/2006.
(7)	Albert Cha, a member of our board of directors, is a managing member of Vivo Capital, LLC, which is the general partner of the affiliates of Vivo Ventures.

Debt Financings

Between March 2012 and September 2013, we sold an aggregate of $5.0 million in Series C Bridge Notes. In December 2013, the outstanding principal, accrued interest and beneficial conversion feature obligations outstanding on the Series C Bridge Notes were converted into Series C redeemable convertible preferred stock. In addition, certain noteholders received warrants to purchase up to an aggregate of 335,350 shares of Series C redeemable convertible preferred stock at an exercise price of $0.70 per share. These warrants will expire upon completion of this offering. As of December 31, 2014, there were no outstanding Series C Bridge Notes.

The following table summarizes the principal amount of the Series C Bridge Notes purchased by members of our board of directors, executive officers and entities who hold more than 5% of our outstanding capital stock. A portion of the Series C redeemable convertible preferred stock and warrants to purchase Series C redeemable convertible preferred stock described above under “—Equity Financings” were issued upon conversion of principal and accrued interest under these Series C Bridge Notes.

Name of Noteholder	Series C Bridge Note
Affiliates of Apjohn Ventures(1)	$202,911
William D. Johnston Trust UA 6/3/88 FBO W. Johnston	767,716
Affiliates of Donald R. Parfet	243,124
Arvinder S. Sooch Trust, Dated 9/20/2006(2)	49,007

(1)	Donald R. Parfet, the chairman of our board of directors, is a general partner of Apjohn Ventures Fund.
(2)	The spouse of Mina Sooch, our former President and Chief Executive Officer and a named executive officer for 2014, is the trustee of the Arvinder S. Sooch Trust, Dated 9/20/2006.

Amended and Restated Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with certain holders of our convertible and redeemable convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following our initial public offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain very limited exceptions, our restated bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related-Party Transactions

In connection with this offering, we intend to adopt a written related-person transactions policy that provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of the foregoing persons, are not permitted to enter into a material related-person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. The policy provides that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2014, and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Beneficial ownership prior to this offering is based on 142,135,132 shares of common stock outstanding as of December 31, 2014, assuming the automatic conversion of all outstanding shares of our convertible and redeemable convertible preferred stock into an aggregate of 130,298,986 shares of our common stock. Beneficial ownership after this offering is based on             shares of common stock outstanding, assuming (i) the automatic conversion of all outstanding shares of our convertible and redeemable convertible preferred stock into common stock as described above, (ii) the issuance of             shares of common stock in this offering and (iii) the issuance of             shares, based upon an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover of this prospectus, upon the expected net exercise of warrants outstanding at December 31, 2014 that would otherwise expire upon the completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of December 31, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ProNAi Therapeutics, Inc., 2150 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders:
Affiliates of Vivo Ventures(1)	15,714,286	11.1%
Frazier Healthcare Vi. L.p.(2)	13,928,571	9.8
Orbimed Private Investments V, Lp(3)	12,857,142	9.1
Affiliates of Adams Street Partners(4)	8,214,285	5.8
William D. Johnston Trust Ua 6/3/88 Fbo W. Johnston(5)	7,127,440	5.0

Directors And Named Executive Officers:
Nick Glover(6)	8,094,601	5.4
Mina Sooch(7)	12,761,767	8.8
Richard Messmann(8)	1,295,666	*
Wendi Rodrigueza(9)	1,804,323	1.3
Donald Parfet(10)	12,353,627	8.5
Albert Cha(1)	15,714,286	11.1
Peter Thompson	—	—
James Topper(2)	13,928,571	9.8
Alvin Vitangcol(11)	5,942,856	4.2
All executive officers and directors as a group (12 persons)(12)	62,183,930	39.3

(footnotes appear on following page)

*	Represents beneficial ownership of less than one percent.
(1)	Represents (i) 15,379,101 shares of common stock held by Vivo Ventures Fund VII, L.P. (VVF) and (ii) 335,185 shares of common stock held by Vivo Ventures VII Affiliates Fund, L.P. (VVFA). Albert Cha, a member of our board of directors, Frank Kung and Edgar Engleman are the managing partners of Vivo Ventures VII, LLC, which is the general partner of each of VVF and VVFA. Dr. Cha may be deemed to share voting and dispositive power over the shares held by each of VVF and VVFA. The address of Vivo Capital is 575 High Street, Suite 201, Palo Alto, California 94301.
(2)	Represents shares of common stock held by Frazier Healthcare VI, L.P. (FHVI). James Topper, a member of our board of directors, Alan Frazier, Nader Naini, Nathan Every and Patrick Heron are the managing members of FHM VI, LLC, which is the general partner of FHM VI, LP, which is the general partner of FHVI. Dr. Topper may be deemed to share voting and dispositive power over the shares held by FHVI. The address of Frazier Healthcare VI, L.P. is 601 Union, Two Union Square, Suite 3200, Seattle, Washington 98101.
(3)	Represents shares of common stock held by OrbiMed Private Investments V, LP (OPI V). Samuel D. Isaly is the managing member of OrbiMed Advisors LLC, which is the sole managing member of OrbiMed Capital GP V LLC, which is the sole general partner of OPI V. The address of OPI V is 601 Lexington Avenue, 54th floor, New York, New York 10022.
(4)	Represents (i) 2,095,401 shares of common stock held by Adams Street 2010 Direct Fund, L.P. (AS 2010), (ii) 1,683,441 shares of common stock held by Adams Street 2011 Direct Fund, LP (AS 2011), (iii) 1,733,124 shares of common stock held by Adams Street 2012 Direct Fund, LP (AS 2012), (iv) 1,311,017 shares of common stock held by Adams Street 2013 Direct Fund, LP (AS 2013) and (v) 1,391,302 shares of common stock held by Adams Street 2014 Direct Fund, LP (AS 2014). The shares owned by AS 2010, AS 2011, AS 2012, AS 2013 and AS 2014 may be deemed to be beneficially owned by Adams Street Partners LLC, the managing member of the general partner of AS 2010 and the managing member of the general partner of the general partner of AS 2011, AS 2012, AS 2013 and AS 2014. David Brett, Jeffrey T. Diehl, Elisha P. Gould III, Robin P. Murray, Sachin Tulyani, Craig D. Waslin and David S. Welsh each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof) may be deemed to have shared voting and investment power over the shares owned by AS 2010, AS 2011, AS 2012, AS 2013 and AS 2014. The address of Adams Street Partners, LLC is One North Wacker Drive, Suite 2200, Chicago, Illinois 60606. The statements concerning voting and investment power included in this footnote shall not be construed admissions that such persons are beneficial owners of such shares of common stock.
(5)	Represents (i) 6,649,894 shares of common stock held by the William D. Johnston Trust UA 8/3/88 (Johnston Trust) and (ii) a warrant to purchase up to 477,546 shares of common stock held by the Johnston Trust, which warrant expires upon the closing of this offering if not earlier exercised. The number of shares beneficially owned after this offering assumes the issuance of shares upon the net exercise of such warrant, based upon an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus. William D. Johnston is the trustee of the Johnston Trust, and as such, holds voting and investment control over the shares held by the Johnston Trust. The address of the Johnston Trust is 211 South Rose Street, Kalamazoo, Michigan 49007.
(6)	Represents shares of underlying options to purchase common stock that are exercisable within 60 days of December 31, 2014.
(7)	Represents (i) 4,880,993 shares of common stock held by Mina Sooch, (ii) 139,860 shares of common stock held by Tara Ventures I, LLC, of which Ms. Sooch is the managing member, (iii) 566,121 shares held by the Arvinder S. Sooch Trust, dated 9/20/06, of which Ms. Sooch’s spouse is the trustee, in addition to a warrant to purchase up to 95,521 shares of common stock held by the trust, which warrant expires upon the closing of this offering if not earlier exercised, and (iv)(a) 1,021,585 shares of common stock held by Apjohn Ventures Annex Fund, LP (AVAF), in addition to a warrant to purchase up to 5,357 shares of common stock held AVAF, which warrant expires upon the closing of this offering if not otherwise exercised, and (b) 3,916,729 shares of common stock held by Apjohn Ventures Fund, LP (AVF and, together with AVAF, the Apjohn Entities), in addition to warrants to purchase up to 2,033,601 shares of common stock held by AVF, which warrants expire upon the closing of this offering if not otherwise exercised, and 102,000 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2014. The number of shares beneficially owned after this offering assumes the issuance of an aggregate of shares upon the net exercise of the warrants described above, based upon an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus. Ms. Sooch and Donald R. Parfet, a member of our board of directors, are the managing members of Apjohn Ventures, LLC, which is the general partner of each of the Apjohn Entities. Ms. Sooch is deemed to share voting and dispositive power over the shares held by the Apjohn Entities.
(8)	Represents (i) 298,410 shares of common stock and (b) 997,256 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2014.
(9)	Represents (i) 1,079,445 shares of common stock and (ii) 724,878 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2014.
(10)

Represents (i) 520,369 shares of common stock held by Mr. Parfet, (ii) 479,681 shares of common stock held by Palmero Group LLC, in addition to a warrant to purchase up to 4,285 shares of common stock held by the Palmero Group, which warrant expires upon the closing of this offering if not earlier exercised, of which Mr. Parfet is the managing member, (iii) 2,146,230 shares held by the Donald R. Parfet 2006 Trust, dated May 1, 2006, of which Mr. Parfet is the trustee, in addition to a warrant to purchase up to 489,644 shares of common stock held by the trust, which warrant expires upon the closing of this offering if not earlier exercised, (iv) 37,037 shares of common stock held by Mr. Parfet’s spouse, (v) 1,239,449 shares held by the Ann DeWater Parfet 2006 Revocable Trust, Dated May 5, 2006, of which Mr. Parfet’s spouse is the trustee, in addition to warrants to purchase up to 353,260 shares of common stock held by the trust, which warrants expire upon the closing of this offering if not earlier exercised and (vi)(a) 4,400 shares of common stock held by Apjohn Group, LLC, (b) 1,021,585 shares of common stock held by AVAF, in addition to a warrants to purchase up to 5,357 shares of common stock held AVAF, which warrant expires upon the closing of this offering if not otherwise exercised and (c) 3,916,729 shares of common stock held by AVF, in addition to warrants to purchase up to 2,033,601 shares of common stock held by AVF, which warrants expire upon the closing of this offering if not otherwise exercised, and 102,000 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2014. The number of shares beneficially owned after this offering assumes the issuance of an aggregate of shares upon the net exercise of the warrants described above, based upon an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus. Mr. Parfet and Mina Sooch are the managing members of Apjohn Ventures, LLC, which is the general partner of each of the Apjohn Entities. Mr. Parfet may be deemed to share voting and dispositive power over the shares held by the Apjohn Entities.
(11)	Represents 4,999,999 shares of common stock held by Capital Midwest Fund II, L.P., in addition to a warrant to purchase up to 942,857 shares of common stock, which warrant expires upon the closing of this offering if not earlier exercised. The number of shares beneficially owned after this offering assumes the issuance of shares upon the net exercise of such warrant, based upon an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus. Mr. Vitangcol, a member of our board of directors, is a managing member of Capital Midwest Advisors II, LLC, which is the general partner of Capital Midwest Fund II, L.P. Mr. Vitangcol may be deemed to share voting and dispositive power over such shares.
(12)	Represents (i) 46,155,421 shares of common stock, (ii) warrants to purchase up to 3,829,004 shares of common stock, which warrants expire upon the closing of this offering if not earlier exercised, and (iii) 12,199,505 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2014. The number of shares beneficially owned after this offering assumes the issuance of an aggregate of shares upon the net exercise of the warrants described above, based upon an assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover of this prospectus.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of             shares of common stock, $0.001 par value per share, and             shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

All of the outstanding convertible and redeemable convertible preferred stock will automatically convert into 130,298,986 shares of common stock immediately prior to the completion of this offering. Each series of convertible and redeemable convertible preferred stock will convert to common stock at a ratio of 1:1, except for Series A convertible preferred stock, which will convert at a ratio of 1:1.1259, and Series B redeemable convertible preferred stock, which will convert at a ratio of 1:1.1111. Assuming the conversion of all outstanding shares of our convertible and redeemable convertible preferred stock into shares of our common stock, as of December 31, 2014, there were 142,135,132 shares of our common stock issued, held by approximately 173 stockholders of record, and no shares of our convertible and redeemable convertible preferred stock outstanding. Our board of directors will be authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy.”

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

All of our outstanding convertible and redeemable convertible preferred stock will automatically convert into common stock immediately prior to the completion of this offering. As a result, each currently outstanding share of convertible and redeemable convertible preferred stock will be converted into common stock at a ratio of 1:1, except for Series A convertible preferred stock, which will convert at a ratio of 1:1.1259, and Series B redeemable convertible preferred stock, which will convert at a ratio of 1:1.1111.

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors may increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 31, 2014, we had outstanding options to purchase an aggregate of 15,928,829 shares of our common stock, with a weighted-average exercise price of $0.12.

Warrants

As of December 31, 2014, we had warrants outstanding to purchase an aggregate of (i) 77,588 shares of our Series B redeemable convertible preferred stock with an exercise price of $1.00 per share, (ii) 5,559,902 shares of our Series B-1 redeemable convertible preferred stock with an exercise price of $0.35 per share, (iii) 350,505 shares of our Series B-1 redeemable preferred stock with an exercise price of $1.00 per share and (iv) 1,278,207 shares of our Series C redeemable convertible preferred stock with an exercise price of $0.70 per share. Each of these warrants has a net exercise provision under which the holder, in lieu of paying the exercise price in cash, can surrender the warrant and receive a net number of shares of preferred stock based on the fair market value of such stock at the time of exercise, after deducting the aggregate exercise price. All of these warrants will automatically terminate upon the completion of this offering if not earlier exercised.

Registration Rights

Upon the completion of this offering, holders of 137,573,808 shares of our common stock and shares issuable upon exercise of outstanding warrants, based on the number of shares and warrants outstanding as of December 31, 2014, will be entitled to certain registration rights with respect to the sale of such shares under the Securities Act. We refer to these shares as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our investor rights agreement.

Demand Registration Rights

Under our investor rights agreement, upon the written request of the holders of registrable securities that we file a registration statement under the Securities Act with an anticipated aggregate price to the public of at least $5.0 million, we will be obligated to notify all holders of registrable securities of the written request and use commercially reasonable efforts to effect the registration of all registrable securities that holders request to be registered. We are not required to effect a registration statement until 180 days after our initial public offering or April 17, 2017, whichever is earlier. We are required to effect no more than two registration statements that are declared or ordered effective, subject to certain exceptions. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good-faith judgment of our board of directors such registration would be detrimental to us, and we are not required to effect the filing of a registration statement during the period beginning on the date of the filing of, and ending on a date 180 days following the effective date of, a registration related to an initial public offering initiated by us.

Piggyback Registration Rights

If we register any of our securities for public sale, we are required to afford each holder of registrable securities an opportunity to include in the registration statement all or part of the holder’s registrable securities. Each holder desiring to include all or any part of the registrable securities held by it in any such registration statement is required to notify us within 10 business days of being notified by us in writing of the registration. This right does not apply to registration statements relating to demand registrations, for Form S-3 registrations, employee benefit plans, a corporate reorganization or other transaction under Rule 145 of the Securities Act, or stock issued upon conversion of debt securities. The underwriter of any underwritten offering will have the right to limit, due to marketing factors, the number of shares registered by these holders to 30% of the total shares covered by the registration statement, unless the offering is our initial public offering, in which case, any or all of the registrable securities of the holders may be excluded by the underwriter. In no event will shares of any other selling stockholder be included in such registration that would reduce the number of shares which may be included by these holders without the consent of the holders of at least 66 2/3% of the registrable securities proposed to be sold in the offering.

Form S-3 Registration Rights

The holders of registrable securities can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $5.0 million. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good-faith judgment of our board of directors such registration would be detrimental to us or if we notify holders within 30 days of making the Form S-3 registration request that we intend to make a public offering within 90 days.

Registration Expenses

Subject to certain exceptions, we will pay all expenses incurred in connection with each of the registrations described above, including but not limited to all registration and filing fees, printing expense, fees and disbursements for our counsel, reasonable fees and disbursements up to $30,000 for a single special counsel for the holders of registration rights and other expense, except for underwriting discounts and commissions.

Expiration of Registration Rights

The registration rights described above will survive our initial public offering and will terminate after our initial public offering on the earlier of (i) the five-year anniversary of our initial public offering, (ii) liquidation of our company or (iii) as to each holder of registrable securities, at the time all of such holder’s registrable securities may be sold in a single transaction pursuant to Rule 144 under the Securities Act.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•	Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors will be classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board Composition.”

•

Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws and restated certificate of incorporation will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation will not provide for cumulative voting.

•	Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.

•	Amendment of Charter Provisions. Any amendment of the above expected provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•	Choice of Forum. Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be        . The transfer agent’s address is        , and its telephone number is             .

Exchange Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “DNAI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have a total of             shares of our common stock outstanding, assuming (i) the automatic conversion of all outstanding shares of our convertible and redeemable convertible preferred stock into an aggregate of 130,298,986 shares of our common stock, (ii) the issuance of             shares of common stock in this offering and (iii) the issuance of             shares, based upon an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover of this prospectus, upon the expected net exercise of warrants outstanding at December 31, 2014 that would otherwise expire upon the completion of this offering. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, substantially all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our amended and restated investors’ rights agreement described under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701 and any applicable vesting conditions, based on an assumed offering date of             , shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market; and

•	beginning 181 days after the date of this prospectus, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below, and shares of restricted stock will be subject to certain vesting conditions.

Market Standoff Agreements

All of our directors and officers and substantially all of our security holders are subject to lock-up agreements or market standoff provisions that, subject to specified exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options to acquire shares of our common stock or any security or instrument related to this common stock, option or warrant, or entering into any swap, hedge or other arrangement that transfers to another any of the economic consequences of ownership of the common stock, for a period of 180 days following the date of this prospectus without the prior written consent of Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144 and the lock-up and market standoff agreements described above. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144, subject to the lock-up and market standoff agreements described above.

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up and market standoff agreements described above.

Stock Options

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of our common stock reserved for issuance under our stock plans. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject. Of the 15,928,829 shares of our common stock that were subject to stock options outstanding as of December 31, 2014, options to purchase 1,431,794 shares of common stock were vested as of December 31, 2014 and will be eligible for sale 181 days following the effective date of the prospectus.

Registration Rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

This section summarizes the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (as defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service (IRS), might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

•	tax-exempt organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any holder of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia;

•	a trust if it (i) is subject to the primary supervision of a U.S. court and one of more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are a non-U.S. citizen who is an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Dividends

We do not expect to declare or make any distributions on our common stock for the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate, however, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN or Form W-8BEN-E (or any successor of such forms) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the

non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Common Stock

Subject to the discussions below regarding Backup Withholding and Information Reporting and the Foreign Account Tax Compliance Act, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•	the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act (FIRPTA) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax.” The branch profits tax rate is 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “Dividends” will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our Class A common stock paid to a foreign financial institution (as specifically defined by the applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States or by providing an IRS Form W-8BEN or similar documentation. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Holders should consult with their own tax advisors regarding the possible implications of the withholding described herein.

The withholding provisions described above generally apply to proceeds from a sale or other disposition of common stock if such sale or other disposition occurs on or after January 1, 2017 and to payments of dividends on our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated             , 2015, between us and Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Jefferies LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as our strategic IPO advisor in connection with this offering.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the estimated underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us
Proceeds to us, before expenses

We estimate expenses in connection with this offering, other than the estimated underwriting discounts and commissions referred to above, will be approximately $            . We have also agreed to reimburse the underwriters for up to $             for their Financial Industry Regulatory Authority, Inc. (FINRA) counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “DNAI.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                  shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act,

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially,

•	enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of our common stock, or of options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock,

•	make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of our common stock, or of options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia (Corporations Act), has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (FIEL), and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

•	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $0.2 million (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is given for the transfer; or

•	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX), or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, Seattle, Washington. Certain legal matters relating to the offering will be passed upon for the underwriters by Cooley LLP, San Diego, California.

EXPERTS

The consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to substantial doubt about the ability to continue as a going concern). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ProNAi Therapeutics, Inc.:

We have audited the accompanying consolidated balance sheets of ProNAi Therapeutics, Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, convertible and redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements for the year ended December 31, 2014 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Detroit, Michigan

April 8, 2015

PRONAI THERAPEUTICS, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,		Pro Forma December 31, 2014
	2013	2014
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 5)	$2,429	$29,154
Short-term investments (Note 4)	—	10,010
Prepaid expenses and other current assets (Note 5)	30	561

Total current assets	2,459	39,725
Property and equipment, net (Note 5)	1	214
Other assets (Note 5)	—	626

TOTAL ASSETS	$2,460	$40,565	$

LIABILITIES, CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accrued liabilities (Note 5)	$733	$1,473
Accounts payable	165	622

Total current liabilities	898	2,095
Preferred stock warrant liabilities (Note 10)	430	1,810
Long-term note payable (Note 6)	412	—
Accrued interest	21	—
Other liabilities	—	100

TOTAL LIABILITIES	1,761	4,005

Commitments and Contingencies (Note 7)
Convertible preferred stock (Note 9) at liquidation preference, $0.001 par value; 5,000,000 and 1,843,894 shares authorized, 1,673,171 shares issued and outstanding as of December 31, 2013 and 2014, actual; aggregate liquidation preference of $2.5 million as of December 31, 2014, actual; no shares authorized, issued and outstanding as of December 31, 2014, pro forma (unaudited)	2,543	2,543
Redeemable convertible preferred stock (Note 9) at redemption value, $0.001 par value; 67,000,000 and 134,069,847 shares authorized, 39,396,563 and 126,964,351shares issued and outstanding as of December 31, 2013 and 2014, actual; aggregate liquidation preference of $103.5 million as of December 31, 2014, actual; no shares authorized, issued and outstanding as of December 31, 2014, pro forma (unaudited)	34,005	141,832
Stock subscription receivable	(1,159)	—

STOCKHOLDERS’ DEFICIT:

Common stock, $0.001 par value; 97,000,000 and 180,000,000 shares authorized, 6,228,431 and 11,836,146 shares issued and outstanding as of December 31, 2013 and 2014, actual; shares issued and outstanding as of December 31, 2014, pro forma (unaudited)	6	11
Additional paid-in capital	—	—
Accumulated other comprehensive loss	—	(10)
Accumulated deficit	(34,696)	(107,816)

TOTAL STOCKHOLDERS’ DEFICIT	(34,690)	(107,815)

TOTAL LIABILITIES, CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$2,460	$40,565	$

The accompanying notes are an integral part of these consolidated financial statements.

PRONAI THERAPEUTICS, INC.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,
	2013	2014
Operating expenses:
Research and development	$2,843		$19,078
General and administrative	1,162		3,500

Total operating expenses	4,005		22,578

Loss from operations	(4,005)		(22,578)
Other income (expense), net:
Interest expense	(2,719)		—
Change in fair value of preferred stock warrants	(202)		(1,380)
Other income (expense)	94		87

Total other income (expense), net	(2,827)		(1,293)

Loss before provision for income taxes	(6,832)		(23,871)
Provision for income taxes	—		2

Net loss	(6,832)		(23,873)
Adjustment to redemption value on redeemable convertible preferred stock	(5,713)		(49,849)

Net loss attributable to common stockholders	$(12,545)		$(73,722)

Net loss per share attributable to common stockholders, basic and diluted (Note 3)	$(2.57)		$(9.27)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted (Note 3)	4,871,851		7,951,340

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (Note 3)		$

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (Note 3)

The accompanying notes are an integral part of these consolidated financial statements.

PRONAI THERAPEUTICS, INC.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31,
	2013	2014
Net loss	$(6,832)	$(23,873)
Other comprehensive loss:
Unrealized loss on investments	—	(10)

Comprehensive loss	$(6,832)	$(23,883)

The accompanying notes are an integral part of these consolidated financial statements.

PRONAI THERAPEUTICS, INC.

Consolidated Statements of Convertible and Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Convertible Preferred Stock		Redeemable Convertible Preferred Stock		Subscription Receivable	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Amount
Balance — December 31, 2012	1,673,171	$2,543	23,430,228	$17,172	$—	3,176,168	$3	$462	$—	$(22,715)	$(22,250)
Issuance of common stock for exercise of stock options	—	—	—	—	—	680,000	1	25	—	—	26
Issuance of common stock for milestone payment	—	—	—	—	—	2,108,870	2	55	—	—	57
Issuance of non-vested common stock	—	—	—	—	—	263,393	—	11	—	—	11
Issuance of Series C redeemable convertible preferred stock in redemption of short-term convertible promissory notes	—	—	11,139,914	7,798	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock and warrants	—	—	4,826,421	3,322	—	—	—	—	—	—	—
Stock subscription receivable	—	—	—	—	(1,159)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	11	—	—	11
Adjustment to redemption value on redeemable convertible preferred stock	—	—	—	5,713	—	—	—	(564)	—	(5,149)	(5,713)
Net loss	—	—	—	—	—	—	—	—	—	(6,832)	(6,832)

Balance — December 31, 2013	1,673,171	2,543	39,396,563	34,005	(1,159)	6,228,431	6	—	—	(34,696)	(34,690)
Issuance of common stock for exercise of stock options	—	—	—	—	—	5,607,715	5	300	—	—	305
Repayment of stock subscription receivable	—	—	—	—	1,159	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock on redemption of long-term note payable	—	—	617,812	433	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock	—	—	1,949,995	1,365	—	—	—	—	—	—	—
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $3.3 million	—	—	84,999,981	56,180	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	302	—	—	302
Adjustment to redemption value on redeemable convertible preferred stock	—	—	—	49,849	—	—	—	(602)	—	(49,247)	(49,849)
Other comprehensive loss	—	—	—	—		—	—	—	(10)	—	(10)
Net loss	—	—	—	—	—	—	—	—	—	(23,873)	(23,873)

Balance — December 31, 2014	1,673,171	$2,543	126,964,351	$141,832	$—	11,836,146	$11	$—	$(10)	$(107,816)	$(107,815)

The accompanying notes are an integral part of these consolidated financial statements.

PRONAI THERAPEUTICS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2013	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,832)	$(23,873)
Adjustments to reconcile net loss to net cash used in operating activities:
Noncash interest expense on short-term promissory notes and long-term note payable	2,760	—
Common stock issuance for milestone payment	57	—
Change in fair value of preferred stock warrant liabilities	202	1,380
Stock-based compensation	22	302
Depreciation and amortization	1	12
Deferred income taxes	—	(2)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(10)	(531)
Accrued liabilities	356	740
Accounts payable	(89)	186
Accrued interest	(39)	—

Net cash used in operating activities	(3,572)	(21,786)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investments	—	(10,020)
Change in restricted cash	—	(75)
Purchase of property and equipment	(2)	(187)

Net cash used in investing activities	(2)	(10,282)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	2,219	57,545
Repayment of stock subscription receivable	—	1,159
Proceeds from short-term convertible promissory notes	2,445	—
Proceeds from exercise of common stock options	25	305
Proceeds from early exercise of stock options	—	100
Payment of deferred offering costs	—	(316)

Net cash provided by financing activities	4,689	58,793

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,115	26,725
CASH AND CASH EQUIVALENTS — Beginning of period	1,314	2,429

CASH AND CASH EQUIVALENTS — End of period	$2,429	$29,154

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$—

Cash paid for interest	$—	$—

	Year Ended December 31,
	2013	2014
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING INFORMATION:
Change in redemption value of redeemable convertible preferred stock	$(5,713)	$(49,849)

Conversion of long-term note payable and accrued interest into Series C redeemable convertible preferred stock	$—	$433

Deferred offering costs included in accounts payable	$—	$233

Property and equipment purchases included in accounts payable	$—	$39

Conversion of short-term convertible promissory notes and accrued interest into Series C redeemable convertible preferred stock	$5,383	$—

Subscription receivable from investors on issuance of Series C redeemable convertible preferred stock	$1,159	$—

Issuance of preferred stock warrants with redeemable convertible preferred stock	$57	$—

Settlement of premium conversion derivative in redeemable convertible preferred stock	$2,415	$—

The accompanying notes are an integral part of these consolidated financial statements.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

1.	The Company and Basis of Presentation

Organization and Description of Business

ProNAi Therapeutics, Inc. (together with its subsidiaries, collectively the “Company”), a Delaware corporation, is a clinical-stage oncology company pioneering a novel class of therapeutics based on its proprietary DNAi technology platform. The core of the Company’s scientific expertise is its understanding of DNAi oligonucleotides, which are rationally designed DNA sequences that modulate the transcription of oncogenes known to be involved in cancer cell survival and proliferation. The Company’s lead DNAi product candidate, PNT2258, targets BCL2, a widely overexpressed oncogene that is an important gatekeeper of the programmed cell death pathway known as apoptosis and has been linked to many forms of cancer.

The Company’s primary activities since inception have been conducting research and development activities, conducting preclinical and clinical testing, recruiting personnel, performing business and financial planning, and raising capital to support development activities.

The Company has not generated any product revenue related to its primary business purpose to date, nor has it generated any income, and is subject to a number of risks and uncertainties, which include dependence on key individuals, the need for development of commercially viable products, the need to obtain regulatory approval for its products and commercialize them and the need to obtain adequate additional financing to fund the development of its product candidates.

Going Concern

The Company has generated an accumulated deficit of approximately $107.8 million since inception and expects to incur significant expenses and negative cash flows for the foreseeable future. Based on the Company’s operating plans, existing working capital at December 31, 2014 is not sufficient to sustain operations through December 31, 2015. Management believes that it will be able to obtain additional working capital through equity financings or other arrangements to fund operations, including an initial public offering (IPO); however, there can be no assurance that such additional financing, if available, can be obtained on terms acceptable to the Company. If the Company is unable to obtain such additional financing, the Company will need to reevaluate future operating plans. Accordingly, there is substantial doubt regarding the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared as though the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The accompanying consolidated financial statements include the accounts of ProNAi Therapeutics, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expense during the reporting period. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to the fair value of common stock, the fair value of preferred stock, the fair value of preferred stock warrant liabilities, the fair value of stock options, recoverability of the Company’s net deferred tax assets, and related valuation allowance and certain accruals. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates.

Unaudited Pro Forma Consolidated Balance Sheet

The unaudited pro forma consolidated balance sheet as of December 31, 2014 reflects: (i) the automatic conversion of all outstanding shares of the Company’s convertible and redeemable convertible preferred stock into an aggregate of          shares of common stock immediately prior to the completion of an IPO; (ii) the accrual for the payment of $         million in cumulative but unpaid accruing dividends to the Company’s Series B, B-1, C and D redeemable convertible preferred stockholders and the related reduction to additional paid-in capital; (iii) the exercise of outstanding preferred stock warrants to purchase shares of preferred stock that would otherwise expire upon completion of an IPO and the related reclassification of preferred stock warrant liabilities to additional paid-in capital; and (iv) a $         million increase in stock-based compensation associated with stock options that vest upon the achievement of a performance condition that will be achieved upon the completion of this offering and service-based criteria, and the related increase to additional paid-in capital and accumulated deficit.

Foreign Currency

The functional currency of the Company’s foreign subsidiary is the U.S. Dollar. Transactions denominated in currencies other than the functional currency are remeasured to the functional currency at the average exchange rate in effect during the period. At the end of each reporting period, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses related to remeasurement are recorded in other income (expense) in the consolidated statements of operations. The net foreign exchange transaction gains (losses) included in other income (expense) in the accompanying consolidated statements of operations were insignificant for the years ended December 31, 2013 and 2014.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the date or purchase to be cash equivalents. Cash and cash equivalents, which consist primarily of funds invested in readily available checking and savings accounts and highly liquid investments in money market funds.

Restricted Cash

Restricted cash represents collateral for a corporate credit card facility. Restricted cash consists of funds invested in a money market fund. Restricted cash is included in other assets in the accompanying consolidated balance sheets.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

Investments

The Company determines the appropriate designation of its investments as “trading”, “available-for-sale” or “held-to-maturity” based on management’s intent at the time of purchase and reevaluates such designation at each reporting date. As of December 31, 2014, all of the Company’s short-term investments are designated as available-for-sale. Unrealized gains and losses, if any, are reported as a separate component of stockholders’ deficit, except for unrealized losses determined to be other-than-temporary which are recorded in other income (expense) in the accompanying consolidated statements of operations. The Company determines any realized gains or losses on the sale of any investments on a specific identification method and records such gains and losses as a component of other income (expense) in the accompanying consolidated statements of operations.

The Company evaluates its short-term investments periodically for possible other-than-temporary impairment. A decline in fair value below the amortized cost of the investment is considered other-than-temporary impairment if the Company has the intent to sell the investment or it is more likely than not that the Company will be required to sell the investment before recovery of the entire amortized cost basis. In those instances, an impairment charge equal to the difference between the fair value and the amortized cost basis is recognized in other income (expense). Regardless of the Company’s intent or requirement to sell an investment, impairment is considered other-than-temporary if the Company does not expect to recover the entire amortized cost basis.

Investments with original maturities beyond three months at the date of purchase and which mature at, or less than twelve months from, the balance sheet date are classified as current. Investments with a maturity beyond twelve months from the consolidated balance sheet date are classified as long-term. As of December 31, 2014, the Company’s short-term investments are classified as current assets.

Concentrations of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist of cash, cash equivalents, restricted cash and short-term investments. All of the Company’s cash, cash equivalents, restricted cash and short-term investments are held at financial institutions which management believes to be of high credit quality. Deposits held with these financial institutions exceed federally insured limits. The Company’s cash, cash equivalents, restricted cash and short-term investments exceeded federally insured limits by $39.0 million at December 31, 2014.

The primary focus of the Company’s investment strategy is to preserve capital and meet liquidity requirements. The Company’s investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector and establishing a minimum allowable credit rating.

Fair Value of Financial Instruments

The Company’s cash and cash equivalents, restricted cash, short-term investments, other current assets, accounts payable, and accrued liabilities approximate their fair value at December 31, 2013 and 2014, due to their short duration. Management believes that the long-term note payable bears interest at the prevailing market rates for instruments with similar characteristics, accordingly, the carrying value of this instrument approximates its fair value. The short-term investment maintains observable inputs, thus the carrying value of this instrument is carried at fair value and unrealized gains and losses, if any, are reported as a separate component of stockholders’ deficit. The Company’s preferred stock warrant liabilities contain unobservable inputs that reflect the Company’s own assumptions in which there is little, if any, market activity at the measurement date, thus the Company’s warrant liabilities are measured at fair value on a recurring basis using unobservable inputs.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines the fair value of its financial instruments based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 – Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3 – Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

Property and Equipment, Net

Property and equipment, net are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Depreciation and amortization begins at the time the asset is placed in service. Maintenance and repairs are charged to operations as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and filing fees relating to an IPO, are capitalized. The deferred offering costs will be offset against offering proceeds upon the completion of the offering. In the event the offering is terminated or delayed, deferred offering costs will be expensed. As of December 31, 2014, $0.5 million of deferred offering costs have been capitalized, which is included in other long-term assets in the consolidated balance sheets.

Preferred Stock Warrant Liabilities

The Company accounts for its warrants issued in connection with its various financing transactions based upon the characteristics and provisions of the instrument. Warrants classified as derivative liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and remeasured to fair value on each subsequent reporting period, with the changes in fair value recognized as a component of other income (expense), net in the accompanying consolidated statements of operations. The Company will continue to adjust the liability for changes in the fair value of these warrants until the earlier of the exercise of the warrants, the expiration of the warrants, or until such time as the warrants are no longer to be considered derivative instruments. On the completion of a Qualified IPO (as defined in Note 9), the liability on the preferred stock warrants will be reclassified to additional paid-in capital in stockholders’ deficit. The Company estimates the fair value of these liabilities using an Option Pricing Model (OPM) or a Probability Weighted Expected Return Method (PWERM) and using assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected term, expected volatility and risk-free interest rate.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

Research and Development Costs

Research and development costs are expensed as incurred. The Company accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the goods have been received or when the service has been performed rather than when the payment is made. Depending on the timing of payments to service providers of research and development costs, the Company recognizes prepaid expenses or accrued expenses related to these costs. These prepaid or accrued expenses are based on management’s estimates of the work performed under service agreements and milestones achieved. Research and development costs include fees incurred in connection with license agreements, compensation and other related costs for employees engaged in research and development, costs associated with preclinical studies and trials, regulatory activities, manufacturing activities to support clinical activities, license fees, fees paid to external service providers that conduct certain research and development, clinical, and manufacturing activities on behalf of the Company and an allocation of overhead expenses.

Stock-Based Compensation

The Company accounts for share-based payments at fair value, which is measured using the Black-Scholes option-pricing model. For share-based awards that vest subject to the satisfaction of a service requirement, the fair value measurement date for employee stock-based compensation awards is the date of grant and the expense is recognized on a straight line basis, over the vesting period.

For share-based awards that vest subject to the satisfaction of a service requirement and a performance component, the fair value measurement date is the date of grant and is recognized over the requisite service period as achievement of the performance objective becomes probable. No expense has been recorded to date relating to this grant as the performance condition hasn’t been achieved.

Stock-based compensation arrangements with nonemployees are recognized at the grant date and remeasured to fair value at each reporting period. The expense is recognized over the vesting period which is generally the service period.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management makes an assessment of the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Due to the Company’s historical operating performance and the recorded cumulative net losses in prior fiscal periods, the net deferred tax assets have been fully offset by a valuation allowance.

The Company recognizes uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which judgment occurs. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of provision for income taxes.

Segment Information

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

The Company’s Chief Executive Officer views the Company’s operations and manages its business in one operating segment, which is the business of researching, developing, and commercializing therapies for the treatment of patients with cancer. Accordingly, the Company has a single reporting segment.

3.	Net Loss Per Share

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, less common stock issued that is subject to repurchase, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible and redeemable convertible preferred stock and warrants for preferred stock, stock options and common stock subject to repurchase are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

The following outstanding shares of common stock equivalents were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31,
	2013	2014
Options to purchase common stock	4,337,003	15,928,829
Common stock subject to repurchase	—	769,230
Convertible preferred stock	1,883,852	1,883,848
Redeemable convertible preferred stock	40,847,355	128,415,138
Warrants for preferred stock	7,467,034	7,274,822

Total potential dilutive shares	54,535,244	154,271,867

In future periods, if the Company were to generate net income, it would allocate participating securities a proportional share of the net income, determined by dividing total weighted average participating securities by the sum of the total weighted average common shares and participating securities (the two-class method). The Company’s Series B redeemable convertible preferred stock (Series B), Series B-1 redeemable convertible preferred stock (Series B-1), Series C redeemable convertible preferred stock (Series C) and the Series D redeemable convertible preferred stock (Series D) participate in any dividends declared by the Company and are therefore considered to be participating securities. Participating securities have the effect of diluting both basic and diluted earnings per share during periods of income.

To date, the Company has only incurred net losses and has not allocated any loss to participating securities because the preferred stockholders have no contractual obligation to share in the losses of the Company. The Company computes diluted loss per common share after giving consideration to the dilutive effect of stock options, warrants and non-vested stock that are outstanding during the period, except where such non-participating securities would be anti-dilutive.

Unaudited Pro Forma Basic and Diluted Net Loss Per Share

The denominator of the pro forma basic and diluted net loss per share attributable to common stockholders reflects the (i) automatic conversion of all outstanding shares of convertible and redeemable convertible

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

preferred stock into common stock immediately prior to the closing of an IPO; (ii) the exercise of all outstanding preferred stock warrants into shares of common stock that would otherwise expire upon the closing of an IPO; (iii) the vesting of stock options upon the achievement of a performance condition that will be achieved upon the completion of an IPO and service-based criteria; and (iv) the issuance of additional shares of common stock that the Company would be required to issue at an IPO price of $             per share to pay the cumulative but unpaid accruing dividends to the holders of the Series B, B-1, C and D redeemable convertible preferred stock on the completion of an IPO.

The numerator of the pro forma basic and diluted net loss per share attributable to common stockholders has been adjusted to exclude the effects of the adjustment to redemption value of the redeemable convertible preferred stock and the change in the fair value of the preferred stock warrant liabilities at each reporting date as the conversion of all of the convertible and redeemable convertible preferred stock and the exercise of the warrants is assumed to have occurred as of the beginning of the reporting period or the original issuance date, if later. The payment of the dividend to the redeemable convertible preferred stockholders and stock-based compensation associated with the vesting of the stock options upon the achievement of a performance condition is excluded from the pro forma presentation. The pro forma basic and diluted net loss per share attributable to common stockholders does not include the shares expected to be sold and related proceeds to be received from the IPO.

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2014 (in thousands, except share and per share data).

Year Ended December 31, 2014
(unaudited)
Numerator:
Net loss per share attributable to common stockholders	$
Add: Change in fair value of preferred stock warrant liability
Add: Total adjustment to redemption value on redeemable convertible preferred stock

Net loss per share attributable to common stockholders used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	$

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stock, basic and diluted
Weighted-average pro forma adjustment to reflect conversion of convertible and redeemable convertible preferred stock into common stock
Weighted-average pro forma adjustment to reflect exercise of preferred stock warrants
Weighted-average pro forma adjustment to reflect the assumed stock settlement of the cumulative but unpaid accruing dividend payment to the holders of the redeemable convertible preferred stock

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted

Pro forma net loss per share attributable to common stockholders, basic and diluted	$

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

4.	Fair Value Measurements

The Company measures and reports its cash equivalents, restricted cash, short-term investments and preferred stock warrant liabilities at fair value. The following table sets forth the fair value of the Company’s financial assets and liabilities measured on a recurring basis by level within the fair value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(in thousands)
Financial Assets
Money market funds	$2,428	$—	$—	$2,428

Financial Liabilities
Preferred stock warrant liabilities	$—	$—	$430	$430

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	(in thousands)
Financial Assets
Money market funds	$27,847	$—	$—	$27,847
Restricted money market funds	75	—	—	75
Short-term investments	—	10,010	—	10,010

Total financial assets	$27,922	$10,010	$—	$37,932

Financial Liabilities
Preferred stock warrant liabilities	$—	$—	$1,810	$1,810

Money market funds are measured at fair value on a recurring basis using quoted prices and are classified as a Level 1 input.

The short-term investments contain observable inputs. Accordingly, the carrying value of this instruments approximates its fair value and is classified as Level 2 inputs.

The Company’s preferred stock warrant liabilities contain unobservable inputs that reflect the Company’s own assumptions in which there is little, if any, market activity for at the measurement date. Accordingly, the Company’s warrant liabilities are measured at fair value on a recurring basis using unobservable inputs and are classified as Level 3 inputs. Refer to Note 10 for the valuation technique and assumptions used in estimating the fair value of the warrants.

There were no transfers between Levels 1, 2 or 3 during 2013 or 2014. The Company did not realize any gains or losses during 2013 and 2014 related to its financial assets.

The following table provides a roll-forward of the Company’s warrant liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3):

	Year Ended December 31,
	2013	2014
	(in thousands)
Fair value, beginning balance	$171	$430
Fair value of preferred stock warrants issued	57	—
Change in fair value of preferred stock warrants	202	1,380

Fair value, ending balance	$430	$1,810

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

The preferred stock warrant liabilities will increase or decrease each period based on fluctuations of the fair value of the underlying preferred stock. The change in the fair value of preferred stock warrants for each period is recognized as a gain or loss in the consolidated statements of operations. The Company evaluated whether a significant fluctuation in the fair value of the convertible or redeemable convertible preferred stock would have a material impact in the fair value of the preferred stock warrants and has determined that it would not.

5.	Balance Sheet Components

Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31,
	2013	2014
	(in thousands)
Cash	$1	$1,307
Cash equivalents:
Money market accounts	2,428	27,847

Total cash and cash equivalents	$2,429	$29,154

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2013	2014
	(in thousands)
Prepaid research and development project costs	$—	$515
Other	30	46

Total prepaid expenses and other current assets	$30	$561

Property and Equipment, net

Property and equipment, net consists of the following:

	December 31,
	2013	2014
	(in thousands)
Computer equipment	$2	$56
Software	—	9
Lab equipment	2	163

Property and equipment, gross	4	228
Less: accumulated depreciation	(3)	(14)

Total property and equipment, net	$1	$214

Depreciation and amortization related to the Company’s property and equipment for the years ended December 31, 2013 and 2014 was $1,000 and $12,000.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

Other Assets

Other assets consist of the following:

	December 31,
	2013	2014
	(in thousands)
Deferred offering costs	$—	$549
Restricted cash	—	75
Deferred tax assets	—	2

Total other assets	$—	$626

Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2013	2014
	(in thousands)
Accrued employee related costs	$474	$759
Accrued research and development costs	199	526
Other	60	188

Total accrued liabilities	$733	$1,473

For the year ended December 31, 2013, accrued employee related costs were primarily made up of accrued bonuses for milestones reached during 2013 in accordance with agreements for two former employees, and accrued bonuses for services provided during 2013, that were paid out during 2014. For the year ended December 31, 2014, accrued employee related costs were primarily made up of accrued estimated bonuses for current employees for services provided during 2014 that will be paid out during 2015 and fees related to the recruitment for certain executive positions.

6.	Debt

Michigan Strategic Fund (MSF) Loan

On December 31, 2007, the Company entered into a promissory note agreement with MSF whereby the Company could borrow up to $0.4 million. Interest on the note accrued at 1% per year on borrowings outstanding under the agreement. Per the terms of the promissory note, no payments were required until December 31, 2012, at which time accrued and unpaid interest would be added to the then outstanding principal. Interest would then accrue on the restated principal amount and was payable over 59 months starting January 1, 2013. The note was secured by all tangible personal property owned by the Company. If the Company ceased to have substantially all of its employees or operations located in Michigan or failed to comply with other terms as defined in the promissory note agreement, MSF could have declared the entire indebtedness, plus a 7% premium of the then-outstanding balance of the note, due and payable immediately.

On December 18, 2012, the Company and the MSF entered into an amendment to the promissory note agreement in which the MSF was granted the right to convert the outstanding indebtedness into equity of the Company upon the occurrence of certain events including a qualified financing. Also, under the terms of the amended promissory note, all accrued but unpaid interest as of January 1, 2013 was added to the then outstanding principal, with the restated principal accruing interest at 5%. Under the terms of the amended

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

promissory note, the Company would be obligated to make payments on the restated principal on January 1, 2015 in monthly equal installments over 48 months if a qualified financing did not occur. The Company accounted for the amendment in 2012 as an extinguishment.

The outstanding principal on the promissory note payable was $0.4 million and accrued interest totaled $21,000 as of December 31, 2013.

On January 10, 2014, the outstanding principal and accrued interest of $0.4 million on the promissory note was extinguished on the Company’s closing of a Series C redeemable convertible preferred stock financing. On closing, the outstanding principal and accrued interest on the promissory note was converted into 617,812 shares of the Company’s Series C redeemable convertible preferred stock at a price per share of $0.70.

Convertible Promissory Note Financing

On March 1, 2012, the Company entered into a convertible promissory note financing pursuant to which certain investors agreed to loan the Company up to $1.0 million. The convertible promissory notes accrued interest at 8% and would automatically convert into shares of the Company’s next issued series of convertible preferred stock upon the closing of a preferred stock financing of a specified size. Investors also had the option to convert notes outstanding to convertible preferred stock if a change of control or IPO occurred. On October 1, 2012, the Company and the holders of the convertible promissory notes agreed to increase the total loan amount to up to $3.0 million and extend the maturity date of the notes to June 30, 2013. On November 13, 2012, the Company and the holders of the notes agreed to increase the total loan amount to up to $5.0 million, extend the maturity date of the notes to December 31, 2013, and offer to the note holders who matched their total investment through November 1, 2012, and all note holders subsequent to November 1, 2012, a conversion premium of 50%.

The Company issued convertible promissory notes for an aggregate principal amount of $5.0 million on various dates in 2012 and 2013. The investors that held notes dated prior to November 1, 2012, also received warrants to purchase additional shares of redeemable convertible preferred stock which met the requirements for liability classification. The estimated fair value of the warrants at issuance was recorded as a discount on the notes and amortized into interest expense over the expected life of the promissory notes. The holders of certain promissory notes dated prior to November 1, 2012, and all holders of promissory notes dated after November 1, 2012, received the benefit of a premium on conversion into Series C preferred stock at the time of their issuance. The Company determined that the embedded conversion feature met the definition of an embedded derivative at inception. This derivative expired prior to December 31, 2013. The fair value of this derivative at December 31, 2012 was $0.8 million and resulted in a discount on the short-term promissory notes. This discount was amortized to interest expense during the year ended 2013, the estimated term of the notes. During the year ended December 31, 2013, the Company recorded $0.8 million of interest expense related to the discount created by the embedded derivative. The Company recognized an additional $1.6 million of interest expense for the premium conversion feature on newly issued convertible promissory notes during the year ended December 31, 2013.

On December 20, 2013, the convertible promissory notes were extinguished in their entirety on the Company’s closing of a Series C redeemable convertible preferred stock financing. On closing, the Company issued an aggregate 11,139,914 shares of Series C redeemable convertible preferred stock at a per share price of $0.70 on conversion of the convertible promissory notes into shares of Series C redeemable convertible preferred stock. The Company issued Series C redeemable convertible preferred stock worth $7.8 million in settlement of all convertible promissory note obligations of which $5.0 million related to the outstanding principal obligations, $0.4 million in accrued interest and $2.4 million for settlement of the beneficial conversion feature.

As of December 31, 2013, there were no outstanding borrowings on the convertible promissory notes.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

7.	Commitments and Contingencies

License Agreements

In March 2007, the Company entered into an exclusive license agreement with Novosom AG (Novosom) to use certain patented LNP delivery technology for any of its DNAi drug candidates that target a region of the BCL2 gene (the Novosom License Agreement). In July 2010, the Novosom License Agreement was acquired by Marina Biotech, Inc. (Marina), but Novosom retained the right to receive all payments due from the Company under the Novosom License Agreement.

In March 2012, the Company and Marina entered into another exclusive license agreement (the Marina License Agreement) for the use of certain of Marina’s patented delivery technology, including LNP technology, for any of the Company’s current or future DNAi product candidates that target any gene. In exchange for this exclusive right, the Company paid Marina an upfront payment of $0.3 million in 2012 to be applied to the first DNAi product candidate under this agreement. The Company will be required to pay Marina milestone payments of up to an aggregate of $14.5 million for each DNAi product candidate, other than PNT2258, upon successful completion of certain clinical and regulatory milestone events relating to each DNAi product candidate identified in the Marina License Agreement. In addition, for DNAi product candidates other than PNT2258, the Company is required to pay Marina a low single-digit royalty on net sales.

In May 2013, the Company issued Novosom 2,108,870 shares of common stock with a fair market value of $0.1 million in settlement of the first milestone payment. Pursuant to the terms of the Novosom License Agreement, additional shares may have been issued if certain dilution events occurred through December 31, 2014. The Company evaluated the need to accrue an expense related to the future potential issuance of shares at December 31, 2013 and 2014, but determined that each of the terms requiring additional issuances was not likely to occur and thus the expense was not recorded. The dilution provisions expired on December 31, 2014.

In April 2014, the Company entered into a Second License Amendment and Consent to Termination Agreement with Marina pursuant to which the Novosom License Agreement (which had been transferred to Marina by Novosom in July 2010) was terminated and the obligations previously set forth in the Novosom License Agreement were restated in the Marina License Agreement. In connection therewith, in April 2014, the Company also entered into a License Payment Agreement with Novosom under which the Company agreed to pay Novosom $11.0 million in cash upon the closing of a minimum $35.0 million financing. Also, the Company agreed to pay Novosom a $3.0 million milestone payment within 30 days of regulatory authority approval of PNT2258. Upon Novosom’s receipt of the cash payment of $11.0 million, all financial obligations of the Company to Novosom were terminated, other than the aforementioned milestone payment, historic manufacturing costs and a low-single digit royalty payment on net sales of PNT2258.

The Company made the $11.0 million payment to Novosom in April 2014, upon the closing of the Series D redeemable convertible preferred stock financing and a payment of $0.1 million in July 2014 settling the obligation for the historic manufacturing costs. The April 2014 Second License Amendment and Consent to Termination Agreement serves as the second amendment to the Marina License Agreement.

As of December 31, 2013 and 2014, the Company has not accrued the $3.0 million milestone payment to Novosom as regulatory authority approval is not probable of occurring.

As of December 31, 2013 and 2014, the Company has not identified any product candidates that would pertain to the Marina License Agreement. Therefore, there is currently no potential expense or payment due under the Marina License Agreement.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

Cumulative Dividends

Holders of the Series B, B-1, C and D redeemable convertible preferred stock are entitled to receive cumulative accruing dividends at a rate of 8.0% per year of the original issuance price of the redeemable convertible preferred stock. The accruing dividends shall accrue from day to day, whether or not declared, and shall be cumulative. The accruing dividends shall be deemed declared annually and payable upon the earliest to occur of (i) the date determined by the Board of Directors, (ii) the liquidation of the Company (including a Deemed Liquidation Event) and (iii) the conversion or redemption of at least a majority of the outstanding shares of the Series B, B-1, C and D redeemable convertible preferred stock. Since the dividends are payable upon a contingent event, the Company has not recorded them as a liability in the accompanying consolidated financial statements for any of the periods presented. At December 31, 2013, cumulative unpaid accruing dividends in arrears total $8.0 million and consist of $6.9 million for the Series B, $1.1 million for the Series B-1 and $27,000 for the Series C redeemable convertible preferred stock. At December 31, 2014, cumulative unpaid accruing dividends in arrears total $14.4 million and consist of $8.4 million for the Series B, $1.5 million for the Series B-1, $1.1 million for the Series C and $3.4 million for the Series D redeemable convertible preferred stock.

Lease Agreements

The Company leases its Michigan facility under a short-term operating lease with a term of less than a year that provides for a fixed monthly rent for the term of the lease and also provides for certain rent adjustments covering the expenses and taxes of the facility. The total rent expense for the years ended December 31, 2013 and 2014, was $34,000 and $0.1 million.

Legal

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, the Company may receive letters alleging infringement of patent or other intellectual property rights. The Company is not currently a party to any material legal proceedings, nor is it aware of any pending or threatened litigation that, in the Company’s opinion, would have a material adverse effect on the business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

8.	Common Stock Reserved for Issuance

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock a number of shares sufficient to effect the conversion of all outstanding shares of preferred stock (and preferred stock warrants), plus options granted and available for grant under the incentive plans.

	December 31,
	2013	2014
Conversion of outstanding Series A convertible preferred stock	1,883,852	1,883,848
Conversion of outstanding Series B redeemable convertible preferred stock	14,508,084	14,508,079
Conversion of outstanding Series B-1 redeemable convertible preferred stock	10,372,936	10,372,936
Conversion of outstanding Series C redeemable convertible preferred stock	15,966,335	18,534,142
Conversion of outstanding Series D redeemable convertible preferred stock	—	84,999,981
Outstanding preferred stock warrants	7,467,034	7,274,822
Outstanding and issued stock options	4,337,003	15,928,829
Shares reserved for future option grants	4,751,390	11,548,249

Total common stock reserved for issuance	59,286,634	165,050,886

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

9.	Convertible and Redeemable Convertible Preferred Stock

On December 20, 2013, the Company issued 15,966,335 shares of Series C redeemable convertible preferred stock at a per share price of $0.70. Of the total shares, 11,139,914 shares of Series C redeemable convertible preferred stock were issued on the conversion of the convertible promissory note (see Note 6) with principal, accrued interest and a beneficial conversion feature totaling $7.8 million and 4,826,421 shares of Series C redeemable convertible preferred stock were issued for cash proceeds of $3.3 million.

As of December 31, 2013, the Company had stock subscriptions receivable from certain investors for $1.2 million relating to the Series C redeemable convertible preferred stock issuance. These amounts were collected in January 2014.

On January 10, 2014, the Company issued 2,567,807 shares of Series C redeemable convertible preferred stock at a price per share $0.70. Of the total shares, 1,949,995 were issued for cash proceeds of $1.4 million and 617,812 were issued on the conversion of a note payable to MSF (see Note 6) with principal and accrued interest totaling $0.4 million.

On April 17, 2014, the Company issued 84,999,981 shares of Series D redeemable convertible preferred stock at a price of $0.70 per share for cash proceeds of $56.2 million, net of issuance costs of $3.3 million.

The convertible and redeemable convertible preferred stock as of December 31, 2013 and 2014 consists of the following:

	December 31, 2013
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Liquidation Price Per Share	Aggregate Liquidation Preference	Redemption Value
	(in thousands, except share and per share data)
Convertible Preferred Stock:
Series A	5,000,000	1,673,171	$2,543	$1.520	$2,543	$—

Redeemable Convertible Preferred Stock:
Series B	20,000,000	13,057,292	13,057	1.525	19,909	13,057
Series B-1	20,000,000	10,372,936	4,143	0.454	4,714	4,143
Series C	27,000,000	15,966,335	16,805	0.702	11,203	16,805

Total redeemable convertible preferred stock	67,000,000	39,396,563	$34,005		$35,826	$34,005

Total preferred stock	72,000,000	41,069,734	$36,548		$38,369	$34,005

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

	December 31, 2014
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Liquidation Price Per Share	Aggregate Liquidation Preference	Redemption Value
	(in thousands, except share and per share data)
Convertible Preferred Stock:
Series A	1,843,894	1,673,171	$2,543	$1.520	$2,543	$—

Redeemable Convertible Preferred Stock:
Series B	13,134,880	13,057,292	19,504	1.647	21,502	19,504
Series B-1	16,122,618	10,372,936	6,979	0.490	5,091	6,979
Series C	19,812,349	18,534,142	21,052	0.757	14,035	21,052
Series D	85,000,000	84,999,981	94,297	0.740	62,865	94,297

Total redeemable convertible preferred stock	134,069,847	126,964,351	$141,832		$103,493	$141,832

Total preferred stock	135,913,741	128,637,522	$144,375		$106,036	$141,832

On issuance, the Company’s convertible and redeemable convertible preferred stock is recorded at fair value or the amount of allocated proceeds, net of issuance costs.

The Company’s Series A convertible preferred stock (the “convertible preferred stock”) is classified outside of stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within the Company’s control (including merger, acquisition, or sale of all or substantially all of the Company’s assets), the shares would become redeemable at the option of the holders. As of December 31, 2013 and 2014, the carrying value of the convertible preferred stock is the liquidation value.

The Company’s Series B, B-1, C and D redeemable convertible preferred stock (collectively, the “redeemable convertible preferred stock”) is classified outside of stockholders’ deficit because the stocks contain redemption features that commence at any time on or after December 31, 2018 at the election of the Series B, B-1, C and D redeemable convertible preferred stockholders. The Company adjusts the carrying amount of the redeemable convertible preferred stock to equal the redemption value at the end of each reporting period. Due to the absence of retained earnings, adjustments to redemption value are recorded against additional paid-in capital, if any, and then to accumulated deficit. The following table sets forth the total adjustment to redemption value of each series of redeemable convertible preferred stock recognized during the following periods:

	Year Ended December 31,
	2013	2014
Redeemable Convertible Preferred Stock	(in thousands)
Series B	$—	$6,447
Series B-1	28	2,836
Series C	5,685	2,449
Series D	—	38,117

Total adjustment to redemption value on redeemable convertible preferred stock	$5,713	$49,849

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

As the redemption value for the redeemable convertible preferred stock may at times be based on fair market value at each reporting date, the Company determines the fair value of the redeemable convertible preferred stock using a combination of the OPM and/or the PWERM models with the following assumptions used in the OPM:

Year Ended December 31,
	2013	2014
Expected term (in years)	2.5 - 3.1	1.2 - 2.5
Expected volatility	66 - 70%	69 - 86%
Risk-free interest rate	0.4 - 0.7%	0.3 - 0.6%
Expected dividend rate	—%	—%

The holders of the convertible and redeemable convertible preferred stock (collectively, the “Preferred Stock”) have various rights, preferences, and privileges as follows:

Optional Conversion Rights

Each share of Preferred Stock is convertible at the option of the holder at any time into the number of shares of common stock based on the conversion price then in effect. The conversion rate shall be obtained by dividing the Series A, B, B-1, C and D original issuance prices of $1.52, $1.00, $0.35, $0.70 and $0.70 per share by the preferred conversion price for each series in effect. The conversion prices for each series are adjusted on a broad-based weighted-average basis in connection with certain dilutive issuances. However, the articles of incorporation provide that in no event shall the conversion price for the Series A be less than $1.35 per share or the conversion price for the Series B be less than $0.90 per share.

Based on the conversion ratios in effect at December 31, 2014, the Series A convertible preferred stock will convert on a one-for-1.1259 basis into common stock, the Series B redeemable convertible preferred stock will convert on a one-for-1.1111 basis into common stock and each share of Series B-1, C and D redeemable convertible preferred stock will convert on a one-for-one basis into common stock. The conversion price per share for the Preferred Stock shall be adjusted for certain recapitalizations, splits, combinations, common stock dividends or similar events, as discussed below.

Automatic Conversion Rights

Each share of Preferred Stock shall automatically be converted into shares of common stock based on the then-effective conversion price upon either the affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Preferred Stock or upon the closing of a Qualified IPO. A Qualified IPO is defined as the closing of a firm underwritten initial public offering pursuant to an effective registrant statement under the Securities Act of 1933, in which the aggregate cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $50.0 million and if it covers the offer and sale of the Company’s common stock at a price per share of (i) at least 1.6 times the Series D original issue price ($1.12 per share) if such closing occurs on or before April 17, 2015; and (ii) at least 2.0 times the Series D original issue price ($1.40 per share) if such closing occurs after April 17, 2015. Upon such automatic conversion, any unpaid accruing dividends and any other accrued and unpaid dividends on the Preferred Stock shall also be paid.

Voting Rights

Each share of Preferred Stock has a number of votes equal to the number of shares of common stock into which it is convertible. The holders of the Series B and C redeemable convertible preferred stock each have

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

the right to elect one director to the Board. The holders of the Series D redeemable convertible preferred stock have the right to elect two directors to Board. The holders of the common stock and Preferred Stock, voting together on an as-converted basis, elect the three remaining directors.

A separate vote of a majority of the Series A, B, B-1, C and D preferred stockholders, determined on the basis of the number of shares of common stock into which it is convertible, is required to authorize, effect or validate any action which alters or changes the rights, preferences or privileges or increases the number of authorized shares of each respective series of Preferred Stock.

Dividend Rights

The holders of the outstanding shares of Series B, B-1, C and D redeemable convertible preferred stock are entitled to receive cumulative accruing dividends at a rate of 8.0% per annum of the original issuance price per share, compounded annually (accruing dividends). The accruing dividends shall accrue from day to day, whether or not declared, and shall be cumulative. The accruing dividends shall be deemed declared annually and payable upon the earliest to occur of (i) the date determined by the Board, (ii) the liquidation of the Company (including a Deemed Liquidation Event) and (iii) the conversion or redemption of at least a majority of the outstanding shares of the Series B, B-1, C and D redeemable convertible preferred stock. At December 31, 2013, cumulative unpaid accruing dividends in arrears total $8.0 million and consist of $6.9 million for the Series B, $1.1 million for the Series B-1 and $27,000 for the Series C redeemable convertible preferred stock. At December 31, 2014, cumulative unpaid accruing dividends in arrears total $14.4 million and consist of $8.4 million for the Series B, $1.5 million for the Series B-1, $1.1 million for the Series C and $3.4 million for the Series D redeemable convertible preferred stock.

In the event a Qualified IPO occurs while the Series B, B-1, C and D redeemable convertible preferred stock are outstanding, the Company shall pay 50% of the then accrued but unpaid accruing dividends in cash and the remaining 50% shall be forfeited. If a Qualified IPO had occurred as of December 31, 2014, the Company would have paid accruing dividends in the aggregate amount of $7.2 million to the Series B, B-1, C and D redeemable convertible preferred stockholders.

The holders of the Series A convertible preferred stock, in preference to the holders of the common stock, shall be entitled to first receive, or simultaneously receive, when and as declared by the board, but only out of funds that are legally available therefore, a dividend in an amount of at least equal to $0.1064 per share of the Series A convertible preferred stock. Such dividends shall not be cumulative.

After payment of these dividends, any dividends declared by the board out of funds legally available shall be shared equally among all outstanding shares on an as-converted basis. No dividends have been declared to date.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the corporation, the holders of the Series A, Series B, Series B-1, Series C and Series D preferred stock are entitled to liquidation preferences in the amount of $1.52 per share for the Series A, $1.647 per share for the Series B, $0.49 per share for the Series B-1, $0.757 per share for the Series C and $0.740 per share for the Series D (adjusted to reflect stock splits, stock dividends, and recapitalizations), plus all unpaid accruing dividends, whether or not declared, together with any other dividends declared but unpaid. Following distribution of the liquidation preferences to the preferred stockholders, the remaining assets of the Company available for distribution to shareholders shall be distributed among the holders of the Series B, B-1, C and D redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock held by each on an as-converted basis.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

A Deemed Liquidation Event is defined as any acquisition of the corporation by means of merger or other form of corporate reorganization in which the outstanding shares of the corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (other than a reincorporation transaction) or a sale of all or substantially all of the assets of the Company shall be treated as a liquidation, dissolution, or winding-up of the corporation and shall entitle the holders of preferred stock and common stock to receive at the closing the amounts specified above in cash, securities or other property.

Redemption Rights

The Series A convertible preferred stock does not contain any fixed or determinable redemption features.

At any time on or after December 31, 2018, upon the election of the holders of the then-outstanding Series B, B-1, C and D redeemable convertible preferred stock, voting as a separate class, the Company may be required to redeem in cash the then-outstanding shares of Series B, B-1, C and D redeemable convertible preferred stock. The Company shall effect any such redemption in three annual installments with the first to occur on the date sixty days after the date on which the Company receives notice of the redemption election. The redemption price for the Series B and B-1 redeemable convertible preferred stock is equal to the greater of (a) 150% of the liquidation preference for such series; provided, however, that any sum in excess of the purchase price shall be paid out of the retained earnings of the Company; or, (b) the fair market value per share as determined by an appraisal plus all declared or accrued but unpaid accruing dividends. At December 31, 2013, due to the absence of retained earnings, the redemption value of the Series B redeemable convertible preferred stock was determined under criterion (a) and was the original issuance price of $1.00 per share. At December 31, 2014, the redemption value of the Series B redeemable convertible preferred stock was determined under criterion (b) and was the fair value market value per share plus all unpaid accruing dividends. At December 31, 2013 and 2014, the redemption price of the Series B-1 redeemable convertible preferred stock was determined under criterion (b) and was the fair market value per share plus all unpaid accruing dividends. The redemption price for the Series C and D redeemable convertible preferred stock is equal to the greater of (a) 150% of the liquidation preference of such series; or, (b) the fair market value per share as determined by an appraisal, plus all declared or accrued but unpaid accruing dividends. At December 31, 2013 and 2014, the redemption value for Series C and D redeemable convertible preferred stock is determined under criterion (a) and is 150% of the liquidation preference for the Series C and D redeemable convertible preferred stock.

In addition, the Company may be required to redeem certain shares of its Series B, B-1, and C redeemable convertible preferred stock held by MSF and the Michigan Economic Development Corporation (MEDC) upon the occurrence of a deemed triggering event. If a triggering event occurs, MSF and MEDC both have the option to elect for the Company to redeem their shares in cash for a period of 60 days after the occurrence of the triggering event for the shares of Series B redeemable convertible preferred stock and a period of 120 days after the triggering event occurs for the shares of Series B-1 and C redeemable convertible preferred stock. The option expires if not exercised within the given timeframe. If a triggering event had occurred and the option to redeem the respective shares of Series B, B-1 and C redeemable convertible preferred stock had been exercised by both MSF and MEDC at December 31, 2014, the cash redemption amount of the respective shares would have amounted to $5.4 million. On April 1, 2015, the Company notified MSF and MEDC that a triggering event had occurred.

10.	Preferred Stock Warrants

The Company classifies its preferred stock warrants as liabilities on the accompanying consolidated balance sheets. As of December 31, 2013 and 2014, the preferred stock warrant liabilities were $0.4 million and $1.8 million.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

The key terms of the convertible preferred stock warrants are summarized in the following table:

	Warrants Outstanding
	Warrants Outstanding December 31, 2013	Warrants Outstanding December 31, 2014	Exercise Price	Expiration
Series A preferred stock warrants	170,723	—	$1.52	Various dates in 2014
Series B preferred stock warrants	77,588	77,588	1.00	July 31, 2018
Series B-1 preferred stock warrants	350,505	350,505	1.00	June 30, 2018
Series B-1 preferred stock warrants	5,559,902	5,559,902	0.35	Various dates in 2016 – 2021
Series C preferred stock warrants	1,278,207	1,278,207	0.70	Various dates in 2022 – 2023

Total preferred stock warrants	7,436,925	7,266,202

The warrants are immediately exercisable in whole or in part over the term of the warrants. In the event of a Qualified IPO, all of the Company’s outstanding preferred stock warrants expire unless the warrant holders elect to exercise them immediately prior to the IPO. During the year ended December 31, 2013 and 2014, no warrants were exercised.

Determination of Fair Value

At each reporting date, the Company remeasures the preferred stock warrants to fair value using the OPM and/or the PWERM models with the following assumptions used in the OPM:

Year Ended December 31,
	2013	2014
Expected term (in years)	2.5 - 3.1	1.2 - 2.5
Expected volatility	66 - 70%	69 - 86%
Risk-free interest rate	0.4 - 0.7%	0.3 - 0.6%
Expected dividend rate	—%	—%
Discount for lack of marketability	23.7% - 25.8%	19.5% - 24.3%

The assumptions used in calculating the estimated fair market value at each reporting period represent the Company’s best estimate, however inherent uncertainties are involved. As a result, if factors or assumptions change the warrant liability, the estimated fair value could be materially different.

The Company estimates the volatility of its stock based on comparable peer public companies historical volatility. The risk-free interest rate is based on the U.S. Treasury zero-coupon bond. The expected term applied in the OPM considers both the probabilities of failure and success of the Company. Cumulative dividends associated with preferred stock are calculated as of the accrual start date of each security to the OPM maturity date.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

11.	Stock-Based Compensation

In the accompanying consolidated statement of operations, the Company recognized stock-based compensation expense for its employees and non-employees as follows:

	Year Ended December 31,
	2013	2014
	(in thousands)
Research and development	$5	$65
General and administrative	17	237

Total stock-based compensation	$22	$302

Determination of Fair Value

The estimated grant-date fair value of all the Company’s stock-based awards was calculated using the Black-Scholes option pricing model, based on assumptions as follows:

Year Ended December 31,
	2013	2014
Expected term (in years)	5.0 - 6.0	5.0 - 6.0
Expected volatility	79 - 82%	81 - 83%
Risk-free interest rate	0.7 - 1.6%	1.5 - 1.8%
Expected dividend rate	—%	—%

The fair value of each stock option grant was determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment and estimation by management.

Expected Term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards. The expected term for options issued to nonemployees is the contractual term.

Expected Volatility—Since the Company does not have a trading history for its common stock, the expected volatility was derived from the historical stock volatilities of comparable peer public companies within its industry that are considered to be comparable to the Company’s business over a period equivalent to the expected term of the stock-based awards.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.

Expected Dividend Rate—The expected dividend is zero as the Company has not paid nor does it anticipate paying any dividends on its common stock in the foreseeable future.

Forfeiture Rate—The forfeiture rate is estimated based on an analysis of actual forfeitures. Management will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment and if the actual number of future forfeitures differs from management’s estimates, the Company might be required to record adjustments to stock-based compensation in future periods.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

Fair Value of Common Stock—Because there is no public market for the Company’s common stock as the Company is a private company, the Company’s board of directors has determined the fair value of the common stock by considering a number of objective and subjective factors, including having contemporaneous and retrospective valuations of its common stock performed by an unrelated valuation specialist, valuations of comparable peer public companies, sales of the Company’s redeemable convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of the Company’s capital stock, and general and industry-specific economic outlook. The fair value of the Company’s common stock will be determined by the Company’s board of directors until such time as the Company’s common stock is listed on an established stock exchange.

Equity Incentive Plans

2008 Plan

On June 24, 2008, the Company’s board of directors approved the 2008 Stock Plan (the “2008 Plan”) for issuance of up to 2,300,000 shares of common stock to be administered by the board of directors or a committee appointed by them. Amendments to the plan were approved by the board of directors to increase the authorized shares to 11,775,000 shares as of December 31, 2013 and 35,775,000 shares as of December 31, 2014. The 2008 Plan allows for the granting of Incentive Stock Options (ISO), nonqualified stock options and stock purchase rights. The term of the plan is for the later of 10 years from the effective date of the 2008 Plan or the earlier of the most recent board or stockholder approval of an increase in the number of shares reserved for issuance under the 2008 Plan. The per share exercise price to be established by the board of directors shall be: (i) for ISO’s, granted at no less than 100% of the fair value of the shares on the date of the grant, unless the options are granted to an insider defined as an optionee holding an ISO who at the time the ISO is granted, owns stock representing more than 10% of the voting power of all classes of stock of the company or any parent or subsidiary, in which case the price is no less than 110% of the fair value of the shares on the date of the grant; and (ii) for nonqualified stock options, no less than 85% of the fair value of the shares on the date of grant, unless the options are granted to a service provider who owns greater than ten percent (10%) of the voting power of all classes of stock of the Company, in which case the price is no less than 110% of the fair value of the shares on the date of the grant. The fair value of the shares on the date of the grant is determined by an application of a reasonable valuation method as determined by the board of directors. The vesting provisions of options or restricted awards granted are determined individually with each grant. Except in the case of options granted to officers, directors and consultants, options shall become exercisable at a rate of no less than 20% per year over five years from the date the options are granted. Stock options have a 10-year life, a five-year life for insiders and expire if not exercised within that period or if not exercised within 30 days of cessation of employment with the Company or such longer period of time as specified in the option agreement.

2005 Stock Plan

As of December 31, 2014, there were 27,000 awards issued and outstanding under the Company’s 2005 Plan (the “2005 Plan”). The terms of the 2005 Plan are similar to those of the 2008 Plan. On August 20, 2008, the board of directors canceled all shares available under the 2005 Plan with the intention to not issue any more shares under the plan.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

A summary of activity under the 2005 Plan and 2008 Plan and related information is as follows:

		Options Outstanding				Non-Vested Stock
	Shares Available for Grant	Number of Shares Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value of Outstanding Options (in thousands)	Number of Shares Outstanding	Weighted- Average Grant Date Fair Value Per Share
Outstanding — December 31, 2012	4,135,784	2,021,002	$0.04	7.66	$—	3,000	$0.04
Awards authorized	3,875,000
Options granted	(3,008,001)	3,008,001	0.05
Non-vested stock granted	(263,393)	—				263,393	0.04
Options exercised	—	(680,000)	0.04
Non-vested stock vested	—	—				(266,393)	0.04
Options cancelled	12,000	(12,000)	0.04

Outstanding — December 31, 2013	4,751,390	4,337,003	0.05	8.63	48	—	—
Awards authorized	24,000,000
Options granted	(17,207,141)	17,207,141	0.12
Options exercised	—	(5,607,715)	0.07
Options cancelled	4,000	(7,600)	0.28

Outstanding — December 31, 2014	11,548,249	15,928,829	$0.12	9.29	$3,153	—	—

Exercisable— December 31, 2014		15,888,829	$0.12	9.29	$3,143

Vested and expected to vest — December 31, 2014		14,600,834	$0.12	9.28	$2,897

The weighted-average grant date fair values of options granted during the years ended December 31, 2013 and 2014, was $0.02 and $0.09, per share. The aggregate intrinsic value of options exercised was $0 and $1.4 million for the years ended December 31, 2013 and 2014. The total grant date fair value of options vested for the years ended December 31, 2013 and 2014 was $18,000 and $0.2 million.

The aggregate intrinsic value totaled $0 for options outstanding at January 1, 2013 because the exercise price of the options was greater than the fair market value of the options for this date.

As of December 31, 2013 and 2014, total unrecognized stock-based compensation related to unvested stock options was $44,000 and $1.2 million, net of estimated forfeitures. These costs are expected to be recognized over a remaining weighted-average period of 1.22 and 2.96 years as of December 31, 2013 and 2014. Certain stock options are subject to occurrence of a performance condition.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

Performance-Based Stock Option Grant

During the year ended December 31, 2014, the Company granted options to purchase 1,618,920 shares of common stock to an executive officer which contains both performance-based and service-based vesting criteria. Stock-based compensation associated with these performance-based stock options is recognized if the performance condition is achieved. Management has concluded that the performance-based milestone was not probable of achievement as of December 31, 2014. As such, no stock-based compensation has been recorded during the year ended December 31, 2014 related to these options. If the performance condition had been achieved at December 31, 2014, the Company would have recorded $17,000 in additional stock-based compensation related to these stock options.

Liability for Early Exercise of Stock Options

The 2008 Plan allows for the granting of options that may be exercised before the options have vested. In December 2014, an executive officer early exercised 769,230 stock options, at which time the award became subject to a restricted stock agreement. These shares of restricted stock granted upon early exercise of the options are subject to the same vesting provisions as the original stock option awards. Shares issued as a result of early exercise that have not vested are subject to repurchase by the Company upon termination of the purchaser’s employment or services, at the price paid by the purchaser, and are not deemed to be issued for accounting purposes until those related shares vest. Accordingly, the Company has recorded the exercise proceeds of $0.1 million from the early exercise as a long-term liability in the accompanying consolidated balance sheet as of December 31, 2014. The long-term liability will be reclassified into common stock and additional paid-in capital as the shares vest and the repurchase right has lapses. As of December 31, 2014, 769,230 shares held by the employee remain unvested and subject to repurchase with an aggregate price of $0.1 million.

12.	Income Taxes

The geographical breakdown of loss before provision for income taxes is as follows:

	Year Ended December 31,
	2013	2014
	(in thousands)
United States	$(6,832)	$(23,872)
International	—	1

Loss before provision for income taxes	$(6,832)	$(23,871)

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2013	2014
	(in thousands)
Current tax provision:
Federal	$—	$—
State	—	—
Foreign	—	4

Total current tax provision	—	4

Deferred tax provision (benefit):
Foreign	—	(2)

Total deferred tax provision (benefit)	$—	$(2)

Total provision for income taxes	$—	$2

The reconciliation between income taxes computed at the federal statutory income tax rate and the provision for income taxes is as follows:

	Year Ended December 31,
	2013	2014
Federal statutory rate	34.0%	34.0%
Effect of:
Change in valuation allowance	(23.1)	(37.3)
Federal tax credit	1.8	1.8
State income tax benefit, net of federal benefit	2.2	4.0
Conversion costs	(13.5)	—
Change in fair value of preferred stock warrants	(1.1)	(2.0)
Other permanent items	(0.3)	(0.5)

Total provision for income taxes	—%	—%

The components of the deferred tax assets are as follows:

	December 31,
	2013	2014
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$4,381	$8,941
Research and development credits	230	649
License fee	20	3,880
Other	104	177

Gross deferred tax assets	4,735	13,647
Valuation allowance	(4,735)	(13,645)

Total net deferred tax assets	$—	$2

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Based upon the weight of available evidence, which includes historical operating performance and the recorded cumulative net losses in prior fiscal periods, the Company recorded a full valuation allowance of $4.7 million and $13.6 million against the net U.S. deferred tax assets as of December 31, 2013 and 2014. The net valuation allowance increased by $1.6 million for the year ended December 31, 2013 and increased by $8.9 million for the year ended December 31, 2014.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. Based on the weight of all evidence, including a history of operating losses and the Company’s ability to generate future taxable income to realize the assets, management has determined that it is more likely than not that the deferred tax assets will not be realized. Accordingly, a full valuation allowance has been established to offset the net deferred tax asset.

As of December 31, 2014, the Company has federal operating loss carryforwards of $24.1 million and state operating loss carryforwards of $18.4 million, expiring in years ranging from 2021 to 2034. The Company also had net tax credit carryforwards of $0.6 million available to reduce future tax liabilities, if any, for federal tax purposes. The net tax credit carryforwards begin to expire in 2031.

Future utilization of the Company’s net operating loss and research and development credits carryforwards to offset future taxable income are subject to an annual limitation, pursuant to Internal Revenue Code (IRC) Sections 382 and 383, as a result of ownership changes that have occurred.

The disclosure of deferred tax assets in the table above for the year ended December 31, 2013 has been restated to correct the available net operating loss and research and development credit carryforwards with a corresponding effect on the related valuation allowance. In addition, other reclassifications have been made to the amounts disclosed in this table to conform to the current year’s presentation. These changes had no impact on the consolidated balance sheet or results of operations. The gross deferred tax assets balance and valuation allowance as of December 31, 2013 were previously reported as $9.5 million and has been corrected to $4.7 million.

Uncertain Tax Positions

The activity related to the gross amount of unrecognized tax benefits is as follows:

	Year Ended December 31,
	2013	2014
	(in thousands)
Beginning balance	$28	$58
Additions based on tax positions related to current year	30	104

Ending balance	$58	$162

If recognized, gross unrecognized tax benefits would not have an impact on the Company’s effective tax rate due to the Company’s full valuation allowance position. While it is often difficult to predict the final outcome of any particular uncertain tax position, the Company does not believe that the amount of gross unrecognized tax benefits will change significantly in the next twelve months.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated statement of operations. Accrued interest and penalties, if applicable, are included in accrued liabilities in the consolidated balance sheet. For the years ended December 31, 2013 and 2014, the Company did not recognize any accrued interest and penalties.

PRONAI THERAPEUTICS, INC.

Notes to Consolidated Financial Statements

The Company is subject to taxation in the United States, various states and Canada. Tax years 2011 through 2014 remain open to examination by the United States and various state jurisdictions. The 2014 tax year remains open to examination in Canada. The Company is not currently under examination by the Internal Revenue Service or any other jurisdiction for any year.

13.	Subsequent Events

The Company has evaluated subsequent events through April 8, 2015, the date these consolidated financial statements were issued.

Operating Lease Obligation

In February 2015, the Company entered into an operating lease agreement to sublease office space in Vancouver, Canada. The operating lease agreement expires on February 27, 2018. Under the terms of the agreement, on closing the Company issued a Canadian Dollar $50,000 letter of credit to the sublessor. The total payments associated with this operating lease agreement, including executory costs, will increase the Company’s lease obligations discussed in Note 7 by $0.2 million in 2015, $0.3 million in 2016, $0.3 million in 2017 and $0.1 million in 2018.

Obligation with Contract Research Organization

In December 2014, as amended in March 2015, we entered into an agreement with a contract research organization that is estimated to be effective through 2017. Payments associated with this agreement will result in the Company having clinical obligations of $2.0 million in 2015, $2.0 million in 2016 and $1.6 million in 2017. In March 2015, we also entered into another agreement with the same contract research organization that is estimated to be effective through 2017. Payments associated with this agreement will result in the Company having clinical obligations of $1.3 million in 2015, $3.1 million in 2016 and $3.1 million in 2017.

Stock-Based Compensation

On March 19, 2015, the Company granted 2,625,000 stock options to certain employees and nonemployees with an exercise price of $0.41 per share.

                    Shares

Common Stock

Jefferies	BofA Merrill Lynch

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

AMOUNT PAID OR TO BE PAID
SEC registration fee	$	*
FINRA filing fee		4,250
NASDAQ Stock Market listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation to be effective upon the completion of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws to be effective upon the completion of this offering, provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Prior to the completion of this offering, the Registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since April 1, 2012 and through April 1, 2015, the Registrant has issued and sold the following securities:

1.	Since April 1, 2012 and through April 1, 2015, the Registrant has granted to its directors, officers, employees and consultants options to purchase 23,007,142 shares of common stock under its 2008 Stock Plan with per share exercise prices ranging from $0.035 to $0.41, and has issued 5,438,938 shares of common stock upon exercise of such options. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701 promulgated under the Securities Act.

2.	Since April 1, 2012 and through April 1, 2015, the Registrant has issued to its directors, officers, employees and consultants 667,107 shares of restricted common stock under its 2008 Stock Plan, which shares were issued in lieu of payment for services provided. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701 promulgated under the Securities Act.

3.	Between April 2012 and September 2013, the Registrant sold an aggregate of approximately $4.7 million in convertible subordinated promissory notes to purchasers that represented to the Registrant that they were accredited investors and qualified institutional buyers. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

4.	Between April 2012 and December 2013, the Registrant issued warrants exercisable for up to an aggregate of 1,264,280 shares of the Registrant’s Series C redeemable convertible preferred stock at an exercise price of $0.70 per share to purchasers that represented to the Registrant that they were accredited investors and qualified institutional buyers. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

5.	In December 2013 and January 2014, the Registrant issued an aggregate of 18,534,142 shares of the Registrant’s Series C redeemable convertible preferred stock at $0.70 per share for an aggregate financing total of approximately $13.0 million to purchasers and promissory note holders that represented to the Registrant that they were accredited investors and qualified institutional buyers. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

6.	In April 2014, the Registrant sold an aggregate of 84,999,981 shares of the Registrant’s Series D redeemable convertible preferred stock at a purchase price of $0.70 per share for an aggregate purchase price of approximately $59.5 million to purchasers that represented to the Registrant that they were accredited investors and qualified institutional buyers. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any general solicitation or advertising. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered under the Securities Act and the applicable restrictions on transfer.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

No consolidated financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or notes.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Vancouver, Province of British Columbia on the                 day of                 2015.

PRONAI THERAPEUTICS, INC.

By:
Nick Glover
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nick Glover and Sukhi Jagpal, and each of them, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	President, Chief Executive Officer and Director (Principal Executive Officer)	,2015
Nick Glover
	Chief Financial Officer (Principal Accounting and Financial Officer)	,2015
Sukhi Jagpal
	Chairman of the Board	,2015
Donald Parfet
	Director	,2015
Albert Cha
	Director	,2015
Peter Thompson
	Director	,2015
James Topper
	Director	,2015
Alvin Vitangcol

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1	Fifth Amendment and Restated Certificate of Incorporation, as amended.

3.2*	Form of Restated Certificate of Incorporation to be effective upon completion of this offering.

3.3	Amended and Restated Bylaws, as currently in effect.

3.4*	Form of Restated Bylaws to be effective upon completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2	Third Amended and Restated Investor Rights Agreement, dated April 17, 2014, by and among the Registrant and certain of its stockholders, as amended.

5.1*	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnification Agreement.

10.2	2008 Stock Plan, as amended, and forms of award agreements thereunder.

10.3*	2015 Equity Incentive Plan, to become effective upon the completion of this offering, and forms of award agreements thereunder.

10.4*	2015 Employee Stock Purchase Plan, to become effective upon the completion of this offering, and form of subscription agreement thereunder.

10.5*	Employment Agreement, dated , 20 , by and between the Registrant and Nick Glover.

10.6*	Employment Agreement, dated , 20 , by and between the Registrant and Richard Messmann.

10.7*	Employment Agreement, dated , 20 , by and between the Registrant and Wendi Rodrigueza.

10.8	Separation and Release Agreement, dated September 12, 2014, by and between the Registrant and Mina P. Sooch.

10.9	Lease, dated March 9, 2012, by and between the Registrant and Michigan Life Science and Innovation Center, LLC, as amended.

10.10	Lease, dated February 4, 2015, by and between the Registrant and Thompson Creek Metals Company Inc.

10.11*	Exclusive License Amendment, dated March 13, 2012, by and between the Registrant and Marina Biotech, Inc.

10.12*	Second License Amendment and Consent to Termination, dated April 14, 2014, by and between the Registrant and Marina Biotech, Inc.

10.13*	License Payment Agreement, dated April 14, 2014, by and between the Registrant and Novosom Verwaltungs GmbH.

21.1	Subsidiaries of the Registrant.

23.1*	Consent of independent registered public accounting firm.

23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1	Power of Attorney. Reference is made to the signature page hereto.

*	To be submitted by amendment.